As filed with the Securities and Exchange Commission on November 26, 2003

Registration No. 333-109204

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GREAT LAKES BANCORP, INC.

(Exact name of registrant as specified in its charter)
Delaware	6036	13-4237490
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code)	Identification Number)

2421 Main Street

Buffalo, New York 14214

(716) 961-1900

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Andrew W. Dorn, Jr.

President and Chief Executive Officer

Great Lakes Bancorp, Inc.

2421 Main Street

Buffalo, New York 14214

(716) 961-1900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy To:

Robert J. Olivieri, Esq.
Hodgson Russ LLP
One M&T Plaza, Suite 2000
Buffalo, New York 14203-2391
(716) 856-4000

                Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]______________.

                If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]______________.

                If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]______________.

                If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock ($.001 par value)	1,961,620 shares	$9.00	$17,654,580	$1,468
Class B Common Stock ($.001 par value)	115,750 shares	$9.00	$ 1,041,750	$ 87
Common Stock Subscription Rights (1)	1,961,620 shares	-	-	-
Class B Common Stock Subscription Rights (2)	115,750 shares	-	-	-
Total			$18,696,330	$1,555

(1) Evidencing the Rights to subscribe for shares of Common Stock

(2) Evidencing the Rights to subscribe for shares of Class B Common Stock

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2003

Great Lakes Bancorp, Inc.

1,961,620 Shares of Common Stock

115,750 Shares of Class B Common Stock

Issuable Upon the Exercise of Subscription Rights

__________________

$9.00 per share

__________________

                Great Lakes Bancorp, Inc. is offering to its existing stockholders 1,961,620 shares of its common stock and 115,750 shares of its non-voting Class B common stock issuable upon the exercise of subscription rights, or Rights. We are offering these shares only through our directors and executive officers and through the directors and executive officers of Greater Buffalo Savings Bank. We are not using any selling agents or underwriters. We will not accept subscriptions for less than 100 shares.

                The Rights are being offered only to our existing stockholders of record as of the close of business on __________, 2003. Pursuant to the Rights:

•	You will be entitled to purchase one share of our common stock for each share of common stock owned by you on the record date and one share of our Class B stock for each share of our Class B common stock owned by you on the record date.

•	If you fully exercise your Rights, you may subscribe for additional shares through an over-subscription privilege. If the over-subscriptions exceed the number of shares available, the shares will be allocated to those stockholders who over-subscribe based upon their shareholdings on the record date. Notwithstanding the above, holders of our common stock may not over-subscribe for shares of our Class B common stock and holders of our Class B common stock may not over-subscribe for shares of our common stock.

•	Our officers and directors currently own approximately 39% of the outstanding shares of our common stock. They have indicated to us that they intend to acquire an aggregate of 600,000 shares of our common stock in this offering (exclusive of shares issuable in connection with the exercise of their over-subscription privileges). As a result, their ownership of our outstanding common stock will be approximately 47% if this offering is 50% subscribed, 40% if this offering is 75% subscribed and 35% if this offering is 100% subscribed. In addition, our officers and directors have further indicated to us that, to the extent available, they intend to acquire an additional 30,000 shares of our common stock in this offering through the exercise of their over-subscription privileges. If they are successful in acquiring all of these shares, their ownership of our outstanding common stock will be approximately 48% if this offering is 50% subscribed, 41% if this offering is 75% subscribed and 36% if this offering is 100% subscribed.

•	The Rights are not transferable and may be exercised only by our record date stockholders.
•	Once made, subscriptions may not be revoked. There is no minimum number of shares which must be sold in this offering and we intend to close sales of shares respecting subscriptions under this offering on a continuous basis without holding subscription funds in escrow until this offering is concluded.

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•	This offering will continue until January 30, 2004, unless earlier terminated or extended in the discretion of our board of directors.

                Neither our common stock nor our Class B common stock is listed on any exchange. No active market exists for either our common stock or our Class B common stock, and no market is likely to exist for any of our stock in the near future.

                Our stockholders who do not exercise all of their Rights may own a smaller relative equity ownership and voting interest in our Company after completion of this offering than if they were to exercise all of their Rights.

__________________

Investing in our stock involves risks. See "Risk Factors" beginning on page 5.

__________________

	Per Share	Total (1)
Public Offering Price	$9.00	$18,696,330
Underwriting Discount	-	-
Proceeds to Great Lakes Bancorp, Inc., before expenses (1)	$9.00	$18,696,330

____________________
(1) The expenses of this offering are expected to be approximately $115,000.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The shares of common stock and Class B common stock issuable upon exercise of the Rights offered hereby are equity securities; they are not savings accounts or deposits. They will NOT be insured by the Federal Deposit insurance Corporation or any other government agency or company.

__________________

The date of this Prospectus is ___________, 2003

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ANNEXES

Annex A                 Common Stock Subscription Agreement

Annex B                 Class B Common Stock Subscription Agreement

____________________________

                You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

____________________________

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SUMMARY

                The following highlights information contained elsewhere in this prospectus. Accordingly, it is not complete and may not contain all of the information that may be important to you. We encourage you to read carefully this entire prospectus, including the information under "Risk Factors" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus, before making an investment decision.

Our Company

                We are a one-bank holding company headquartered in Buffalo, New York. Our wholly owned subsidiary, Greater Buffalo Savings Bank, is a New York State chartered stock savings bank serving the Greater Buffalo area in Erie and Niagara counties. Greater Buffalo Savings Bank began operations in November 1999 and is in the general business of community banking. It utilizes deposits from new and existing customers, together with funds from other sources to invest in a loan portfolio consisting of one to four family residential mortgage, home equity, multi-family residential, consumer, commercial mortgage and business loans. It also invests in U.S. Government bonds, bonds of U.S. government agencies, mortgage-backed securities and other fixed income securities.

                Greater Buffalo Savings Bank offers its depositors checking and savings accounts and certificates of deposit that the Federal Deposit Insurance Corporation, or FDIC, insures, generally and subject to certain exceptions and qualifications, up to $100,000 per individual account holder. Greater Buffalo Savings Bank emphasizes loans designed for the residential and commercial real estate markets, including residential mortgage, business, commercial real estate and home equity loans. Its residential loan products include fixed rate and adjustable rate mortgages, first and second mortgages, home improvement loans and home equity loans and lines of credit. Greater Buffalo Savings Bank is also approved as a Fannie Mae seller/servicer of conforming residential mortgage loans, and has received conditional approval to become a Freddie Mac seller/servicer of conforming residential mortgage loans. In addition to commercial real estate loans, its commercial lending activities include equipment loans, working capital loans and lines of credit. Greater Buffalo Savings Bank is an approved lender in the U.S. Small Business Administration Guaranteed Loan Program.

                We were incorporated under the laws of Delaware in 2003. Our executive offices are located at 2421 Main Street, Buffalo, New York 14214, and our telephone number is (716) 961-1900. Our web site address is www.gbsb.com. Information contained on our web site is not a part of this prospectus.

Recent Developments

                In September 2003, we borrowed $5 million from Fifth Third Bank pursuant to a term loan transaction. The net proceeds from this loan were contributed to the capital of Greater Buffalo Savings Bank. This loan is evidenced by a five-year note that provides for interest only payments during the first two years and quarterly payments of principal thereafter until maturity, when the remaining principal balance and all other unpaid obligations under the note are due and payable. The term loan is secured by a pledge of all of the outstanding capital stock of Greater Buffalo Savings Bank. We do not anticipate that a material amount of the proceeds from this offering will be used to make payments on this loan.

The Offering

Description of the Rights Offering	We are issuing Rights to each of our stockholders who owned shares of our capital stock on _______, 2003, or the record date. Pursuant to such Rights, (i) each record date holder of our common stock will be entitled to purchase one share of our common stock for each share of our common stock held by him on the record date and (ii) each record date holder of our Class B common stock will be entitled to purchase one share of our Class B common stock for each share of our Class B common stock held by him on the record date. We reserve the right to reduce or reject, in whole or in part, any subscription which would require prior regulatory application or approval if such has not been obtained prior to the expiration date of this offering. See "Offering and Manner of Subscription-Regulatory Limitations." In addition, we will not accept any subscription for less than 100 shares.

Substantially all of our directors and executive officers have indicated their intention to exercise their respective Rights. See "Offering and Manner of Subscription- Intentions of Directors and Executive Officers and "Principal Stockholders."

Subscription Price	The subscription price is $9.00 per share, payable in cash (including check, bank draft and money order). The subscription price was determined by our board of directors without prices established in an active trading market. In connection with this determination, our Board considered various factors, including an appraisal from Danielson Associates, Inc., or Danielson, an independent bank consulting firm. See "Offering and Manner of Subscription-Determination of Offering Price." In its appraisal, Danielson concluded that, based on comparisons with the stock prices of comparable banks, as well as an analysis of our financial performance and condition, market, future prospects, stock liquidity and unique characteristics, the fair value of our stock is between $8.99 and $9.84 per share.

Over-Subscription Privilege	Stockholders who fully exercise their Rights will be entitled to the additional privilege of subscribing for and purchasing, subject to allocation, any shares of common stock and Class B common stock not purchased by other stockholders in the primary subscription. If subscriptions for our shares through the over-subscription privilege exceed the number of shares available for sale after the primary subscription, the available shares will be allocated to the over-subscribing stockholders based upon their shareholdings on the record date. Notwithstanding the above, holders of our common stock may not over-subscribe for shares of our Class B common stock and holders of our Class B common stock may not over-subscribe for shares of our common stock. See "Offering and Manner of Subscription-Over-Subscription Privilege."

How to Exercise Rights	You can exercise your Rights by completing the subscription agreement and delivering it to Great Lakes Bancorp, Inc. at 2421 Main Street, Buffalo, New York 14214. Payment of the subscription price may be sent with the subscription agreement. If it is not, we will send to you a confirmation of your subscription with an invoice for the subscription price for your subscription shares. We will send to you a separate confirmation and invoice for your over-subscription shares, if any, promptly after termination of this offering. If you do not remit to us payment in full for your subscription shares and over-subscription shares within 30 days of our mailing of the applicable confirmation, your Rights pursuant to this offering will be automatically terminated and you will not be eligible to purchase any shares in this offering. Payment for shares in this offering may be made by either check, bank draft or money order drawn on a United States bank. See "Offering and Manner of Subscription-Method of Subscription."

Non-Transferability of Rights	The Rights are non-transferable and may be exercised only by a record date stockholder.

When You Can Exercise Your Rights	You can exercise your Rights at any time prior to the expiration date.

Capital Stock Outstanding Prior to this Offering	Prior to this offering: 1,961,620 shares of common stock; and 115,750 shares of Class B common stock

Capital Stock to be Outstanding After this Offering	After this offering, assuming the sale of all shares offered hereby: 3,923,240 shares of common stock; and 231,500 shares of Class B common stock

Important Dates to Remember	Record Date: ___________, 2003 Expiration Date: January 30, 2004

Amendment, Extension or Termination of the Offering	We may, in our sole discretion terminate this offering at any time or extend the expiration date to not later than February 28, 2004.

Risk Factors	An investment in our stock involves a high degree of risk. Our shares should be purchased only by investors who can afford the loss of their entire investment. See "Risk Factors."

Use of Proceeds	General working capital for us and Greater Buffalo Savings Bank. See "Use of Proceeds."

Summary Consolidated Financial Data

                The following table sets forth certain financial data for each of the three years ended December 31, 2000, 2001 and 2002 and consolidated financial data for the nine-month periods ended September 30, 2002 and 2003, which are derived from our consolidated financial statements included elsewhere in this prospectus.

                The information presented below is only a summary and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our financial statements, including the notes thereto, included elsewhere in this prospectus.
	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Results of Operations

Interest Income	$ 1,654,436	$ 4,443,390	$ 9,047,734	$6,336,793	$ 9,664,620
Interest Expense	892,668	2,857,657	4,692,238	3,282,807	4,546,527
Net Interest Income	761,768	1,585,733	4,355,496	3,053,986	5,118,093
Non-Interest Income	31,725	630,657	1,158,054	626,239	993,498
Non-Interest Expense	2,331,640	2,887,371	4,113,334	2,887,205	4,327,807
Net Income (Loss)	(1,079,718)	(920,199)	866,899	302,194	950,839

Balance Sheet Data

Total Assets	$ 47,015,426	$ 113,175,179	$ 224,583,866	$ 194,975,237	$ 344,127,804
Loans-Net	13,420,365	68,869,665	142,257,683	118,395,728	197,399,512
Allowance for Loan Losses	92,000	925,000	1,377,000	1,222,000	1,624,000
Securities	18,883,047	35,261,309	56,725,551	58,708,533	127,299,978
Total Deposits	37,166,977	101,133,103	197,028,909	177,104,953	306,046,802
Stockholders' Equity	9,471,813	11,694,538	17,603,342	17,282,294	18,139,353

Per Share Data

Net Income (Loss) - basic and diluted	$ (0.98)	$ (0.79)	$ 0.42	$ 0.15	$ 0.46
Book Value	8.56	7.77	8.47	8.32	8.73
Weighted Average Number of Common Shares Outstanding	1,105,960	1,171,780	2,068,466	2,010,360	2,077,370

RISK FACTORS

                You should carefully consider the following risks and uncertainties and all other information contained in this prospectus before you decide whether to purchase our stock. Any of the following risks, should they materialize, could adversely affect our business, financial condition or operating results As a result, the trading price of our stock, if any, could decline and you could lose all or a significant part of your investment.

Risks Related to Our Business

We have a limited operating history.

                We have a short operating history since we have only been in business since November 1999. Therefore, you have limited information on which to base an investment decision. Greater Buffalo Savings Bank has incurred operating losses in 1999, 2000 and 2001. We were profitable in 2002 and have recorded net income of approximately $951 thousand for the nine months ended September 30, 2003. Our accumulated deficit at September 30, 2003 was approximately $537 thousand.

We may not grow as rapidly as we have in the past. If we are unable to achieve our projected growth rates, our ability to increase our long-term profitability will suffer.

                Our assets, deposits and loan portfolio increased from $15 million, $4 million and $74 thousand, respectively, at December 31, 1999, to $344 million, $306 million and $197 million, respectively, at September 30, 2003. Increases in our future profitability will depend on our continued ability to grow our assets while maintaining asset quality. We have incurred substantial expenses in management, sales and customer support personnel and other infrastructure to support our future growth, and we expect to continue to incur such expenses as we open and expand new branch offices. We may not grow as rapidly as we have over the past four years, and we may not grow at all. To continue to grow, we will need to provide sufficient capital to Greater Buffalo Savings Bank. We may not be able to receive the regulatory approvals, such as branch approvals, that will be necessary for such growth. If we are unable to grow, our ability to increase our long-term profitability may suffer.

Our lending activities are concentrated in the Western New York area and our results of operations may be affected by local market and economic conditions.

                Our primary lending activity is concentrated in the Buffalo, New York metropolitan area and the surrounding eight county area known as Western New York. As of September 30, 2003, approximately 98% of the principal amount of our outstanding loans, or approximately $193 million, were secured by real estate located in Western New York. An economic downturn or other adverse market conditions in this area could adversely affect our results of operations.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

                Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which could have a material adverse effect on our operating results. Our management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the collateral, if any, securing the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses which may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on volume and types of loans, internal loan classifications, trends in classifications, volume and trends in delinquencies and non-accruals, national and local economic conditions, other factors and other pertinent information. We perform this analysis on a monthly basis and, periodically have increased our allowance for loan losses to reflect changing conditions. Our actual loan losses have been negligible and we do not anticipate that they will exceed our loan loss reserve. If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and additional provisions may be necessary which would materially decrease our net income or result in losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

Fluctuations in interest rates could reduce our profitability. We realize income primarily from the difference between interest earned on loans and investments and interest paid on deposits and borrowings.

                Our earnings are significantly dependent on our net interest income. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our positions, this "gap" may work against us, and our earnings may be negatively affected. For example, assuming an immediate 2% increase in interest rates to our existing financial position at September 30, 2003, we estimate that our net interest income would decrease by approximately 1.3% for the first year thereafter and then increase steadily by approximately 20% over the following four years. Conversely, assuming an immediate 1% decrease in interest rates to our existing financial position at September 30, 2003, we estimate that our net interest income would increase by approximately 3.4% for the first year thereafter and then decrease steadily by approximately 11% over the following four years. We are unable to predict fluctuations of market interest rates, which are affected by many factors, including the following: inflation, recession, a rise in unemployment, tightening money supply, domestic and international disorder and instability in domestic and foreign financial markets.

Restrictions on Greater Buffalo Savings Bank's ability to pay dividends to us, as well as our dividend policy, could affect our ability to pay our expenses and pay dividends to our stockholders.

                Our principal source of funds to pay dividends on our capital stock and to pay our expenses, including principal and interest on any outstanding loans, is cash dividends and/or management fees we receive from Greater Buffalo Savings Bank and any additional subsidiaries we may acquire or establish in the future. If we do not receive adequate funds to meet our payment obligations, we could be declared in default. If we enter into any loan agreement, it likely will be secured by a pledge of our Greater Buffalo Savings Bank stock. If we default under the terms of any such loan agreement, it may result in our forfeiture of all of our interest in Greater Buffalo Savings Bank's stock. We currently have an outstanding $5 million term loan with Fifth Third Bank that is secured by all of the outstanding shares of Greater Buffalo Savings Bank. If we do not receive sufficient dividends or management fees from Greater Buffalo Savings Bank to enable us to pay interest and principal obligations under this loan, we could be declared in default and, subject to regulatory approvals, Fifth Third Bank would have the right to take ownership of Greater Buffalo Savings Bank.

                The payment of dividends by Greater Buffalo Savings Bank to us is subject to restrictions imposed by the New York Banking Law, or NYBL, and additional New York State regulations. Without regulatory approval, the total of all dividends declared by Greater Buffalo Savings Bank payable to us in any calendar year may not exceed Greater Buffalo Savings Bank's net profits for that year plus retained net profits for the preceding two years less any required transfer to surplus.

                Federal law prohibits a bank from making any capital distribution (including the payment of a dividend or management fee) if, after making the distribution, the institution would be "undercapitalized," as defined by statute. Also, any management fee paid by Greater Buffalo Savings Bank to us must be reasonable in relation to the services rendered by us. In addition, the applicable Federal regulators have authority to prohibit a bank from engaging in an "unsafe or unsound practice" in conducting its business, as determined by such regulators. The payment of dividends or management fees by Greater Buffalo Savings Bank to us could be deemed to be an unsafe or unsound practice, depending upon its financial condition. See "Supervision and Regulation-Payment of Dividends."

Our Certificate of Incorporation and Bylaws, as well as certain Federal regulations, contain provisions that could delay, discourage or prevent a change in control.

                Our certificate of incorporation and bylaws contain certain provisions that may delay, discourage or prevent a change in control that our stockholders may consider favorable, or may impede the ability of our stockholders to change our management. See "Description of Capital Stock-Anti-Takeover Provisions." In addition, Federal law also requires the approval of the Board of Governors of the Federal Reserve Board, or FRB, prior to the acquisition of control of a bank holding company. See "Supervision and Regulation."

We face strong competition from larger, more established competitors.

                We encounter strong competition from financial institutions operating in the greater Buffalo, New York areas. In the conduct of its business, Greater Buffalo Savings Bank competes with local, regional, national and international commercial banks, savings banks, credit unions, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation as Greater Buffalo Savings Bank. Many of the banking and financial institutions with which we compete have operated in our market area for many years and have established customer bases. Many of our competitors have substantially greater resources and lending abilities than Greater Buffalo Savings Bank. Some of them offer services, such as trust and investment services, insurance sales and brokerage services, that Greater Buffalo Savings Bank does not currently provide. We believe that Greater Buffalo Savings Bank will be able to compete effectively with these institutions with personalized service, loan participations and other techniques, but we cannot promise that we are correct in our belief. See "Business-Competition."

Loss of our senior executive officers and other key personnel could impair our customer relationships and adversely affect our business.

            We have assembled a management team which has substantial expertise and experience in banking and financial services, especially in the greater Buffalo, New York market. Loss of the service of Andrew W. Dorn, Jr., our President and Chief Executive Officer, Kim S. Destro, our Vice President and Chief Financial Officer and/or Paul W. Bergman, our Vice President and Chief Lending Officer, could negatively impact our business because of their skills, years of industry experience, customer relationships and the potential difficulty of promptly replacing them. We have not entered into written employment agreements with any of these officers. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified personnel when needed. We have not entered into employment agreements with any of our senior management personnel.

Risks Related to This Offering

You may lose your total investment.

                Significant risks are associated with an investment in the capital stock of a four-year old company and with investment in a banking business. Therefore, you should make sure, before investing, that you are financially able to sustain a total loss of any funds used to purchase our common stock or Class B common stock. Our stock is not a savings account or a deposit, and will not be insured by the FDIC or any other government agency or company.

There is no minimum aggregate offering requirement.

                There is no minimum aggregate number of shares required to be sold in this offering. Accordingly, there is a risk that certain of our stockholders will purchase additional shares of our stock even though other stockholders have judged the terms of this offering unsatisfactory because the risk of investment is perceived to be too high, the valuation we placed on our stock is too high, or for any reason.

Your subscription funds will not be placed in escrow.

                We will not hold subscription funds in escrow. Upon acceptance and payment of subscriptions, we will promptly issue stock certificates for the shares subscribed.  See "Offering and Manner of Subscription-No Escrow of Subscription Funds."

Our stock has a limited trading market.

                Currently there is only a limited trading market for our stock, and it is not certain that an active and liquid trading market will develop or be maintained in the foreseeable future. The development of an active public trading market depends upon the existence of willing buyers and sellers and is not within our control. For these reasons, our stock may not be appropriate as a short-term investment, and you should be prepared to hold our stock indefinitely.

The offering price was not determined as a result of arm's length negotiations or with reference to prices established in an active trading market and may not reflect the actual market value of the shares.

                The price of the stock has not been set as a result of arm's length negotiations or with reference to prices established in an active trading market. The offering price has been determined by our board of directors after consideration of various factors, including the appraisal received from Danielson Associates, Inc. We are not using a selling agent or underwriter in this offering, so we have not had the assistance of such independent market professionals in setting the offering price for the shares. Even if an active trading market for our stock develops, we cannot assure you that you will be able to resell your shares at or above $9.00 per share. See "Offering and Manner of Subscription-Determination of Offering Price."

We will not pay dividends in the foreseeable future, and may never pay dividends.

                We do not plan to pay cash dividends in the foreseeable future. To the extent we receive dividends and/or management fees from Greater Buffalo Savings Bank in excess of our expenses, we presently intend to retain such excess to expand our business and that of Greater Buffalo Savings Bank. Accordingly, it is not likely that we will pay any cash dividends to our stockholders in the near future. See "Dividends."

                Declaration and payment of dividends are within the discretion of our board of directors. Greater Buffalo Savings Bank will be our most likely source of funds with which to pay cash dividends. Greater Buffalo Savings Bank's declaration and payment of future dividends to us are within the discretion of its board of directors, and are dependent upon Greater Buffalo Savings Bank's earnings, financial condition, its need to retain earnings for use in the business, and any other pertinent factors. Payment of dividends by Greater Buffalo Savings Bank is also subject to various regulatory requirements. See "Supervision and Regulation-Payment of Dividends."

Our directors and executive officers own approximately 39% of our outstanding common stock prior to this offering and it is expected that substantially all of them will participate in this offering.

                As of September 30, 2003, our directors and executive officers and their affiliates owned 39.48% of the outstanding shares of our common stock. Substantially all of our directors and executive officers have indicated that they will exercise their Rights and purchase shares in this offering and have indicated to us they currently intend to purchase an aggregate of approximately 600,000 shares of common stock in this offering. As a result, their ownership of our outstanding common stock will be approximately 47% if this offering is 50% subscribed, 40% if this offering is 75% subscribed and 35% if this offering is 100% subscribed. In addition, our officers and directors have further indicated to us that, to the extent available, they intend to acquire an additional 30,000 shares of our common stock in this offering through the exercise of their over-subscription privileges. If they are successful in acquiring all of these shares, their ownership of our outstanding common stock will be approximately 48% if this offering is 50% subscribed, 41% if this offering is 75% subscribed and 36% if this offering is 100% subscribed. Our Chairman of the Board of Directors, Barry M. Snyder, has indicated that he intends to fully exercise his Rights and may also exercise his over-subscription privilege and, in furtherance thereof, has submitted requests to Federal and New York State regulatory agencies seeking approval to increase his holdings of our common stock to greater than 10%. See "Offering and Manner of Subscription-Regulatory Limitations." Accordingly, the percentage of the outstanding shares of our common stock owned by our directors and executive officers may increase upon completion of this offering. As a result, our directors and executive officers, as a group, may make approval more difficult with respect to proposals requiring the vote of stockholders, such as mergers, certain assets sales and certain amendments to our certificate of incorporation. See "Principal Stockholders."

FORWARD LOOKING STATEMENTS

                This prospectus contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting our customers, competitor responses to our products and services, the overall market acceptance of such products and services and other factors set forth herein under "Risk Factors." We use words like "will," "may," "should," "plan," "believe," "expect," "anticipate," "intend," "future" and other similar expressions to identify forward looking statements. Our stockholders should not place undue reliance on these forward looking statements, which speak only as of their respective dates. These forward looking statements are based on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere herein. Our actual operating results could differ materially from those predicted in these forward looking statements, and any other events anticipated in the forward looking statements may not actually occur.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

            We file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have also filed a registration statement on Form SB-2 (Commission File No. 333-109204), including exhibits, with the SEC with respect to the stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or exhibits. You may read and copy the registration statement and these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company.

                This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, where any such contract or document is an exhibit to the registration statement, each statement with respect to such contract or document is qualified in all respects by the provisions of the relevant exhibit, to which reference is hereby made.

OFFERING AND MANNER OF SUBSCRIPTION

The Offering

                We are offering 1,961,620 shares of our common stock to our record date common stockholders and 115,750 shares of our Class B common stock to our record date Class B common stockholders at a price of $9.00 per share. We are seeking to raise sufficient capital through this offering to provide additional working capital for our wholly owned bank, Greater Buffalo Savings Bank, and, to a lesser extent, for us.

                Subscribers should be aware that beneficial ownership of 5% or more of our outstanding common stock would obligate the beneficial owner to comply with certain reporting and disclosure requirements of Federal securities laws, and ownership of 10% or more would require advance notice be given to the FRB. See "-Regulatory Limitations."

Over-Subscription Privilege

                Stockholders who fully exercise their rights will be entitled to the additional privilege of subscribing for and purchasing, subject to allocation, any shares of common stock and Class B common stock not acquired by other shareholders in this offering. The over-subscription privilege may allow you to acquire more shares than the number issuable upon the exercise of the Rights initially issued to you. By exercising your over-subscription privilege, you may purchase any shares that are left over by shareholders who fail to exercise their Rights. Notwithstanding the above, holders of our common stock may not over-subscribe for shares of our Class B common stock and holders of our Class B common stock may not over-subscribe for shares of our common stock.

                The over-subscription privilege may only be exercised by Rights holders who were stockholders on the record date and who exercise all of the Rights they received in this offering. Stockholders such as broker-dealers, banks, and other professional intermediaries who hold our stock on behalf of clients, may participate in the over-subscription privilege for the client if the client fully exercises all Rights attributable to him.

                If you are eligible to exercise the over-subscription privilege and you wish to do so, you should indicate on your subscription agreement how many shares you wish to acquire through the over-subscription privilege. If sufficient shares remain unsold, all over-subscriptions will be honored in full, subject to the regulatory limitations set forth below. See "-Regulatory Limitations."

                Subject to the our right to limit the number of shares issuable to any stockholder due to regulatory limitations, if this offering is over-subscribed so that over-subscriptions cannot be filled in full, the available shares will be allocated among those who over-subscribe based on the number of Rights originally issued to them, so that the number of shares issued to stockholders who subscribe will generally be in proportion to the number of shares of our stock owned by them on the record date. The percentage of available shares each over-subscribing stockholder may acquire may be rounded up or down to result in delivery of whole shares. If you are not allocated the full amount of shares that you subscribe for pursuant to the over-subscription privilege, you will receive a refund of the any subscription price you paid for shares that are not allocated to and purchased by you. The refund will be made by a check mailed by us promptly after the final allocation of over-subscription shares is determined.

No Escrow of Subscription Funds

                Subscription funds will not be held in escrow. Upon acceptance of subscriptions by us and receipt by us of the subscription price, stock certificates for their primary subscription shares (other than over-subscription shares) will be promptly sent to subscribers. We may immediately use funds received from accepted subscriptions. Upon termination of this offering, we will allocate the over-subscription shares and notify each over-subscribing stockholder as to how many shares he has been allocated and the amount of additional subscription fee that he owes us. Upon receipt of such additional subscription fee, stock certificates for his over-subscription shares will be promptly sent to such over-subscribing stockholder.

Plan of Distribution

                This offering is being made to the public through our executive officers and directors and the executive officers and directors of Greater Buffalo Savings Bank. No commission or other sales compensation will be paid to any of our officers or directors or any officer or director of Greater Buffalo Savings Bank in connection with this offering.

Method of Subscription

                Shares may be subscribed for by delivery of the enclosed subscription form, completed and executed. You may include with the subscription agreement full payment of the subscription price, to Great Lakes Bancorp, Inc., 2421 Main Street, Buffalo, New York 14214. If you do not include payment with your subscription agreement, you will receive from us a confirmation of your subscription with an invoice for the subscription price for your subscription shares. In addition, you will receive from us a separate confirmation and invoice for your over-subscription shares, if any, promptly after this offering is terminated. If payment in full for your subscription shares and over-subscription shares is not received by us within 30 days of our mailing of the respective confirmation, your Rights pursuant this offering will be automatically terminated and you will not be eligible to purchase any shares in this offering. We will not accept any subscription for less than 100 shares. All subscription payments must be made in United States dollars by check, bank draft, or money order drawn to the order of "Great Lakes Bancorp, Inc." Subscriptions must be received on or prior to the Expiration Date.

Determination of Offering Price

                The price of the common stock and Class B common stock has not been set as the result of arm's length negotiations or with reference to prices established in an active trading market. The offering price has been determined by our board of directors after consideration of various factors, including an appraisal received from Danielson, an independent bank consulting firm.

                We engaged Danielson to ascertain an independent fair market value valuation of our stock, such fair market value being the price that a willing buyer would pay a willing seller for our stock with each party having a reasonable knowledge of the relevant facts. In preparing its appraisal, Danielson relied on data supplied by us, as well as public information. No limitation was placed on its investigation. Danielson analyzed our financial condition, performance and markets and compared them to those of (i) banks whose stock trades on a national exchange, (ii) banks whose stock trade over the counter through market makers and (iii) banks (A) whose stock trades on a national exchange or over the counter through market makers and (B) have low capital with a capital-to-assets ratio under 6%. In determining the fair market value of our stock, Danielson gave primary emphasis to the stock prices of comparable banks and how we differ from them. Based on these comparisons and an analysis of our financial performance and condition, market, future prospects, stock liquidity and unique characteristics, Danielson determined that the fair market value of our stock would be between $8.99 and $9.84 per share.

                In addition to the valuation by Danielson, our board of directors considered other factors in determining the offering price. In 2001, the board of directors of Greater Buffalo Savings Bank adopted an informal policy whereby until such time that its stock could be offered on a regional basis by professional investment bankers at a significant multiple of book value or was listed on a national market or quoted on Nasdaq, all of its capital needs would be met by first attempting to sell additional common equity to existing shareholders at or near book value. This policy was followed in October 2001 when Greater Buffalo Savings Bank initiated a second round of equity financing. Our board of directors has decided to continue this informal policy with respect to this offering. Based upon this policy and the independent appraisal performed by Danielson, our board of directors has established an offering price of $9.00 per share, which is approximately $.27 a share more than the September 30, 2003 book value per share of $8.73.

                There can be no assurance that, following completion of this offering and the issuance of the shares, you will be able to sell shares purchased in this offering at a price equal to or greater than the offering price. Moreover, until certificates for shares of stock are delivered, you may not able to sell the shares of common stock or Class B common stock that you have purchased in this offering.

Expiration Date or Extension of the Offering

                We will offer shares of our common stock and Class B common stock hereunder until the earlier of (i) receipt by us of subscriptions for an aggregate of 1,961,620 shares of common stock and 115,750 shares of Class B common stock; (ii) a decision by our board of directors to terminate this offering or (iii) January 30, 2004, or the Expiration Date. While we intend to use our best efforts to sell all shares offered hereby, this offering may be terminated without notice to anyone before all such shares are sold. No minimum amount of shares is required to be sold in this offering. The Expiration Date may be extended by our board of directors in its discretion. We reserve the right to reduce or reject, in whole or in part, any subscription which would require prior regulatory application or approval if such has not been obtained prior to the Expiration Date.  We also reserve the right to extend the Expiration Date to a date not later than February 28, 2004.

Intentions of Directors and Executive Officers

                Substantially all of our directors and executive officers have indicated that they intend to subscribe for shares of common stock in this offering. Some of our directors and executive officers may also exercise over-subscription privileges. Our Chairman of the Board of Directors, Barry M. Snyder, has indicated that he intends to fully exercise his Rights and may exercise over-subscription privileges and, in furtherance thereof has submitted requests to Federal and New York State regulatory approval to increase his holdings of our common stock to greater than 10%. See "-Regulatory Limitations." Accordingly, the percentage of the outstanding shares of our common stock owned by our directors and executive officers may increase upon completion of this offering. As a result, our directors and executive officers, as a group, may make approval more difficult with respect to proposals requiring the vote of stockholders, such as mergers, certain assets sales and certain amendments to our certificate of incorporation. See "Principal Stockholders."

                Any shares purchased by directors and executive officers in this offering are intended to be held as an investment. Their commitments to participate in this offering could change based upon individual circumstances. See "Principal Stockholders."

                As of September 30, 2003, our directors and executive officers and their affiliates owned approximately 39% of the outstanding shares of our common stock. The percentage of the outstanding shares of our common stock owned by our directors and executive officers may increase upon completion of this offering. As a result, our directors and executive officers, as a group, may make approval more difficult with respect to proposals requiring the vote of stockholders, such as mergers, certain assets sales and certain amendments to our certificate of incorporation. See "Principal Stockholders."

Regulatory Limitations

                If you would own 10% or more of our common stock after this offering (5% in some circumstances), you may be required to provide certain information to, or seek the prior approval of, state and Federal bank regulators. We may reject subscriptions and will not be required to issue shares of common stock in this offering to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or Federal bank regulatory authority to own or control such shares if, at the Expiration Date, such clearance or approval has not been obtained or any required waiting period has not expired. We reserve the right to reduce or reject, in whole or in part, any subscription which would require prior regulatory application or approval if such has not been obtained prior to the Expiration Date.

                Our Chairman of the Board of Directors, Barry M. Snyder, currently owns 9.39% of our outstanding common stock. He has indicated that he intends to fully exercise his Rights pursuant to this offering and that he may exercise his over-subscription privileges. If he is allocated over-subscription shares in this offering, or if this offering is less than fully subscribed his ownership of our outstanding common stock may exceed 10%, requiring Federal and New York State regulatory approval. Mr. Snyder has submitted requests for such regulatory approvals to increase his holdings of our common stock to greater than 10% and they are currently pending.

Issuance of Stock Certificates

                We will promptly issue certificates for shares of common stock and Class B common stock offered hereby with respect to subscriptions that have been validly accepted by us and paid for by the subscriber.

___________________________________

                NEITHER OUR BOARD OF DIRECTORS NOR MANAGEMENT HAS EXPRESSED AN OPINION OR HAS MADE ANY RECOMMENDATION AS TO WHETHER ANYONE SHOULD PURCHASE SHARES OF STOCK IN THIS OFFERING. ANY DECISION TO INVEST IN OUR STOCK MUST BE MADE BY YOU BASED UPON YOUR OWN EVALUATION OF THIS OFFERING IN THE CONTEXT OF YOUR BEST INTERESTS.

___________________________________

USE OF PROCEEDS

                Assuming the sale of all shares offered hereby and after deduction of offering expenses estimated at approximately $115,000, the net proceeds of this offering will be approximately $18.6 million. However, there is no requirement that any minimum number of shares be sold in this offering and, accordingly, the net proceeds of this offering could be substantially less. Our net proceeds will be $9.2 million or $13.9 million, as the case may be, if this offering is 50% subscribed or 75% subscribed, respectively.

                We will use substantially all of the net proceeds of this offering to increase the capital of Greater Buffalo Savings Bank. Contribution of capital to Greater Buffalo Savings Bank will permit continued growth in deposits, assets and loans through expansion of its existing lending and investment activities and possible further branching and acquisitions. Except as described in this prospectus, there are no definitive plans for any additional branches or acquisitions, and there can be no assurance that we will establish additional branches or make any acquisitions. The remaining portion of the net proceeds will be retained by us as working capital.

CAPITALIZATION

                The following table sets forth our capitalization as of September 30, 2003 (i) on a historical basis and (ii) on a pro forma basis after giving effect to the sale of 1,038,685 shares, 1,558,028 shares and 2,077,370 shares in this offering, if 50%, 75% and 100%, respectively, of the total shares of each class of our capital stock are sold at an assumed offering price of $9.00. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our financial statements and the notes thereto included elsewhere in this prospectus.

			As of September 30, 2003
	Actual	As Adjusted
		50%	75%	100%

Long term debt	$5,000,000	$5,000,000	$5,000,000	$5,000,000

Stockholders' equity:
Common stock, $.001 par value, 20,000,000 shares authorized, 1,961,620, 2,942,430, 3,432,835 and 3,923,240 shares issued and outstanding actual and as adjusted 50%, 75% and 100%, respectively (1)	1,962	2,942	3,433	3,923
Class B Common stock - non-voting, $.001 par value, 5,000,000 shares authorized; 115,750, 173,625, 202,563 and 231,500 shares issued and outstanding actual and as adjusted 50%, 75% and 100%, respectively	116	174	203	232
Additional paid-in capital	18,622,473	27,854,600	32,528,167	37,201,726
Accumulated deficit.	(536,517)	(536,517)	(536,517)	(536,517)
Accumulated other comprehensive income, net	51,319	51,319	51,319	51,319
Total stockholders' equity	$18,139,353	$27,372,518	$32,046,605	$36,720,683
Total capitalization	$23,139,353	$32,372,518	$37,046,605	$41,720,683

______________
 (1)    Excludes 380,000 shares of common stock reserved for issuance under our stock option plans, of which 188,000 shares were subject to outstanding options at September 30, 2003 at a weighted average exercise price of $10.00.

MARKET FOR OUR CAPITAL STOCK

Common Stock

                Although our common stock is traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the foreseeable future. Our common stock is not listed on any exchange or quoted on the Nasdaq National Market System, nor are there any market makers known to our management. During the first two quarters of 2003, our management was not aware of any transactions in which our common stock traded. In 2002, our management was advised by certain of our stockholders of a few transactions in which our common stock traded at $8.25 per share. However, our management has not independently verified these transactions nor has it ascertained that these transactions were the result of arm's length negotiations between the parties, and, because of the limited number of transactions and shares involved, this price may not be indicative of the market value of our stock.

                As of September 30, 2003, a total of 188,000 shares of our common stock were subject to outstanding options at a weighted average exercise price of $10.00 per share.

                As of September 30, 2003, there were 674 holders of record of our common stock, excluding individual participants in security position listings.

Class B Common Stock

                All of our outstanding Class B common stock is owned by Fannie Mae, a large publicly traded financial institution. No shares of our Class B common stock have ever been traded, no established trading market has developed and none is expected to develop in the foreseeable future. Our Class B common stock is not listed on any exchange or quoted on the Nasdaq National Market System, nor are there any market makers known to our management.

DIVIDENDS

                We have not paid cash dividends since becoming the holding company for Greater Buffalo Savings Bank. Our current policy is to retain any earnings for future growth. Future dividends will depend primarily upon Greater Buffalo Savings Bank's earnings, financial condition and need for funds, as well as applicable governmental policies and regulations. There can be no assurance that we will have earnings at a level sufficient to support the payment of dividends, or that in the future we will elect to pay dividends. As Greater Buffalo Savings Bank is the primary source of funds for payment of dividends by us, the inability of Greater Buffalo Savings Bank to pay dividends could adversely affect our ability to pay dividends.

                The payment of cash dividends by Greater Buffalo Savings Bank may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of cash dividends), such authority may require that such bank cease and desist from such practice. Paying cash dividends that deplete a bank's capital base to an inadequate level may constitute an unsafe and unsound banking practice. See "Supervision and Regulation-Payment of Dividends."

DILUTION

                Our net tangible book value at September 30, 2003 was approximately $18.1 million, or approximately $8.73 per share. Without taking into account other changes in such net tangible book value after September 30, 2003, other than to give effect to our sale of 50%, 75% and 100% of the shares of common stock and Class B common stock offered hereby (at a public offering price of $9.00 per share and after deducting estimated offering expenses of $115,000), our adjusted net tangible book value, at September 30, 2003 would have been approximately $27.4 million ($8.78 per share), $32.0 million ($8.81 per share) and $36.7 million ($8.84 per share), respectively. This represents an immediate increase in net tangible book value of $.05, $.08 and $.11 per share, respectively, with respect to existing shares, and an immediate dilution of $.22, $.19 and $.16 per share, respectively, with respect to new shares. The following table illustrates this per share dilution:

Percentage of Offering Sold
	50%	75%	100%

Shares sold	1,038,685	1,558,028	2,077,370

Assumed initial public offering price per share	$ 9.00	$ 9.00	$ 9.00

Common stock, $.001 par value, 20,000,000 shares authorized (1)	$ 8.73	$ 8.73	$ 8.73

Increase attributable to price paid by investors in this offering	$ 0.05	$ 0.08	$ 0.11

Adjusted net tangible book value per share after this offering	$ 8.78	$ 8.81	$ 8.84

Dilution per share with respect to shares issued in this offering (2)	$ 0.22	$ 0.19	$ 0.16

____________________
 (1)    "Net tangible book value per share" represents our total tangible assets, less all liabilities, divided by the number of shares of our common stock and Class B common stock outstanding.

(2)    Dilution is determined by subtracting as adjusted net tangible book value per share from the offering price of
        $9.00 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                This discussion and analysis reflects our consolidated financial statements and Greater Buffalo Savings Bank's financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. This section should be read in conjunction with the financial statements of Greater Buffalo Savings and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus, and the other statistical data provided in this prospectus.

                Our consolidated financial condition and operating results are primarily dependent on our wholly owned subsidiary, Greater Buffalo Savings Bank, and all references to Great Lakes Bancorp, Inc. or its financial condition or operating results prior to April 30, 2003 (except where otherwise indicated) are references to Greater Buffalo Savings Bank.

General

                Our results of operations depend primarily on net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, primarily mortgage loans, mortgage-backed securities and investment securities, and the interest we pay on our interest-bearing liabilities, primarily time deposits, savings deposits and borrowed funds. Our results of operations are also affected by our provision for loan losses, non-interest income, and non-interest expense. Non-interest expense consists primarily of salaries and employee benefits, occupancy expenses and other general and administrative expenses. Non-interest income consists mainly of service charges and fees and realized gains on securities available for sale.

                Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in the level of market interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact us. Additionally, our primary lending activity is concentrated in loans secured by real estate mainly located in Western New York. Accordingly, our results of operations may be affected by local market and economic conditions.

Critical Accounting Policies

                Our management is required to evaluate and disclose those accounting policies that are judged to be critical, which are those most important to the portrayal of our financial condition and results of operations, and that require management's most subjective and complex judgments. Our management considers the accounting policies relating to the allowance for loan losses and deferred taxes to be critical accounting policies.

                The allowance for loan losses is management's estimate of probable loan losses inherent in our lending portfolios. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Loan exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses.

                Greater Buffalo Savings Bank performs periodic reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. An estimated loss percentage is applied to each homogeneous segment, generally consisting of residential mortgage loans, consumer loans and commercial loans. Additionally, an estimated loss percentage is applied to loans that have been classified as substandard, doubtful or as a loss by Greater Buffalo Savings Bank. The estimated losses associated with each of these individual components are then accumulated to obtain the total allowance for loan losses.

                The deferred tax asset consists primarily of the federal tax benefit of Greater Buffalo Savings Bank's net operating loss carryforwards, offset by the deferred tax liability created by deferred loan origination fees and net unrealized gains on the available for sale securities portfolio. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. No reserve has been established against this asset as our management believes it is more likely than not that the deferred tax asset will be realized through future taxable earnings.

Financial Condition Changes from December 31, 2002 to September 30, 2003

                Total Assets. Total assets increased $119.5 million during the first nine months of 2003 to $344.1 million, due to increases of $55.1 million in loans receivable and $70.6 million in securities available for sale and held to maturity. Growth in total assets was funded by $109.0 million in new deposit accounts, an increase in short-term borrowings of $5.0 million and a long-term borrowing of $5.0 million transacted in September 2003. Total assets are projected to reach $500.0 million by the end of 2004 funded by deposit growth and retained earnings. Three new branches are expected to be opened in 2004 to supplement our current deposits.

                Cash and Cash Equivalents. Non-interest-bearing cash due from banks increased from $3.5 million at December 31, 2002 to $4.4 million at September 30, 2003. Interest-bearing deposits in other financial institutions decreased from $13.6 million at December 31, 2002 to $3.9 million at September 30, 2003. The average yields earned on these deposits over the nine-month periods ended September 30, 2003 and 2002 were 1.12% and 1.87% respectively. Daily cash levels may show significant fluctuations due to a variety of operating factors. Most significantly, the timing of deposit inflows, normal inflows and outflows in transaction accounts, short-term borrowings, loan closings and securities purchases may cause short-term swings in cash balances, however management attempts to invest all excess cash in longer lived assets as quickly as possible.

                Securities. Our investment policy is designed to ensure liquidity for operations , to help manage interest rate risk, to manage asset quality diversification and to maximize yield. Ongoing review of the performance of the investment portfolio, market values, market conditions, current economic conditions, liquidity needs and other matters related to investing activities is performed by management and reviewed by the Asset/Liability Committee of Greater Buffalo Savings Bank and its board of directors. We have adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. At the date of purchase, we are required to classify debt and equity securities into one of three categories: held to maturity, trading or available for sale. At each reporting date, the appropriateness of this classification is reassessed. Securities available for sale are investments that may be sold in response to changing market and interest rate conditions or for other business purposes. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk and to take advantage of market conditions that create economically more attractive returns. Purchases and sales of available for sale securities totaled $115.0 million and $10.4 million, respectively, during the first nine months of 2003. The portfolio increased $68.6 million from $56.7 million to $125.3 million and the average yield earned decreased 0.28% from 4.34% to 4.06% during this period. The average estimated life of securities available for sale, adjusted for historical prepayment patterns on mortgage-backed securities, was 4.0 years at September 30, 2003. The available for sale portfolio had net unrealized gains of $82.8 thousand at September 30, 2003, compared to net unrealized gains of $764.2 thousand at December 31, 2002.

                Securities classified as held to maturity are carried at amortized cost when we have the positive intent and ability to hold such securities to maturity. At September 30, 2003, our portfolio had an amortized cost of $2.0 million, fair market value of $2.0 million, average yield of 3.0% and an average life of 29.7 years. It is anticipated that both the available for sale and held to maturity portfolios will increase as deposit growth outpaces loan growth.

                Loans. Our loan portfolio inherently includes interest rate and credit risk. We attempt to control such risks through analysis of credit applications and portfolio diversification. During the first nine months of 2003, total net loans receivable increased $55.1 million from $142.3 million to $197.4 million. Our portfolio consists of 77.3% residential mortgages, 13.5% commercial loans and 9.2% consumer loans, with an average weighted rate of 5.74% at September 30, 2003, compared to 6.31% at December 31, 2002.

                Approximately 98% of our loan portfolio consists of loans secured either by properties located in or to borrowers resident in the eight counties of Western New York. Less than 1% are SBA/USDA guaranteed loans purchased in the secondary market made to borrowers or business interests based outside of New York State, with the balance of the loans secured by properties in the Rochester, New York area. Accordingly, our results of operations may be affected by local market and economic conditions.

                Total unfunded loan commitments and unused lines-of-credit at September 30, 2003 and December 31, 2002 were $38.9 million and $17.3 million, respectively. Our management believes that the recent residential mortgage refinancing boom may begin to slow down over the next few months. Despite this anticipated slowdown, we believe that we have the appropriate staffing levels and product mix to remain competitive. Additionally, we expect to launch a new consumer loan product late in the fourth quarter of 2003.

                Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses. Recoveries on loans previously charged off are credited directly to the allowance for loan losses. The allowance is an amount that our management believes is adequate to absorb estimated losses on existing loans. Management's periodic evaluation of the adequacy of the allowance is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers ability to repay, estimated value of any underlying collateral and current economic conditions. In addition, various regulatory agencies, as part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

                At September 30, 2003, the allowance was $1.6 million or approximately .83% of our loan portfolio compared to .97% at December 31, 2002. The decrease in the allowance of 0.14% is the result of a large percentage of residential mortgage loans added to the portfolio during this period. As part of our reserve methodology, residential mortgage loans are reserved for at .50% of the amount borrowed. Additionally, the payoff of a commercial loan previously classified as substandard reduced the overall reserve calculation. We perform this analysis on a monthly basis and believe that our allowance for loan losses is sufficient to cover future loan losses. Since our inception, our loan loss provision has increased substantially to commensurate with the increases in our loan portfolio, while the loan losses have been negligible. We do not expect future loan losses to exceed this reserve. Loans charged-off during the first nine months of 2003 totaled $3.2 thousand.

                Deferred Tax Asset. The deferred tax asset was $692.9 thousand and $1.0 million at September 30, 2003 and December 31, 2002, respectively. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. We have been profitable since February 2002 and our management believes this trend will continue. No reserve has been established against this asset as our management believes it is more likely than not that the deferred tax asset will be realized through future taxable earnings.

                Deposits. Deposits, which include non-interest bearing demand deposits and interest-bearing savings and time deposits, are Greater Buffalo Savings Bank's primary source of funding. Greater Buffalo Savings Bank seeks deposits within its market area by paying competitive interest rates, offering high quality customer service and using technology to deliver deposit services effectively. We offer a variety of products designed to attract and retain customers, with our primary focus on building and expanding relationships. Deposits at September 30, 2003 totaled $306.0 million, a 55.3% increase over the December 31, 2002 balance of $197.0 million. Since Greater Buffalo Savings Bank began operations in November 1999, each of its existing six branches is still relatively new. We expected that branch deposit growth would stabilize after several years; however, we have seen evidence of that in only two of our branches. In addition to ongoing, aggressive marketing, we expect to open two or three additional branches by the end of 2004 and anticipate no decline in our overall rate of deposit growth.  As of September 30, 2003, we estimate our market share to be approximately 1.5% of total deposits in Erie County and North Tonawanda.

                Deposits in passbook savings accounts increased $101.4 million or 92.0% over the nine-month period ended September 30, 2003. The effects of several key marketing initiatives have permitted this core product to grow much more rapidly than other deposit products over the same period. We believe that our market is inherently savings oriented and intend to continue focusing on the passbook savings account as our principal deposit product. Our total cost of funds decreased from 2.61% to 1.93% over this nine-month period, largely due to a decrease in the rate paid on passbook savings accounts from 2.50% to 2.00%. This reduced rate is still significantly higher than local competitors' rates and other savings alternatives. Due to our significant percentage of passbook savings accounts, our total cost of funds will most likely remain linked to the rate set by our management for this account. It is considered to be a variable-rate account, so the existing 2.00% rate can be increased or decreased at any time. Certificates of deposit were 19.5% and 26.6% of total deposits at September 30, 2003 and December 31, 2002, respectively, with corresponding costs to our bank of 2.41% and 2.93%.

                Short-term Borrowings. At September 30, 2003, short-term borrowings consisted of three 30-day loans due the Federal Home Loan Bank totaling $14.0 million at interest rates ranging from 1.12% to 1.14% and $74.6 thousand of Treasury Tax and Loan deposits through our FRB account. At December 31, 2002, short-term borrowings consisted of two 30-day loans due the Federal Home Loan Bank totaling $9.0 million at an interest rate of 1.39% and $134.1 thousand of Treasury Tax and Loan deposits through our FRB account. Short-term borrowings from the Federal Home Loan Bank may occasionally be used to offset fluctuations in deposit inflows and outflows and to manage liquidity needs at competitive rates. Federal Home Loan Bank rates are presently well below Greater Buffalo Savings Bank's cost of funds and are collateralized by certain qualifying securities. Treasury Tax and Loan deposits can fluctuate daily and are generally short-term in nature.

                Long-term Debt. In September 2002, we borrowed $5.0 million from Fifth Third Bank pursuant to a term loan transaction. The net proceeds from this loan were used to provide additional capital to Greater Buffalo Savings Bank. This loan is evidenced by a five-year note that provides for interest only payments during the first two years at LIBOR plus 3% and quarterly payments of $416,667 of principal thereafter until maturity, when the remaining principal balance and all other unpaid obligations under the note are due and payable. The term loan is secured by a pledge of all outstanding capital stock of Greater Buffalo Savings Bank.

                Other Liabilities. Other liabilities increased $35.0 thousand from $812.1 thousand at December 31, 2002 to $847.1 thousand at September 30, 2003 and consisted primarily of accounts payable and accrued employee wages and benefits.

                Shareholders' Equity. Total shareholders' equity increased from $17.6 million to $18.1 million during the first nine months of 2003. Net income for the nine-month period ended September 30, 2003 was $950.8 thousand and the decrease in the net market value of securities available for sale was $414.8 thousand.

Results of Operations for the Nine Months Ended September 30, 2003 and 2002

                General. Our results of operations depend primarily on net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, primarily mortgage loans, mortgage-backed securities and other investment securities, and the interest we pay on our interest-bearing liabilities, primarily time deposits, savings deposits and borrowed funds. Our results of operations are also affected by our provision for loan losses, non-interest income, and non-interest expense. Non-interest expense consists primarily of salaries and employee benefits, occupancy expenses and other general and administrative expenses. Non-interest income consists mainly of service charges and fees and realized gains on securities available for sale.

                Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in the level of market interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact us. Additionally, our primary lending activity is concentrated in loans secured by real estate mainly located in Western New York. Accordingly, our results of operations may be affected by local market and economic conditions.

                Net Income. Net income for the nine months ended September 30, 2003 was $950.8 thousand, compared to $302.2 thousand for the nine months ended September 30, 2002. Total interest and non-interest income increased 52.9% from $7.0 million during the nine months ended September 30, 2002 to $10.7 million during the nine months ended September 30, 2003. Interest expense, non-interest expense and the provision for loan losses increased 40.0% from $6.5 million to $9.1 million during the same periods.

                Net Interest Income. Net interest income is the difference between interest and fees earned on assets and the interest paid on deposits and borrowings. Net interest income is one of the major determining factors in Greater Buffalo Savings Bank's performance as it is the principal source of revenue and earnings. For the nine-month period ended September 30, 2003, net interest income increased $2.0 million, or 64.5% to $5.1 million compared to $3.1 million for the nine months ended September 30, 2002, as a result of increases in the volume of interest-earning assets.

                For the nine months ended September 30, 2003, total interest income increased by $3.4 million or 54.0% to $9.7 million compared to $6.3 million for the nine months ended September 30, 2002. Similarly, for the three months ended September 30, 2003, total interest income increased by $1.1 million or 44.0% to $3.6 million compared to $2.5 million for the three months ended September 30, 2002. These increases resulted from a $119.4 million, or 83.1% increase in average interest-earning assets to $263.0 million for the nine months ended September 30, 2003, from $143.6 million for the nine months ended September 30, 2002. The yield on average interest-earning assets decreased to 4.93% for the nine months ended September 30, 2003 from 6.03% for the same period last year as market interest rates on mortgage and investment securities continued to decline.

                The significant increases in average interest-earning assets were due to rapid growth our the loan and securities portfolios, which were funded by the deposit growth referred to above. Greater Buffalo Savings Bank has opened six full-service branch locations since its inception in November 1999. Attracting customer deposits has been its primary focus, with increasing emphasis being placed on lending activities. Several new branch locations are projected to be opened within the next couple of years. It is expected that deposit generation from the entire branch system will continue to outpace loan growth. Gross loans as a percentage of total assets decreased from 63.1% at December 31, 2002 to 57.0% at September 30, 2003. However, all excess cash is invested in securities as quickly as possible. Securities as a percentage of total assets increased from 25.3% at December 31, 2002 to 37.0% at September 30, 2003.

                The decreases in the yields on interest-earning assets from period to period resulted from the significant decreases in yields on each of our interest-earning assets, securities available for sale, loans and interest-bearing deposits in other financial institutions. The yields earned on interest-earning assets declined throughout these periods as the FRB continued to maintain the historically low interest rate environment that now exists. Our management does not expect that these yields will rise very significantly over the next twelve months.

                Interest income on loans receivable increased by $2.4 million to $7.3 million for the nine months ended September 30, 2003 compared to $4.9 million during the same period last year. This increase resulted primarily from a $73.4 million increase in average loans outstanding to $171.3 million for the nine months ended September 30, 2003 from $97.9 million for the same period last year. The yield on average loans decreased to 6.02% during the nine months ended September 30, 2003 from 6.73% for the comparable period last year as interest rates continued to decline.

                Interest income on securities increased $884.1 thousand, or 66.8% to $2.2 million for the nine months ended September 30, 2003 from $1.3 million for the nine months ended September 30, 2002. This increase resulted from a $43.8 million increase in average securities to $81.4 million during the nine months ended September 30, 2003 from $37.6 million for the same period last year. The yield on average investments decreased to 4.06% during the nine months ended September 30, 2003 from 5.09% for the comparable period last year.

                Interest income on interest-bearing deposits decreased $23.6 thousand, or 16.2% to $121.8 thousand for the nine months ended September 30, 2003 from $145.4 thousand for the nine months ended September 30, 2002. The $1.0 million increase in average interest-bearing deposits to $9.1 million during the nine months ended September 30, 2003 from $8.1 million for the same period last year was offset by the 0.75% decrease in yield on average interest-bearing deposits from 1.87% to 1.12%.

                Interest expense increased $1.2 million, or 36.4% to $4.5 million for the nine months ended September 30, 2003 compared to $3.3 million for the nine months ended September 30, 2002. The average balance of customer deposits, the most significant portion of interest-bearing liabilities, increased by $118.3 million, or 87.8% to $253.0 million for the nine months ended September 30, 2003 from $134.7 million for the comparable period last year. However, the average cost of funds (customer deposits) for the nine months ended September 30, 2003 from 3.26% for the nine months ended September 30, 2002. The decrease in the cost of funds during this period was due to certificates of deposits re-pricing at lower market rates and the downward adjustment of savings account rates. Our management prices its deposit liabilities based on various factors, such as the interest rate environment, market conditions and local competition. Greater Buffalo Savings Bank had $211.6 million, or 69.13% of its total deposit liabilities in passbook savings accounts yielding 2.0% at September 30, 2003. Therefore, we anticipate that the average cost of funds will decrease further from the 2.41% referred to above until such time as market conditions require us to increase our passbook account interest rates.

                Interest expense from short-term borrowings increased $15.2 thousand to $26.0 thousand for the nine months ended September 30, 2003, compared to $10.8 thousand for the nine months ended September 30, 2002. Our management uses short-term borrowings as part of its overall balance sheet management strategy. In the current interest rate environment, we believe it is desirable to invest all excess cash as quickly as possible. Short-term borrowings from the Federal Home Loan Bank are utilized to bridge cash timing differences arising from deposit outflows, loan closings and the settlement dates of securities purchases.

                Non-interest Income. Non-interest income increased $367.3 thousand to $993.5 thousand for the nine-month period ended September 30, 2003 compared to $626.2 thousand for the same period last year. Other operating income, which consists of service charges and other miscellaneous fees assessed on deposit and loan accounts increased $275.5 thousand to $440.2 thousand or 167.3%. The realized gain on the sale of securities increased $27.9 thousand or 6.0% from $461.5 thousand to $489.4 thousand over the same nine-month period. We anticipate that non-interest income will continue to increase as we continue to expand our customer base and as we increase our menu of products and services.

                Provision for Loan Losses. The provision for loan losses was $249.9 thousand, a decrease of 16.0%, for the nine months ended September 30, 2003 compared to $297.6 thousand during the nine months ended September 30, 2002. Provisions for losses in the portfolio are charged to earnings in an amount sufficient, in management's judgment, to cover probable losses based upon the overall inherent risk in our loan portfolio, current economic conditions and historical trends. The decreases between periods noted above, are due in part to a larger percentage of residential mortgage loans being added to the portfolio and the payoff of a commercial loan classified as substandard. Loans totaling $1.3 million are classified as substandard at September 30, 2003 compared to $1.5 million at December 31, 2002.

                Non-interest Expense. Non-interest expense increased $1.4 million, or 48.3% to $4.3 million for the nine months ended September 30, 2003 compared to $2.9 million for the nine months ended September 30, 2002. Wages and employee benefits increased $533.4 thousand or 36.3% as the number of full-time equivalent employees increased from 59 to 88 at September 30, 2002 and 2003 respectively. Occupancy expense increased 57.1% from $458.4 thousand to $720.3 thousand between the nine months ended September 30, 2002 and 2003. This increase was the result of costs associated with the renovation and occupancy of our new administrative headquarters and fifth branch office located in Buffalo, New York during November 2002 and completing the construction of our sixth branch office located in Amherst, New York during June 2003. Data processing expense increased $118.4 thousand or 35.6% between the nine months ended September 30, 2002 and September 30, 2003. Greater Buffalo Savings Bank had 16,527 customer accounts opened at September 30, 2002 and 20,455 at September 30, 2003. Data processing costs are directly linked to the number of customer accounts and transactions processed through those accounts.

Financial Condition Changes from December 31, 2001 to December 31, 2002

                General. Total assets increased $111.4 million during 2002 to $224.6 million, primarily due to increases of $73.4 million in loans receivable and $21.4 million in securities available for sale. Growth in total assets was funded by $95.9 million in new deposit accounts opened during Greater Buffalo Savings Bank's third full year of operations. Additionally, the completion of Greater Buffalo Savings Bank's secondary stock offering in the first quarter of 2002 provided an additional $4.7 million in capital.

                Cash and Cash Equivalents. Total cash and cash equivalents at December 31, 2002 and 2001 increased $12.8 million from $4.3 million to $17.1 million. Daily cash levels may show significant fluctuations due to a variety of operating factors. Most significantly, the timing of deposit inflows and outflows, short-term borrowings, loan closings and securities purchases may cause short-term swings in cash balances, however management attempts to invest all excess cash in longer lived assets as quickly as possible.

                Investment Securities Available for Sale. Sales and purchases of available-for-sale securities totaled $50.6 million and $74.0 million respectively during 2002. The portfolio increased $21.4 million from $35.3 million to $56.7 million and the average yield earned decreased 64 basis points from 5.58% to 4.94% during 2002. The average estimated life of securities available for sale, adjusted for historical prepayment patterns on mortgage-backed securities, was 4.3 years at December 31, 2002. The portfolio had net unrealized gains of $764.2 thousand at December 31, 2002, compared to net unrealized gains of $233.7 thousand at December 31, 2001.

Investment securities available for sale at December 31, 2002, 2001 and 2000 consisted of the following:

December 31,	2002			2001			2000
	Amortized	Market		Amortized	Market		Amortized	Market
	Cost	Value	Yield	Cost	Value	Yield	Cost	Value	Yield
U.S. Government and federal
Agencies:
Due within 1 year	$-	$-	0.00%	$$499,134	$$507,053	7.27%	$-	$-	0.00%
Due from 1 to 5 years	8,556,347	8,784,228	3.62	5,571,649	5,699,147	5.34	4,478,032	4,545,442	6.81
Due from 5 to 10 years	5,000,000	5,002,001	2.71	7,507,305	7,569,901	6.74	4,928,643	5,102,608	6.96
Mortgage-backed fixed rate
pass-through securities:	39,335,869	39,852,477	4.58	9,341,392	9,341,602	6.00	7,049,385	7,191,822	7.35
Other debt securities:
Due from 1 to 5 years	3,069,159	3,086,845	5.96	1,030,499	1,060,860	5.99	2,042,922	2,043,175	7.30
Due from 5 to 10 years	-	-	-	2,035,010	2,072,349	6.60	-	-	-
Equity securities:
Mutual funds	-	-	-	9,042,659	9,010,397	3.66	-	-	-
	$55,961,375	$56,725,551	4.34%	$35,027,648	$35,261,309	5.12%	$18,498,982	$18,883,047	7.11%

                Loans. Our loan portfolio inherently includes interest rate and credit risk. Greater Buffalo Savings Bank attempts to control such risks through analysis of credit applications and portfolio diversification. During 2002, total net loans receivable increased $73.4 million from $68.9 million to $142.3 million. At December 31, 2002, Greater Buffalo Savings Bank's gross loan portfolio was comprised of 77.4% residential mortgage loans, 9.5% commercial mortgages, 8.5% home equity loans, 4.3% commercial loans and 0.6% consumer loans. At December 31, 2002, Greater Buffalo Savings Bank had a loan to deposit ratio of 72.0%, compared to 67.8% at December 31, 2001. At December 31, 2002, $821.1 thousand of loans were in non-accrual status. Commercial real estate and residential real estate secured $486.6 thousand and $334.5 thousand of this total, respectively.

Loans receivable are summarized as follows:

	December 31, 2002	December 31, 2001	December 31, 2000

Mortgage loans:
Residential	$ 109,781,247	$ 53,889,468	$ 8,802,182
Commercial	13,431,483	7,171,256	1,440,542
Total mortgage loans	123,212,730	61,060,724	10,242,724
Commercial loans	6,139,731	2,052,288	2,047,108
Consumer loans:
Home equity	11,996,986	4,711,773	921,801
Other	434,136	773,612	155,371
Total consumer loans	12,431,122	5,485,385	1,077,172
	141,783,583	68,598,397	13,367,004
Net deferred loan origination costs	1,851,100	1,196,268	145,361
Allowance for loan losses	(1,377,000)	(925,000)	(92,000)
	$ 142,257,683	$ 68,869,665	$ 13,420,365

Nonaccrual and renegotiated loans for which interest has been reduced totaled approximately $821,129, $42,320 and $0 December 31, 2002, 2001 and 2000, respectively. Foregone interest income that would have been recorded under the original terms of such loans totaled $39,419, $1,421 and $0 for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table shows the expected life of total loans at December 31, 2002:

	Loan Maturities
	Within 1 Year	1 to 5 Years	After 5 Years	Total
Commercial	$ 2,258,123	$ 1,772,678	$ 1,933,962	$ 5,964,763
Commercial mortgages	174,965	3,902,206	9,529,281	13,606,452
Residential mortgages	-	-	109,781,247	109,781,247
Consumer loans	250,867	253,319	11,926,936	12,431,122
Total	$ 2,683,955	$ 5,928,203	$ 133,171,426	$ 141,783,584

Amount of loans based on:

Fixed interest rates	$ 577,740	$ 5,928,203	$ 122,144,773	$ 128,650,716
Adjustable interest rates	2,106,215	-	11,026,653	13,132,868
Total	$ 2,683,955	$ 5,928,203	$ 133,171,426	$ 141,783,584

The average weighted yield of the loan portfolio at December 31, 2002 was 6.31% compared to 6.92% at December 31, 2001.

                Allowance for Loan Losses. During 2001, the allowance declined to 0.62% of our gross loan portfolio. After a comprehensive analysis of the loan portfolio, and a determination that our total allowance may be too small to absorb any significant charge-off(s), our board of directors approved an additional $500 thousand reserve in December 2001, increasing the overall allowance for losses to a level considered more conservative and prudent. As a result, our allowance for loan losses increased to $925 thousand, or 1.35% of our gross loan portfolio. At December 31, 2002, the allowance had decreased to $1.4 million or approximately .97% of our gross loan portfolio.  This declining ratio resulted from increased residential mortgage loan origination, and a reserve percentage set for this type of loan at 0.50%. Loans charged-off during 2002 totaled $19.6 thousand.

                Our asset quality remains strong. As part of our credit administration process, we engage an outside consultant to review Greater Buffalo Savings Bank's loan portfolio on a regular basis. The information garnered from this review is used to monitor individual loans as well as to evaluate the overall adequacy of the allowance for loan losses. In general, Greater Buffalo Savings Bank is not mature enough to have an established history regarding actual loan losses. We utilize a formula, reserving 1.0% on all commercial and consumer loans originated and 0.50% on all residential mortgage loans. Loans classified as substandard or doubtful are reserved for at an additional 20% and 50%, respectively. The reserve is reviewed for reasonableness by the Loan Committee of the board of directors of Greater Buffalo Savings Bank on a monthly basis. There has been no change in this methodology since Greater Buffalo Savings Bank's inception in November 1999. Loans charged-off during 2002 and 2001 totaled $19.6 thousand and $825, respectively. There were no loans charged off during 2000 or 1999.

The following table summarizes, for the periods indicated, the allocation of the allowance for loan losses among various categories of loans and certain other information at December 31, 2002, 2001 and 2000. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.
Allocation of the Allowance for Loan Losses
	2002		2001		2000
	Amount	Percent	Amount	Percent	Amount	Percent

Commercial	$ 145,213	10.5%	$ 159,008	17.2%	$ 28,000	15.3%
Commercial mortgages	331,250	24.1	214,582	23.2	9,000	5.1
Residential mortgages	776,226	56.4	496,556	53.7	44,000	71.0
Consumer loans	124,311	9.0	54,854	5.9	11,000	8.6
Total	$ 1,377,000	100.0%	$ 925,000	100.0%	$ 92,000	100.0%

                Our management believes that the allowance for loan losses at December 31, 2002 is adequate to cover losses inherent in the loan portfolio at such date. Factors beyond the bank's control, however, such as general national and local economic conditions, can adversely impact the adequacy of the allowance for loan losses. As a result, no assurance can be given, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio or that the allowance for loan losses will be sufficient to meet actual loan losses.

                Premises and Equipment. Our net premises and equipment increased $2.9 million during 2002 to $5.3 million and consisted of $2.6 million in buildings and improvements, $1.7 million in furniture, fixtures and equipment, $628.7 thousand in leasehold improvements and $400.0 thousand in land, net of $644.3 thousand accumulated depreciation. An additional $654.4 thousand in construction in process represents the costs associated with the purchase of a parcel of land in Amherst, New York. Construction was initiated on this property, the Greater Buffalo Savings Bank's sixth branch office, in January 2003 with an anticipated completion date of June 2003.

                The $2.9 million increase in net premises and equipment consisted primarily of costs associated with the renovation and occupancy of our new administrative headquarters and fifth branch office and the purchase of the parcel of land in Amherst, New York referred to above.

                Other Assets. Other assets increased $589.8 thousand to $2.5 million at December 31, 2002 and consisted primarily of a deferred tax benefit of $1.0 million and accrued interest receivable of $818.4 thousand. The deferred tax asset consists primarily of the federal tax benefit of net operating loss carry forwards, offset by the deferred tax liability created by deferred loan origination fees and the net unrealized gain on the available for sale securities portfolio. Our management believes that it is more likely than not that the deferred tax asset will be realized through future taxable earnings or alternative tax strategies. If sufficient profit is not obtained however, a significant portion of the deferred tax asset may not be realizable. Net operating loss carry forwards begin to expire in 2019.

                    Deposits. At December 31, 2002, total deposits were $197.0 million, an increase of $95.9 million from year-end 2001 and $159.8 million from December 31, 2000.

Deposits at December 31, 2002 are summarized as follows:
	Weighted
	Average Rate	Amount	Percent
Demand and NOW accounts,
including non-interest-bearing deposits of
$7,121,404	0.71%	$21,955,121	11.14%
Money market	1.59	12,465,915	6.33
Passbook savings	2.95	110,195,455	55.93
		144,616,491	73.40
Certificates of deposit	2.93	52,412,418	26.60
		$197,028,909	100.00%

Deposits at December 31, 2001 are summarized as follows:

	Weighted
	Average Rate	Amount	Percent
Demand and NOW accounts,
including non-interest-bearing deposits of
$5,393,116	0.91%	$15,055,053	14.88%
Money market	2.24	25,004,874	24.73
Passbook savings	2.97	9,000,930	8.90
		49,060,857	48.51
Certificates of deposit	4.79	52,072,246	51.49
		$101,133,103	100.00%

Deposits at December 31, 2000 are summarized as follows:

	Weighted
	Average Rate	Amount	Percent
Demand and NOW accounts,
including non-interest-bearing deposits of
$1,794,970	1.63%	$4,228,907	11.38%
Money market	5.48	11,357,524	30.56
Passbook savings	4.01	1,781,304	4.79
		17,367,735	46.73
Certificates of deposit	6.55	19,799,242	53.27
		$37,166,977	100.00%

        The aggregate amount of time deposits in denominations of $100,000 or more at December 31,
           2002, 2001 and 2000 was $20,561,681, $13,451,529 and $6,341,603, respectively.

At December 31, 2002, scheduled maturities of certificates of deposit are as follows:
Due within 12 months	$31,877,804
Due between 12 and 24 months	9,387,522
Due between 24 and 36 months	2,817,932
Due between 36 and 60 months	8,329,160
$52,412,418

                Short-term Borrowings. At December 31, 2002, short-term borrowings consisted of two 30-day loans due the Federal Home Loan Bank totaling $9.0 million at an interest rate of 1.39% and $134.1 thousand of Treasury Tax and Loan deposits held in Greater Buffalo Savings Bank's FRB account. Short-term borrowings at December 31, 2001 and December 31, 2000 were $3.2 thousand and $40.1 thousand, respectively, consisted entirely of Treasury Tax and Loan deposits. Short-term borrowings from the Federal Home Loan Bank are occasionally used to offset fluctuations in deposit inflows, fund lending and investment activities and to manage liquidity needs at competitive rates. Interest rates for these borrowings are presently well below Greater Buffalo Savings Bank's cost of funds. Federal Home Loan Bank borrowings are collateralized by certain qualifying securities. Treasury Tax and Loan deposits can fluctuate daily and are generally short-term in nature.

                Other Liabilities. Other liabilities increased $467.8 thousand from $344.3 thousand at December 31, 2001 to $812.1 thousand at December 31, 2002 and consisted primarily of accounts payable and accrued employee wages and benefits.

                Shareholders' Equity. Our shareholders' equity at December 31, 2002 was $17.6 million, an increase of $5.9 million, or 50.4% from year-end 2001. This increase resulted primarily from the receipt of the $4.7 million in subscriptions receivable outstanding at December 31, 2001 plus the 2002 net operating income of $866.9 thousand. During a stock offering to all shareholders of record as of September 14, 2001, 855,660 shares of $5 par value common stock were sold at $8.25 per share. Additionally, 115,750 shares of $5 par value Class B common stock were sold at $8.25 per share for a total of $8.0 million. Class B common stock is essentially identical to common with the exception that Class B common does not have voting rights. Shares that were not yet paid for in 2001 were represented on the Statement of Condition as subscriptions receivable and netted against shareholders' equity.

                Greater Buffalo Savings Bank is subject to various regulatory capital requirements administered by the FDIC and the New York State Banking Department, or Banking Department. At December 31, 2002, Greater Buffalo Savings Bank's equity as a percentage of total assets exceeded all regulatory requirements. For detailed information on regulatory capital, see Note 11 to our consolidated financial statements.

                The following table presents certain performance and condition ratios relating to shareholders' equity for the years ended December 31, 2002, 2001 and 2000:

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2001	December 31, 2000
Return on average assets	.52%	( 1.22% )	(3.83%)
Return on average equity	5.30%	( 9.76% )	(11.04%)
Average equity to average assets ratio	9.81%	12.52%	34.66%

                Average Balance, Yield and Volume Data. The following table sets forth certain information relating to Greater Buffalo Savings Bank's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years ended December 31, 2002, 2001 and 2000. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for such years. Average balances include non-accruing loans in the loan portfolio, net of allowances for loan losses.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2002			2001			2000
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets:
Interest-bearing deposits	$ 8,987,688	$ 159,082	1.77%	$ 8,106,616	$ 323,597	3.99%	$ 83,610	$ 5,072	6.07%
Federal funds sold	200,925	663	0.33	4,483,385	267,124	5.96	7,764,000	477,327	6.10
Securities available for sale	42,437,531	2,096,414	4.94	17,898,092	999,277	5.58	11,600,635	804,177	6.93
FHLB Stock	602,138	28,782	4.78	25,585	-	-	-	-	-
Loans 1	106,535,000	7,105,885	6.67	38,941,928	2,853,392	7.33	5,142,777	367,860	7.15
Total interest-earning assets	158,763,282	9,390,826	5.91	69,455,606	4,443,390	6.40	24,591,022	1,654,436	6.73
Cash and due from banks	2,938,224			2,158,193			1,047,627
Premises and equipment	3,285,839			2,397,448			1,878,542
Other assets	1,853,405			1,302,189			699,299
Total assets	$166,840,750			$75,313,436			$28,216,490

Liabilities and shareholders' equity:
Deposits:
Interest-bearing checking	$ 7,649,951	$ 88,739	1.16	$ 5,779,661	$ 64,154	1.11	$ 1,007,882	$ 22,274	2.21
Savings	58,789,949	1,740,182	2.96	7,376,145	224,435	3.04	1,138,703	42,132	3.70
Money market	17,226,582	344,532	2.00	14,590,134	548,531	3.76	7,864,018	412,861	5.25
Certificates of deposit	58,647,706	2,416,285	4.12	36,567,188	2,016,554	5.51	7,041,135	403,975	5.74
Total interest-bearing deposits	142,314,188	4,589,738	3.23	64,313,128	2,853,674	4.44	17,051,738	881,242	5.17
Short-term borrowings	1,348,138	20,357	1.51	189,992	3,983	2.10	248,666	11,426	4.59
Total interest-bearing liabilities	143,662,326	4,610,095	3.21	64,503,120	2,857,657	4.43	17,300,404	892,668	5.16
Net interest spread		$4,780,731	2.70%		$1,585,733	1.97%		$761,768	1.57%
Non-interest-bearing deposits	6,337,720			1,112,700			903,389
Other liabilities	480,631			271,661			232,204
Shareholders' equity	16,360,073			9,425,955			9,780,493
Total liabilities and
shareholders' equity	$166,840,750			$75,313,436			$28,216,490
Net interest margin			3.01%			2.28%			3.10%

(1) Loans in non-accrual status at December 31, 2002 total $821,129

                The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Greater Buffalo Savings Bank's interest income and interest expense. Information is provided in each category with respect to changes attributable to changes in volume (changes in volume multiplied by prior rate), changes attributable to changes in rate (changes in rate multiplied by prior volume), and the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.
	Year Ended December 31, 2002 vs. Year Ended December 31, 2001
	Due to Change in:
	Volume	Rate	Total
Interest income
Interest-bearing deposits	$40,389	$(204,904)	$(164,515)
Federal funds sold	(133,971)	(132,490)	(266,461)
Securities available for sale	1,197,296	(100,159)	1,097,137
FHLB Stock	28,782	-	28,782
Loans (1)	4,485,159	(232,666)	4,252,493
Total interest income (2)(3)	5,617,655	(670,219)	4,947,436
Interest expense:
Deposits:
Interest-bearing checking	21,581	3,004	24,585
Savings	1,521,491	(5,744)	1,515,747
Money Market	128,269	(332,268)	(203,999)
Certificates of deposit	686,561	(268,830)	399,731
Total deposits	2,375,902	(621,838)	1,736,064
Short-term borrowings	17,165	(791)	16,374
Total interest expense (2)	2,375,067	(622,629)	1,752,438
Net interest income	$3,242,588	$(47,590)	$3,194,998

__________________
(1) Includes loans in non-accrual status at December 31, 2002 totaling $821,129.

(2) No out of period items or adjustments are included in these amounts.

(3) Loan interest income is shown net of $137.5 thousand deferred costs / fees.

Results of Operations for the Years Ended December 31, 2002 and 2001

                Net interest income. Interest income was $9.0 million in 2002 and was comprised of $2.0 million from securities available for sale, $191.2 thousand from interest-bearing deposits and federal funds sold and $6.9 million from loans. Interest income was $4.4 million in 2001 and was comprised of $999.3 thousand from securities available for sale, $590.7 thousand from interest-bearing deposits and federal funds sold, and $2.9 million from loans. The growth in interest income during 2002 was directly attributable to the increase in average interest-earning assets, which increased by $89.3 million to $158.8 million. The average yield on interest-earning assets was 5.91% for 2002, compared to 6.40% for the year ended December 31, 2001. Interest expense was $4.7 million and $2.9 million for the years ended December 31, 2002 and 2001, respectively, and was comprised primarily of interest expense on customer deposit liabilities. Less than 1% of total interest expense was from short-term borrowings during each of these years. The increase in interest expense during 2002 was directly attributable to the increase in average interest-bearing liabilities, which increased by $79.2 million to $143.7 million. The average cost of funds was 3.21% for 2002, compared to 4.43% for the year ended December 31, 2001.

                Net interest income increased from $1.6 million in 2001 to $4.4 million in 2002. The net interest spread, defined as the difference between interest earned on total interest-earning assets and interest paid on total interest-bearing liabilities, on average, increased from 1.97% to 2.70%. The net interest margin, on average, increased from 2.28% to 3.01% during 2002. The increases in the net interest spread and net interest margin are due to the lower interest rate environment experienced during 2002, the fact that our interest-bearing liabilities re-priced faster than our interest-earning assets and the deployment of liquid assets into both the loan and securities portfolio.

                Non-interest Income. Non-interest income amounted to $1.2 million in 2002 and consisted of a $911.2 thousand gain realized on the sale of securities and $246.9 thousand in service charges on deposit accounts and other fees. Non-interest income amounted to $630.7 thousand in 2001 and consisted of a $492.5 thousand gain realized on the sale of securities and $138.2 thousand in service charges on deposit accounts and loan application fees. Recognizing gains on the sale of securities are part of active investment portfolio management employed in our overall balance sheet management strategy. Our management may periodically reposition the composition and duration of the portfolio. We anticipate that non-interest income from service charges and other fees will continue to increase as we continue to expand our customer base and as we increase our menu of products and services.

                Non-interest Expense. Non-interest expense amounted to $4.1 million in 2002 compared to $2.9 million in 2001. Salaries and employee benefits increased from $1.3 million in 2001 to $2.1 million in 2002 as the number of full-time equivalent employees increased from 45 to 60 at December 31, 2001 and 2002, respectively. Occupancy, equipment and furnishings expense increased from $560.7 thousand during 2001 to $682.5 thousand during 2002 due to our fourth branch office opening in September 2001 and our fifth branch office and corporate headquarters opening in November 2002. Data processing expense increased from $294.2 thousand during 2001 to $463.7 thousand during 2002 as the number of customer accounts at December 31, 2001 and 2002 increased from 11,674 to 16,974 respectively.

                Net Income/Loss. Our income before income taxes was $929.3 thousand at December 31, 2002 compared to a $1.5 million loss at December 31, 2001. Significantly impacting 2002 income was the $911.2 thousand gain on sale of securities available for sale. By selling certain securities throughout the year, we took advantage of the opportunity to realize significant gains inherent in these securities and also restructured our balance sheet to minimize the potential for future risk exposure. Income tax expense of $62.4 thousand was recognized. The net deferred tax asset was $1.0 million at December 31, 2002.

                Significantly impacting the 2001 loss was the addition to our provision for loan losses of $833.8 thousand. Additional reserves were added to the provision for loan losses due to a $55.5 million increase in the loan portfolio during 2001. Net income tax benefits of $584.6 thousand were recognized with $585.1 thousand being deferred in anticipation of future taxable income for the year ended December 31, 2001.

Liquidity and Capital Resources

                Our primary sources of funds are customer deposits, short-term borrowings and proceeds from principal and interest payments on loans, mortgage-backed securities and investment securities. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are influenced by the general level of interest rates, economic conditions and competition. In general, as interest rates rise, we expect to realize a reduction in cash flows from mortgage prepayments and principal paydowns on our mortgage-backed securities.

                Our overall asset/liability strategy takes into account the need to maintain adequate liquidity to fund asset growth and deposit runoff. Our management monitors Greater Buffalo Savings Bank's liquidity position daily in conjunction with the Federal Reserve position monitoring. As required, we may borrow funds from the Federal Home Loan Bank of New York on a short or long-term basis. We may also sell or pledge investment securities to create additional liquidity for Greater Buffalo Savings Bank. Since its inception in November 1999, Greater Buffalo Savings Bank's rapidly increasing core deposit base has provided our most significant source of funds. During the first nine months of 2003, Greater Buffalo Savings Bank's deposits increased 55.3% from $197.0 million to $306.0 million, outpacing all existing liquidity needs. However, short-term borrowings from the Federal Home Loan Bank have been used occasionally to offset fluctuations in deposit inflows and outflows and to manage liquidity needs at competitive rates. Federal Home Loan Bank interest rates are presently well below Greater Buffalo Savings Bank's cost of funds.

                We are required to maintain specific amounts of capital pursuant to FDIC regulations. To support Greater Buffalo Savings Bank's rapid growth, we borrowed $5.0 million from Fifth Third Bank in September 2003 pursuant to a term loan transaction. The net proceeds from this loan were used to provide additional capital to Greater Buffalo Savings Bank. The term loan is secured by a pledge of all outstanding capital stock of Greater Buffalo Savings Bank. As of September 30, 2003, Greater Buffalo Savings Bank was in compliance with all regulatory capital requirements that were effective as of such date, with a total risk-based capital to risk-weighted assets ratio of 14.07%, a Tier 1 risk-based capital to risk-weighted assets ratio of 13.12% and a leverage ratio of 7.06%. These ratios greatly exceed the minimum capital ratios as required by federal and state regulations.

Recent Accounting Pronouncements

                SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, was issued August 2001.  This Statement supercedes SFAS No. 121, Accounting Principle Board Opinion (APB) No. 30, and amends Accounting Research Bulletin (ARB) No. 51.  The Statement establishes a single accounting model for long-lived assets to be disposed of by sale and resolve significant implementation issues related to SFAS No. 121.  However, this Statement retains fundamental provisions of SFAS No. 121, APB 30, and ARB No. 51.  The Statement was effective for us beginning on January 1, 2002 and did not have a material impact on our financial statements.

                FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued by the FASB in November 2002.  This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to guarantees.  In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party.  Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordination interests in Special Purpose Entity (SPE), and guarantees of a company's own future performance.  Other guarantees are subject to the disclosure requirements of FIN 45, but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and guarantee, which is based on performance not price.  The disclosure requirements of FIN 45 are effective for us as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee.  The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 20092.  The requirements of FIN 45 did not have a material impact on our results of operations, financial position or liquidity.

                SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, was issued in December 2002, which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects.  We currently have no outstanding stock-based employee compensation.

Quantitative and Qualitative Disclosures About Market Risk

                We have formulated an interest rate risk management policy designed to promote long-term profitability while managing our interest rate risk, or IRR. The Asset/Liability Committee of our board of directors and senior management is responsible for the management of IRR. This committee meets monthly and reports to our board of directors concerning asset/liability policies, strategies and Greater Buffalo Savings Bank's current IRR position. The committee's first priority is to structure and price the institution's assets and liabilities to maintain an acceptable interest rate spread while reducing the net effects of change in interest rates.

                The primary objectives of our interest rate risk management strategy are to:

•	evaluate the interest rate risk inherent in certain balance sheet accounts;

•	determine the appropriate level of interest rate risk given our business plan, the current business environment and our capital and liquidity requirements; and

•	manage interest rate risk in a manner consistent with the approved guidelines and policies set by our board of directors.

                We seek to coordinate asset and liability decisions so that, under changing interest rate scenarios, earnings will remain within an acceptable range. Our management originates a sufficient number of loans and purchases investment securities with interest rates subject to periodic re-pricing to market conditions. Additionally, our management offers higher yields on deposits with extended maturities to assist in matching the rate sensitivity of our assets.

                An asset or liability is interest rate sensitive within a specific time period if it will mature or re-price within that time period. If Greater Buffalo Savings Bank's assets mature or re-price more quickly or to a greater extent than its liabilities, the institution's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of declining interest rates. If Greater Buffalo Savings Bank's assets mature or re-price more slowly or to a lesser extent than its liabilities, Greater Buffalo Savings Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates.

                We have contracted with an outside balance sheet consultant who utilizes financial data provided by our management to review and analyze IRR measurements on a quarterly basis. The last current position assessment, conducted as of August 31, 2003 concluded that Greater Buffalo Savings Bank's interest rate risk profile remained structurally asset sensitive. Assuming an immediate 2% increase in interest rates to our existing financial position at September 30, 2003, estimated net interest income would decrease by approximately 1.3% during the first twelve-month period and increase steadily from .63% to 20.1% between the second and fifth twelve-month periods. Assuming an immediate 1% decrease to our financial position at September 30, 2003, estimated net interest income would increase by approximately 3.4% during the first twelve-month period and decrease steadily from .00% to 11.1% between the second and fifth twelve-month periods. We anticipate a rising interest rate scenario and, accordingly, our management believes we will experience long-term net interest income growth.

                At August 31, 2003, the Greater Buffalo Savings Bank's one-year "gap" position, the difference between the amount of interest-earning assets maturing or re-pricing within one year and interest-bearing liabilities maturing or re-pricing within one year, was a positive $58.5 million. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position is likely to experience a decline in net interest income as the cost of its interest-bearing liabilities increase at a rate faster than its yield on interest-earning assets. In comparison, an institution with a positive gap is likely to realize an increase in its net interest income in a rising interest rate environment.

The following table sets forth our bank's condensed static gap schedule as of August 31, 2003:

	As of August 31, 2003
	Within	4-12	Over 1-5	Over 5
	3 Months	Months	Years	Years	Total
	(Dollars in thousands)

Interest earning assets:
Investment securities	$ 15,146	$ 32,665	$ 56,407	$ 18,998	$ 123,216
Other investment securities	1,581	-	-	-	1,581
Loans:
Fixed rate	11,445	28,917	81,470	25,250	147,082
Variable rate	21,262	2,498	11,935	1,782	37,477
Total interest earning assets	$ 49,434	$ 64,080	$ 149,812	$ 46,030	$ 309,356

Interest bearing liabilities:
Interest bearing deposits:
Interest bearing transaction accounts	$ -	$ -	$ -	$ 16,529	$ 16,529
Savings	8,668	-	-	209,084	217,752
Time deposits	16,773	24,734	18,971	-	60,478
Total interest bearing deposits	25,441	24,734	18,971	225,613	294,759
FHLB advances:	4,848	-	-	-	4,848
Total interest bearing liabilities	$ 30,289	$ 24,734	$ 18,971	$ 225,613	$ 299,607

Interest sensitivity gap	$ 19,145	$ 39,346	$ 130,841	$ (179,583)	$ 9,749
Cumulative interest sensitivity gap	$ 19,145	$ 58,491	$ 189,332	$ 9,749	$ -

Gap ratio	1.63%	2.59%	7.90%	0.20%
Cumulative gap ratio	1.63%	2.06%	3.56%	1.03%

Effect of Inflation and Changing Prices

                The financial statements and related financial data presented herein have been prepared in accordance with United States generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations would be reflected in increased operating costs. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. Our management believes that the liquidity and the maturity structure of the our assets and liabilities are critical to the achievement of profitability.

BUSINESS

General

                We are a registered bank holding company under the Bank Holding Company Act of 1956, as amended, or BHCA, with no operations other than those carried on by our wholly owned subsidiary, Greater Buffalo Savings Bank. We were organized in 2003 under the Delaware General Corporation Law for the purpose of becoming a holding company for Greater Buffalo Savings Bank.

                Greater Buffalo Savings Bank is a New York State-chartered stock savings bank serving the Greater Buffalo area in Erie and Niagara counties. It began operations in November 1999 and is in the general business of community banking. Greater Buffalo Savings Bank utilizes deposits from new and existing customers, together with funds from other sources to invest in a loan portfolio consisting of one to four family residential mortgage, home equity, multi-family residential, consumer, commercial mortgage and small business loans. It also invests in U.S. Government bonds, bonds of U.S. government agencies, mortgage-backed securities and other fixed income securities.

                Greater Buffalo Savings Bank offers its depositors checking and savings accounts and certificates of deposit that the FDIC insures, generally and subject to certain exceptions and qualifications, up to $100,000 per individual account holder. It emphasizes loans designed for the residential and commercial real estate markets, including residential mortgage, business, commercial real estate and home equity loans. Its residential loan products include fixed rate and adjustable rate mortgages, first and second mortgages, home improvement loans and home equity lines of credit. Greater Buffalo Savings Bank is approved as a Fannie Mae seller/servicer of conforming residential mortgage loans, and has received conditional approval to become a Freddie Mac seller/servicer of conforming residential mortgage loans. In addition to commercial real estate loans, its commercial lending activities include equipment loans, working capital loans and lines of credit. Greater Buffalo Savings Bank is also an approved lender in the U.S. Small Business Administration Guaranteed Loan Program.

                Greater Buffalo Savings Bank currently operates out of our main office and five branch offices. It employs tellers at each of our offices to accept deposits, to issue cash for withdrawal from accounts or from checks presented at the teller window and to receive payments on loans. Its offices also house customer service representatives who open and service accounts, in addition to receiving and acting on applications for various types of loans. Greater Buffalo Savings Bank encourages its employees to remain at a single branch in order to become familiar with the customers of that branch and thereby provide better personal service.

                Greater Buffalo Savings Bank has implemented modern technologies to facilitate its customers' needs. It offers internet banking services through its website, www.GBSB.com. This website allows customers to pay bills on line, transfer funds between accounts and open accounts on-line, in addition to providing frequently updated information on rates, products and services. This website also provides links to other websites that Greater Buffalo Savings Bank believes are useful to its customers. We believe that the introduction of proven new technologies helps to extend Greater Buffalo Savings Bank's business and individual customer base in Western New York beyond the typical reach of its branch system. In addition to internet banking services, Greater Buffalo Savings Bank offers to its customers telephone banking, debit card services and access to 24-hour ATM services through memberships in the JEANIE, NYCE, CIRRUS and MASTERCARD systems.

Deposits

                Greater Buffalo Savings Bank's profit or loss depends primarily on its net interest income, which is the difference between the interest it earns on its interest earning assets and the interest it pays to its customers on deposits. The difference between the average yields earned and the average rates paid to customers is known as the "interest rate spread." Greater Buffalo Savings Bank manages its assets and sets interest rates on deposit accounts and loans so as to maximize the interest rate spread, while continuing to provide competitive rates to attract and retain customers. Increasing its net interest income depends to a large extent on increasing its asset base by attracting new deposits. We believe that the most effective way to attract new deposits is to open additional branch offices in carefully selected locations. There can be no assurance, however, that we will be able to establish additional branches or that any new branch will be successful or enhance the value of our stock.

                We offer a broad array of deposit products including Demand checking, NOW, Money Market and Savings accounts, as well as Certificates of Deposit. Greater Buffalo Savings Bank seeks deposits within our market area by paying competitive interest rates, offering high quality customer service and using technology to deliver deposit services effectively. Our diverse product menu is designed to attract and retain customers, with our primary focus on building and expanding relationships. We typically pay competitive rates on interest bearing deposits to garner our share of the market. We may become more or less competitive in our interest rate structure as our liquidity and capital position changes.

                Deposits totaled $306.0 million at September 30, 2003. Passbook savings accounts amounted to $211.6 million, or 69.1% of this total. The effects of several key marketing initiatives have permitted this core product to grow much more rapidly than other deposit products over recent periods. We believe that our market is inherently savings oriented and intend to continue focusing on the passbook savings account as our principal deposit product. Certificates of deposit amounted to $59.7 million at September 30, 2003, or 19.5% of our total deposit base. The average weighted rate paid on these time deposits is 2.41% compared to 2.00% paid on passbook savings accounts. Given the existing low interest rate environment and uncertainty about the future, many of our customers have elected to maintain their savings in our non-maturing passbook accounts rather than lock-in to a certificate with a set maturity date.

                Demand checking and NOW accounts amounted to $26.5 million, or 8.65% of our total deposit base with a weighted average rate of 0.53%. This includes $10.5 million of non-interest bearing deposits. Approximately 70%, or over $7 million of these non-interest bearing deposits are business checking accounts. As a relationship oriented bank, we seek to obtain deposit relationships with our loan customers. We anticipate that these deposits will continue to grow in conjunction with our loan portfolio. Money market accounts amount to $8.3 million, or 2.7% of our total deposit base with a weighted average rate of 1.35%.

Lending

                Our loan portfolio includes residential and commercial mortgage loans, commercial loans and consumer loans.

                Real Estate Loans

                Loans secured by first lien mortgages constituted $167.8 million, or 85.6%, of the total loans of Greater Buffalo Savings Bank at September 30, 2003, of which $151.6 million principal amount are secured by one to four family residential properties. These loans are generally underwritten to Fannie Mae and/or Freddie Mac standards with the exception of loans that are considered as non-conforming due to their size. Notwithstanding a sale of approximately $6 million of 30 year fixed rate loans to Fannie Mae during the second quarter of 2003, no further sales out of our existing mortgage portfolio are anticipated. In the near future, we do plan to sell newly originated 30 year fixed rate mortgage loans as they are originated. Terms of our mortgage loans range from 10 to 30 years, with both monthly and bi-weekly payments. These loans are predominantly fixed rate, with a small percentage being adjustable rate mortgages having an interest adjustment due after the seventh year.

                Multifamily properties and other commercial real estate types constitute $3.5 million and $12.7 million, respectively, of our total real estate loan portfolio. Both of these loan types are classified by us as commercial loans. The multifamily properties consist of apartment projects containing five or more dwelling units. Commercial properties represented in the portfolio include office buildings, retail strip centers, restaurants, and other property types. Generally, loan amounts do not exceed 75% of appraised value as determined by independent appraisals completed by licensed appraisers approved by us. Generally, debt coverage ratios meet a minimum of 120% of scheduled debt service. Further, our commercial loans provide for full recourse to the borrowing entity and, in most cases, to the individual principals as well. Loan terms generally provide for interest rates to be fixed for no more than five years. Many of these loans provide for interest rate adjustments to be made at a margin over the corresponding Treasury note rate as of a specified date, usually in five year intervals. Amortization periods generally do not exceed 15 years, with 20 or 25 year schedules available only where the credit strength and lease terms warrant such a term.

                Commercial Loans

                Greater Buffalo Savings Bank makes loans for commercial purposes for various lines of business. At September 30, 2003 it held $9.5 million of commercial non-real estate loans, or 4.86% of its total loan portfolio. Equipment loans are typically made on terms up to five years at fixed or variable rates, with the financed equipment pledged as collateral. Working capital loans and lines of credit are made on terms typically not exceeding one year. These loans are typically secured with accounts receivable, unencumbered company assets and, generally, with personal guaranties of the principal owners. Greater Buffalo Savings Bank further attempts to limit its credit risk on these loans by requiring the borrower to demonstrate the capacity to produce net cash flow available for debt service of 125% to 150%.

                Consumer Loans

                Greater Buffalo Savings Bank makes a variety of loans to individuals for personal and household purposes, including home equity lines of credit, closed end home equity loans, overdraft lines of credit, installment loans and deposit secured loans. The home equity lines and loans are secured by the borrower's residence; however, the Bank attempts to underwrite the credit independent of the collateral value. At September 30, 2003, Greater Buffalo Savings Bank held $18 million of consumer loans.

                Loan Approval and Review

                Greater Buffalo Savings Bank's loan approval policies provide for various levels of officer lending authority. When the aggregate outstanding loan amount exceeds the pertinent level, the next higher authority must be granted. No loan may be approved on only one officer's authority. Two officers holding sufficient authority may approve loans up to $250,000; Greater Buffalo Savings Bank's internal loan committee may approve loans between $250,000 and $800,000; the loan committee of the board of directors of Greater Buffalo Savings Bank may approve loans between $800,000 and $2,500,000; and the board of directors of Greater Buffalo Savings Bank may authorize loans between $2,500,000 and Greater Buffalo Savings Bank's legal lending limit.

Competition

                Greater Buffalo Savings Bank faces stiff competition for depositors and creditworthy borrowers. It competes with local, regional, national and international commercial banks, savings banks and savings and loan associations. Also, with the easing of regulatory restrictions on the financial services industry, it competes with money market mutual funds, mortgage bankers, insurance companies, stock brokerage firms, regulated small loan companies, credit unions and issuers of commercial paper and other securities. Many of the banking and financial institutions with which Greater Buffalo Savings Bank competes have operated in its market area for many years and have established customer bases.

                Many of Greater Buffalo Savings Bank's competitors have substantial capital bases that allow for much larger commercial loans than Greater Buffalo Savings Bank can currently offer. Some of Greater Buffalo Savings Bank's competitors offer services (such as trust and investment services, insurance sales and brokerage services) that Greater Buffalo Savings Bank does not currently offer, and some of these competitors have a substantially greater number of branches in Greater Buffalo Savings Bank's primary market area.

                Greater Buffalo Savings Bank's is just beginning to make inroads into its market, its assets, deposits and net loans receivable have grown substantially since it began operations on November 9, 1999. As of December 31, 1999, Greater Buffalo Savings Bank's assets, deposits and loan portfolio were approximately $15 million, $4 million and $74 thousand, respectively, compared to $344 million, $306 million and $197 million, respectively, at September 30, 2003. We continue to believe that there is room for growth for an independent community bank serving Erie and Niagara Counties.

Employees

                As of September 30, 2003, we had 88 full-time and 14 part-time employees. Our employees are not members of any collective bargaining group, and we consider our relations with our employees to be very good.

Properties

                We maintain our corporate headquarters and main banking office at 2421 Main Street, Buffalo, New York. We purchased this property in 2000 and, after extensive renovations, began occupancy in November 2002. We conduct banking operations at the following properties:

Location	Date Opened	Square Footage	Owned or Leased

2421 Main Street Buffalo, New York (main office)	November 2002	18,000	Owned

47 Court Street Buffalo, New York	November 1999	6,700	Leased

320 Orchard Park Road West Seneca, New York	September 2000	3,000	Leased

410 Kenmore Avenue Buffalo, New York	December 2000	1,600	Leased

107 Main Street North Tonawanda, New York	September 2001	3,800	Leased

4950 Main Street Amherst, New York	June 2003	4,000	Owned

3438 Delaware Avenue Tonawanda, New York	April 2004 (projected)	4,000	Owned

690 Kenmore Avenue* Kenmore, New York	August 2004 (projected)	4,000	Owned

8550 Transit Road East Amherst, New York	September 2004 (projected)	4,000	Owned

___________________
 * This branch, when opened, will be a replacement for the branch located at 410 Kenmore Avenue, Buffalo, New York.

                We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted.

                We have made substantial investments in leasehold improvements, fixtures, equipment and furniture, due primarily to opening new offices. At September 30, 2003, the value of our net property and equipment was $7.0 million.

Legal Proceedings

                We are not a party to any legal proceeding other than routine litigation involving collection actions for loans and overdrawn accounts or other collection activities incidental to our business. We believe that none of these proceedings would, if adversely determined, have a material effect on our financial condition or results of operations.

SUPERVISION AND REGULATION

General

                We and Greater Buffalo Savings Bank are subject to extensive Federal and state laws and regulations that impose restrictions on, and provide for regulatory oversight of, our and Greater Buffalo Savings Bank's operations. These laws and regulations are generally intended to protect depositors and not stockholders. The discussion of regulatory requirements set forth below does not purport to be a complete description of the applicable regulatory requirements and is qualified in its entirety by reference to the full text of the particular statutory and regulatory provisions. Any change in any applicable statute or regulation could have a material effect on our business and the business of Greater Buffalo Savings Bank.

Regulation of Great Lakes Bancorp, Inc.

                Federal Regulation. We are a holding company subject to the provisions of the BHCA. Accordingly, our activities are limited to the business of banking, managing or controlling banks and other subsidiaries authorized by the FRB and engaging in activities determined by the FRB to be so closely related to banking or managing and controlling banks as to be incidental thereto. In addition, we are subject to FRB regulations, examinations, supervision and reporting requirements.

                We are required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval is also required for us to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, we would, directly or indirectly, own or control more than 5% of the outstanding shares of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources and future prospects of the companies involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, before any bank acquisition can be completed, prior approval may also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired.

                A bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the outstanding voting securities of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing securities brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted bank holding companies.

                The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC that govern Greater Buffalo Savings Bank. Generally, a bank holding company must have a total risk-weighted capital ratio of at least 8%, a core (Tier 1) capital risk-weighted ratio of at least 4% and a leverage ratio of at least 3% if it receives the FRB's highest examination rating and at least 4% otherwise.

                A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of such company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any statute, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB.

However, well-capitalized bank holding companies meeting certain other criteria are not subject to the prior approval requirement.

                The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only if the bank holding company's net income available to common stockholders over the preceding year was sufficient to fully fund the dividends and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of managerial and financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect our ability to pay dividends or otherwise engage in capital distributions.

                Under Federal law, if a subsidiary bank of a holding company becomes undercapitalized, the bank holding company is required to guarantee compliance with a capital restoration plan until such subsidiary bank has been adequately capitalized on average for four consecutive quarters and has provided appropriate assurances of performance.

                Our status as a bank holding company under the BHCA does not exempt us from certain Federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

                New York State Regulation. In addition to the Federal bank holding company regulations, a bank holding company organized or doing business in the State of New York may be also subject to regulation under the NYBL. The term "bank holding company," for the purposes of the NYBL, is defined generally to include any person, company or trust that directly or indirectly either controls the election of a majority of the directors or owns, controls, or holds with power to vote more than 10% of the voting stock of a bank holding company or, if the company is a banking institution, another banking institution, or 10% or more of the voting stock of each of two or more banking institutions. In general, a bank holding company controlling, directly or indirectly, only one banking institution will not be deemed to be a bank holding company for the purposes of the NYBL. Under the NYBL, the prior approval of the Banking Department is required before: (i) any action is taken that causes any company to become a bank holding company; (ii) any action is taken that causes any banking institution to become or to be merged or consolidated with a subsidiary of a bank holding company; (iii) any bank holding company acquires direct or indirect ownership or control of more than 5% of the voting stock of a banking institution; (iv) any bank holding company or subsidiary thereof acquires all or substantially all of the assets of a banking institution; or (v) any action is taken that causes any bank holding company to merge or consolidate with another bank holding company. Additionally, certain restrictions apply to New York bank holding companies regarding the acquisition of banking institutions which have been chartered five years or less and are located in smaller communities. Officers, directors and employees of New York bank holding companies are subject to limitations regarding loans obtained from subsidiaries. As a single bank holding company, we are not currently subject to the bank holding company provisions of the NYBL. However, any future acquisition of ownership, control, or the power to vote 10% or more of the voting stock of another bank or bank holding company will result in our being subject to such provisions.

Regulation of Greater Buffalo Savings Bank

                Federal Regulation. As a state-chartered stock savings bank that is not a member of the FRB, Greater Buffalo Savings Bank is under the general supervision of the FDIC. Greater Buffalo Savings Bank is subject to periodic examinations by the FDIC to review compliance with various regulatory requirements. In addition, Greater Buffalo Savings Bank must obtain the approval of the FDIC prior to opening new branches. The FDIC has substantial discretion in the exercise of its supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves. We must also file also periodic reports with the FDIC concerning our activities and financial condition.

                The FDIC has adopted risk-based capital adequacy guidelines for banks under its supervision. Generally, under the FDIC's regulations, a bank's core (Tier 1) capital (as defined in the FDIC's regulations) as a percentage of risk-weighted assets and certain off-balance sheet instruments must be at least 4%, and a bank's total capital as a percentage of risk-weighted assets and certain off-balance sheet instruments must be at least 8%.

                The Federal Deposit Insurance Act requires the FDIC to implement a system of prompt corrective action for undercapitalized institutions which are under its general supervision. Under FDIC regulations, every institution under its supervision is ranked in one of five categories, ranging from "well capitalized" to "critically undercapitalized." An institution is generally considered to be "well capitalized" if it has a total risk-weighted capital ratio of at least 10%, a core (Tier 1) risk-weighted capital ratio of at least 6%, a leverage ratio of at least 5% and meets certain other requirements. An institution is generally considered to be "adequately capitalized" if it has a total risk-weighted capital ratio of at least 8%, a core (Tier 1) risk-weighted capital ratio of at least 4% and a leverage ratio of at least 3% if it receives the FDIC's highest examination rating or at least 4% otherwise. An institution is generally considered "undercapitalized" if it has a total risk-weighted capital ratio of less than 8%, a core (Tier 1) risk-weighted capital ratio of less than 4% or a leverage ratio of less than 3% if it receives the FDIC's highest examination rating or less than 4% otherwise. An institution is generally considered "significantly undercapitalized" if it has a total risk-weighted capital ratio of less than 6%, a core (Tier 1) risk-weighted capital ratio of less than 3% or a leverage ratio of less than 3%. An institution is generally considered "critically undercapitalized" if it has a tangible equity capital to assets ratio equal to or less than 2%.

                An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate Federal banking agency. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, or the Improvement Act, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to limitations. The obligations of a controlling bank holding company under the Improvement Act to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the Federal Deposit Insurance Corporation. In addition, the appropriate Federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of the Improvement Act.

                For those institutions that are significantly undercapitalized or are undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate Federal banking agency must require the institution to take one or more of the following actions:
•	sell enough shares, including voting shares, to become adequately capitalized;
•	merge with, or be sold to, another insured depository institution or holding company, but only if grounds exist for appointing a conservator or receiver;
•	restrict transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist;
•	otherwise restrict transactions with bank or non-bank affiliates;
•	restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region";
•	restrict asset growth or reduce total assets;
•	alter, reduce, or terminate activities determined by the appropriate Federal banking agency to pose excessive risk to the institution;
•	hold a new election of directors;
•	dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with prescribed procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution;

•	employ "qualified" senior executive officers;
•	cease accepting deposits from correspondent depository institutions;
•	divest non-depository affiliates determined by the appropriate Federal banking agency to pose a significant risk to the institution; or
•	be divested by a parent holding company if the appropriate Federal banking agency determines that divestiture would improve the institution's financial condition and prospects.

In addition, without the prior approval of the appropriate Federal banking agency, the institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

                The following table sets forth the actual regulatory ratios of Greater Buffalo Savings Bank as of September 30, 2003 in comparison to minimum required regulatory capital ratios for an "adequately capitalized bank."

Regulatory Ratio	Actual	Required Minimum
Risk-Weighted Capital:
Total Capital	14.07%	8%
Core (Tier 1) Capital	13.12%	4%
Leverage Ratio	7.06%	3% or 4%, depending on FDIC's examination rating

                At September 30, 2003, Greater Buffalo Savings Bank was considered "well capitalized" under FDIC regulations.

                New York State Regulation. As a New York State chartered stock savings bank, Greater Buffalo Savings Bank is subject to regulation by the Banking Department. Various state statutes, rules and regulations affect its operations. These include a requirement to maintain reserves against deposits, restrictions on the nature and the amount of loans it makes and the interest charged thereon, regulations relating to investments, and restrictions on other activities. Greater Buffalo Savings Bank must file periodic reports with the Banking Department concerning its activities and financial condition. In addition, it must obtain the approval of the Banking Department prior to entering into certain transactions, such as the opening of new branch offices.

                Greater Buffalo Savings Bank is subject to periodic examinations by the Banking Department to review compliance with various regulatory requirements. The Banking Department has substantial discretion in the exercise of its supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves. Any change in such policies by the Banking Department could have a material adverse impact on Greater Buffalo Savings Bank and on its operations.

                The NYBL prohibits Greater Buffalo Savings Bank from acquiring real estate as an investment, except under certain limited circumstances. For example, it may purchase real estate if all or part of any property is to be utilized as a banking office or to house employees engaged in bank operations. Moreover, the book value of real estate and leasehold improvements that Greater Buffalo Savings Bank may own to conduct our banking operations may not exceed 5% of our total assets, except that the New York State Superintendent of Banks may waive this restriction if, in his or her sole judgment, a waiver will not adversely impact Greater Buffalo Savings Bank's financial condition. Greater Buffalo Savings Bank may also acquire real estate through foreclosure of properties to satisfy mortgage debts where mortgagors have defaulted.

Community Reinvestment Act

                The Community Reinvestment Act requires that, in connection with its examination of a financial institution within its jurisdiction, the FDIC shall evaluate the record of such financial institution in meeting the credit needs of the financial institution's local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Greater Buffalo Savings Bank.

Restrictions on Transactions with Affiliates

                Both we and Greater Buffalo Savings Bank are subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act, which places limits on the amount of:
•	a bank's loans or extensions of credit to an affiliate;
•	a bank's investment in affiliate;
•	assets a bank may purchase from an affiliate, except for real and personal property exempted by the FRB;
•	a bank's acceptance, as collateral for a loan, of securities issued by an affiliate; and
•	a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

                In addition, Section 23B also generally prohibits an institution from engaging in transactions with affiliates (including the furnishing of services) unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Anti-Terrorism Legislation

                In 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or USA Patriot Act, was enacted. Under the USA Patriot Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealing with foreign financial institutions and foreign and domestic customers.

Interstate Banking

                Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 any adequately capitalized and adequately managed bank holding company located in New York can acquire a bank located in any other state, and any adequately capitalized and adequately managed bank holding company located outside New York can acquire any New York-based bank, in either case subject to certain deposit percentage and other restrictions. Unless prohibited by state law, adequately capitalized and adequately managed bank holding companies are permitted to consolidate their multi-state bank operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank is permitted only if the laws of the host state expressly permit it. The authority of a bank to establish and operate branches within a state continue to be subject to applicable state branching laws. As permitted by the Federal statute, the NYBL, as a general matter, requires a New York-based bank to be in existence for at least five years before it can be merged into a bank located in another state. The NYBL permits a bank located in another state to maintain branches in New York acquired in a merger or other acquisition and, with the approval of the Superintendent of the Banking Department, to open de novo branches.

Gramm-Leach-Bliley Act

                The Gramm-Leach-Bliley Act, or GLB Act, was enacted in 1999. This statute removes Depression-era barriers that had separated banks and securities firms, and seeks to protect the privacy of consumers' financial information. Under provisions of this statute and regulations adopted by the appropriate regulators, banks, securities firms and insurance companies are able to structure new affiliations through a holding company structure or through a financial subsidiary. The GLB Act creates a new type of bank holding company called a "financial holding company," which has powers much more extensive than those of standard holding companies. These expanded powers include authority to engage in "financial activities," which are activities that are (i) financial in nature, (ii) incidental to activities that are financial in nature or (iii) complimentary to a financial activity and that do not impose a safety and soundness risk. Significantly, the permitted financial activities for financial holding companies include authority to engage in merchant banking and insurance activities, including insurance portfolio investing. A bank holding company can qualify as a financial holding company and expand the services it offers only if all of its subsidiary depository institutions are well-managed, well-capitalized and have received a rating of "satisfactory" on their last Community Reinvestment Act examination.

                The GLB Act also establishes the concept of "functional supervision," meaning that similar activities should be regulated by the same regulator. Accordingly, the GLB Act spells out the regulatory authority of the bank regulatory agencies, the SEC and state insurance regulators so that each type of activity is supervised by a regulator with corresponding expertise. The FRB is intended to be an umbrella supervisor with the authority to require a bank holding company or financial holding company or any subsidiary of either to file reports as to its financial condition, risk management systems, transactions with depository institution subsidiaries and affiliates, and compliance with any Federal law that it has authority to enforce.

                Although the GLB Act reaffirms that states are the regulators for insurance activities of all persons, including federally-chartered banks, it prohibits states from preventing depository institutions and their affiliates from conducting insurance activities.

                The GLB Act also establishes a minimum Federal standard of privacy to protect the confidentiality of a consumer's personal financial information and gives the consumer the power to choose how personal financial information may be used by financial institutions. The privacy provisions of the GLB Act have been implemented by adoption of regulations by various Federal agencies.

                We anticipate that the GLB Act and the regulations adopted thereunder will be likely to create new opportunities for us to offer expanded services to customers in the future, though we have not yet determined what the nature of the expanded services might be or when we might find it feasible to offer them. We further expect that the GLB Act will increase competition from larger financial institutions that are currently more capable than us of taking advantage of the opportunity to provide a broader range of services. However, we continue to believe that our commitment to providing high quality, personalized service to customers will permit us to remain competitive in our market area.

Fiscal and Monetary Policy

                Banking is a business that depends to a large extent on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of its earnings. Thus, our earnings and growth and the earnings and growth of Greater Buffalo Savings Bank are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their impact on us and Greater Buffalo Savings Bank cannot be predicted.

MANAGEMENT

Directors and Executive Officers

                Our directors and executive officers and their ages as of September 30, 2003 are as follows:
Name	Age	Position (1)

Barry M. Snyder (2)	58	Chairman of the Board of Directors
William A. Evans (3)	63	Vice Chairman of the Board of Directors
Andrew W. Dorn, Jr. (2)	52	President, Chief Executive Officer, Treasurer and Director
Lee M. Storch	52	Executive Vice President and Chief Operating Officer
Louis Sidoni (2)	71	Executive Vice President, Secretary and Director
Kim S. Destro	46	Vice President and Chief Financial Officer
Paul W. Bergman	50	Vice President and Chief Lending Officer
Marylou Borowiak	43	Vice President and Chief Banking Officer
Douglas S. Cohen	44	Vice President and Chief Administrative Officer
Harold Davis	59	Vice President and Chief Information Officer
Frederick A. Wolf (3)	60	Assistant Secretary and Director
Sarah Hill Buck (3)	55	Director
Carolyn B. Frank (2)	44	Director
Fred J. Hanania (4)	70	Director
Luiz F. Kahl (4)	67	Director
Gerard T. Mazurkiewicz (4)	56	Director
Brenda Williams McDuffie (2)	49	Director
Acea M. Mosey-Pawlowski (3)	36	Director
Dennis M. Penman (3)	54	Director
James A. Smith (4)	54	Director
Louis J. Thomas (3)	61	Director
David L. Ulrich (4)	55	Director

______________________
 (1) With the exception of Mr. Mazurkiewicz, who was appointed in June 2003, all of our directors have also been directors of Greater Buffalo Savings Bank since its inception in 1999. Our board of directors is divided into three classes, with one class elected each year at our annual meeting of stockholders for a term of one year and until their successors are duly elected and qualified.

(2) Class A director with a term expiring in 2006.

(3) Class B director with a term expiring in 2004.

(4) Class C director with a term expiring in 2005.

                Barry M. Snyder has been a director since our inception in 1999 and has served as our Chairman of the Board of Directors since August 2001. He is the President and Chief Executive Officer of Tuxedo Junction, a chain of formal wear rental stores, and the Chairman of the Board of Great Skate Hockey Supply Company, a distributor of hockey equipment in the United States. Mr. Snyder is a graduate of the State University of New York at Buffalo.

                William A. Evans has been a director since our inception in 1999 and serves as our Vice Chairman of the Board of Directors. Since the sale of his business in 1995, Mr. Evans has been engaged in the management of Evans Enterprises, a private investment company. Mr. Evans is a graduate of the United States Military Academy at West Point and the University of Florida School of Law.

                Andrew W. Dorn, Jr. has served as our President and Chief Executive Officer, Treasurer and as a director since we began operations in 1999. From 1995 to 1998, he served in the same capacity for Jamestown Savings Bank. Mr. Dorn is a graduate of the State University of New York at Buffalo and earned a masters degree in Finance from Canisius College.

                Lee M. Storch joined Greater Buffalo Savings Bank in August 2003 and was named Executive Vice President and Chief Operating Officer of Great Lakes Bancorp, Inc. in September 2003. He has extensive experience in banking having been employed in various capacities with several banks from 1983 to 1996. After serving as President & Chief Executive Officer of Neuman Microtechnologies, Inc. from 1996 to 1999, he joined Orr & Reno, PA, a New Hampshire law firm, as Director of Administration. He is a graduate of Babson College and received a masters degree in business administration from Suffolk University.

                Louis Sidoni has been an Executive Vice President, our Secretary and a director since our inception in 1999. From 1993 until June 1998, he served as an executive Vice President and Chief Operating Officer of Jamestown Savings Bank. Mr. Sidoni is a graduate of the University of Buffalo.

                Kim S. Destro has been our Vice President and Chief Financial Officer since November 1999. From January 1997 until November 1999, she served as Vice President and Controller for Jamestown Savings Bank. Ms. Destro received a Bachelors of Science - Accounting degree from the State University of New York at Fredonia, and is a certified public accountant.

                Paul W. Bergman has been our Vice President and Chief Lending Officer since our inception in 1999. From 1991 until such time, he was a Vice President of Key Corp. Mr. Bergman is a graduate of Canisius College.

                Marylou Borowiak has been our Vice President and Chief Banking Officer since May 2000. From 1993 until May 2000, she served as a regional Vice President for First Niagara Bank. Ms. Borowiak is a graduate of the State University of New York at Buffalo.

                Douglas S. Cohen was appointed Vice President and Chief Administrative Officer in September 2003. From June 2001 until joining Greater Buffalo Savings Bank in June 2002, Mr. Cohen was engaged in a private consulting business. From June 1984 until June 2001, he served in various capacities at HSBC Bank USA. Mr. Cohen is a graduate of the State University of New York at Binghamton and received a masters degree in business and a certificate in human resource management from the State University of New York at Buffalo School of Management.

                Harold Davis has been our Vice President and Chief Information Officer since our inception in 1999. From 1993 until January 1999, he served in a similar capacity for First Niagara Bank. Mr. Davis is a graduate of the State University of New York at Buffalo.

                Frederick A. Wolf has been a director and has served as our Assistant Secretary since our inception in 1999. Since January 2000, Mr. Wolf has been County Attorney for the County of Erie, New York. Prior thereto, Mr. Wolf was engaged in the private practice of law in Buffalo, New York for approximately 32 years. Mr. Wolf is a graduate of the University of Buffalo and the State University of New York at Buffalo School of Law.

                Sarah Hill Buck has been a director since our inception in 1999. Since 1986, she has been the owner and President of Fiduciary Services, Inc., a provider of fiduciary tax and accounting services. Prior thereto, Ms. Buck was engaged in the private practice of law in Buffalo, New York. Ms. Buck is a graduate of Bethany College and received a masters degree in psychology from the Ohio State University and a J.D. degree from the State University of New York at Buffalo School of Law.

                Carolyn B. Frank has served as a director since our inception in 1999. From 1987 until May 2002, she was associated with Kaleida Health Systems serving, at various times, as chief financial officer, chief executive officer and president. Since May 2002, she has been an independent consultant to the health care industry. Mrs. Frank is a graduate of Canisius College.

                Fred J. Hanania has been a director since our inception in 1999. From 1969 until his withdrawal from day to day management in 1989, he was the President of BWC Transportation, a cartage, leasing and transportation company. Since 1989, he has been engaged in real estate development and management. Mr. Hanania attended the University of Buffalo.

                Luiz F. Kahl has been a director since our inception in 1999. Since 1995, he has been a principal in, and the President of, Vector Group, LLC, a private investment company. Prior thereto, Mr. Kahl was President of Carborundum Company, a manufacturer of high technology ceramic materials and ceramic fibers. Mr. Kahl received a B.S. in Engineering from the University of Rio de Janeiro and a M.S.M.E. degree from the University of Houston.

                Gerard T. Mazurkiewicz was appointed a director in June 2003. Currently he provides tax and business consulting services to a number of private and public companies. He was employed in the Buffalo office of KPMG LLP since 1969 and was appointed partner in charge of the Upstate New York/Albany tax practice in 1996, serving in that capacity until his retirement from KPMG in January 2002. Mr. Mazurkiewicz is a graduate of the State University of New York at Buffalo and is a certified public accountant.

                Brenda Williams McDuffie has been a director since our inception in 1999. She has been president of the Buffalo Urban League, Inc. since 1998. Prior thereto, she served as executive director for the Buffalo and Erie County Private Industry Council for 15 years. Ms. McDuffie is a graduate of the State University College of New York at Buffalo and also earned a Graduate Certificate in Human Resource Development from the State University of New York at Buffalo School of Management.

                Acea M. Mosey-Pawlowski has been a director since our inception in 1999. Since 1995, she has been engaged in the private practice of law in Buffalo, New York and has served as in-house counsel to Allied Publishing Service, a national wholesaler of magazines. She is a graduate of Canisius College and the Thomas Cooley School of Law.

                Dennis M. Penman has been a director since our inception in 1999. He has been an Executive Vice President and Chief Operating Officer of M. J. Peterson Real Estate Corporation, a real estate brokerage and development company, since 1980. Mr. Penman is a graduate of the State University of New York at Buffalo and the Institute of Real Estate Management.

                James A. Smith has been a director since our inception in 1999. He has been a practicing orthopedic since 1974. Dr. Smith is a graduate of Georgetown University and the State University of New York at Buffalo School of Medicine.

                Louis J. Thomas has been a director since our inception in 1999. Since 1970, he has served in various capacities with the United Steelworkers Union, and currently serves as Director of District 4 of such union, covering the Northeastern United States and the Commonwealth of Puerto Rico. Mr. Thomas attended East Stroudsburg State College and served on the faculty of Syracuse University.

                David L. Ulrich has been a director since our inception in 1999. Since 1984, he has been the owner and President of Ulrich & Company, a full service insurance agency. In addition, since 1992, he has been the owner and President of Ulrich Development Company, LLC, a real estate development company. Mr. Ulrich is a graduate of Ball State University and The Home Insurance Company School of Insurance.

Compensation of Directors

                During 2002, options to purchase 1,200 shares of our common stock at an exercise price of $10 per share were granted to each of our non-employee directors. No other compensation was paid to our directors in 2002.

Compensation of Our Executive Officers

                The following table sets forth the cash compensation as well as certain other compensation paid during the years ended December 31, 2000, 2001 and 2002 for our Chief Executive Officer. None of our other executive officers received annual compensation in excess of $100,000. The amounts shown include compensation for services in all compensation capacities.

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options/ SARs(2)	All Other Compensation

Andrew W. Dorn, Jr.,	2002	$120,000	$ -	$ 7,200(1)	12,000	-
President, Chief	2001	120,000	-	7,200(1)	-	-
Executive Officer and	2000	120,000	-	7,200(1)	20,000	-
Treasurer

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(1) Consists of employer contributions and matching contributions made by us for the benefit of Mr. Dorn pursuant to our
     401(k) Plan.

(2) Consists of grants to Mr. Dorn under our 2000 Stock Option Plan.

Employee Plans

                2000 Stock Option Plan. In October 1999, the Greater Buffalo Savings Bank 2000 Stock Option Plan, or the 2000 Stock Option Plan, was adopted by Greater Buffalo Savings Bank and subsequently approved by its stockholders and the New York State Superintendent of Banks. In connection with our formation as a holding company for Greater Buffalo Savings Bank, this plan was assumed by us. 180,000 shares of our common stock have been reserved for issuance under the 2000 Option Plan. Pursuant to this plan, non-qualified stock options may be granted to our directors and founders and incentive stock options may be granted to our employees, including our officers. In each instance, the exercise price for the options shall not be less than the greater of (i) the fair market value of our common stock on the date of grant as determined by our board of directors and (ii) $10. Generally, options granted to our directors and founders vest immediately and options granted to our employees vest over a 5-year period at the rate of 20% per year beginning one year from the date of grant. All options granted under the 2000 Option Plan expire ten years from the date of grant. In 2002, we granted options to purchase 34,550 shares of common stock under our 2000 Option Plan.

                2002 Stock Option Plan. In February 2002, the Greater Buffalo Savings Bank 2002 Stock Option Plan, or the 2002 Stock Option Plan, was adopted by Greater Buffalo Savings Bank and subsequently approved by its stockholders and the New York State Superintendent of Banks. In connection with our formation as a holding company for Greater Buffalo Savings Bank, this plan was assumed by us. 200,000 shares of our common stock have been reserved for issuance under the 2002 Stock Option Plan. Pursuant to this plan, non-qualified stock options may be granted to our directors and founders and incentive stock options may be granted to our employees, including our officers. In each instance, the exercise price of the options shall not be less than the greater of (i) the fair market value of our common stock on the date of grant as determined by our Board of Directors or (ii) $10. Generally, options granted to our directors vest immediately and options granted to our employees vest over a 5-year period at the rate of 20% per year beginning one year from the date of grant. All options granted under the 2002 Option Plan expire ten years from the date of grant. In 2002, we granted options to purchase 15,600 shares of common stock under our 2002 Option Plan.

                401(k) Plan. We maintain a 401(k) retirement savings plan which covers substantially all of our employees, including our executive officers, who have completed at least 365 days of service. We contribute an annual amount equal to 3% of each participant's base salary. Eligible participants may also contribute up to 15% of their annual compensation (15% for highly compensated employees), subject to an annual limitation as adjusted by the provisions of the Internal Revenue Code of 1986, as amended, or the Code. Participant contributions are matched by us in an amount equal to 50% of his contributions. Our matching contributions are limited to an additional 3% of the participant's base salary and vest at the rate of 20% per year.

Options Granted in Last Fiscal Year

                The following table contains information concerning the grant of stock options to our executive officers and directors in 2002.

Name and Principal Position	Option Grants(1)	Percentage of Total Options Granted to Employees	Exercise Price Per Share(2)	Expiration Date
Andrew W. Dorn, Jr., President, Chief Executive Officer and Treasurer	12,000	36.98	$10	3/1/12

Lee M. Storch, Vice President and Chief Operating Officer	-	n/a	n/a	n/a

Louis Sidoni, Executive Vice President and Secretary	3,000	9.24	$10	3/1/12

Kim S. Destro, Vice President and Chief Financial Officer	2,900	8.94	$10	3/1/12

Paul W. Bergman, Vice President and Chief Lending Officer	2,150	6.63	$10	3/1/12

Marylou Borowiak, Vice President and Chief Banking Officer	2,900	8.94	$10	3/1/12

Douglas S. Cohen, Vice President and Chief Administrative Officer	-	n/a	n/a	n/a

Harold Davis, Vice President and Chief Information Officer	1,400	4.31	$10	3/1/12

__________________________
(1)    Generally, options granted to our directors and founders pursuant to the 2000 Stock Option Plan and to our directors pursuant to the 2002 Stock Option Plan vest immediately, and options granted to our employees pursuant to the
        2000 Stock Option Plan and the 2002  Stock Option Plan vest over a 5-year period at the rate of 20% per year beginning one year from the date of grant.

(2)    Pursuant to the provisions of the 2000 Stock Option Plan and the 2002 Stock Option Plan, the exercise price of options granted shall not be less than the greater of (i) the fair market value of our common stock on the date of grant as determined by our Board of Directors or (ii) $10. Based on our prior lack of profitability and the historical sale price of our common stock, the option committee granted the options at an exercise price of $10.

Aggregate Option Exercised in Last Fiscal Year and Fiscal Year-End Option Values

                The following table sets forth information with respect to our executive officers named in the compensation table set forth above concerning the exercise of options during 2002 and unexercised options held at the end of 2002.

			Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised in-the-Money Options At Fiscal Year End (1)
Name and Principal Position	Shares Acquired on Exercise	Value Reallized	Exercisable	Unexercisable	Exercisable	Unexercisable
Andrew W. Dorn, Jr., President, Chief Executive Officer and Treasurer	0	$ 0	12,000	28,000	$ 0	$ 0

_______________________
 (1)    Represents the difference between $8.47, the book value of our common stock as of December 31, 2002, and the exercise prices of such options which are exercisable at an exercise price of $10.

Equity Compensation Plan Information

                The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2002, including the 2000 Stock Option Plan and the 2002 Stock Option Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	188,000	$10	192,000

Equity compensation plans not approved by security holders	-	-	-

Total	188,000	$10	192,000

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

                The non-employee members of our Executive Committee currently serve as our Compensation Committee. This committee makes recommendations to our board of directors with respect to the compensation of our executive officers and reviews all of our employment policies and benefit programs.

                The base salary of our Chief Executive Officer was initially set in November 1999 to be competitive with that of chief executive officers at other de novo banks. Our Compensation Committee has adopted a compensation strategy for our Chief Executive Officer that utilizes reasonable salaries and places heavy emphasis on incentive compensation such as cash bonuses and stock options in order to reward contributions to our long-term success. We anticipate that once we have achieved sustained profitability, the base salary for our Chief Executive Officer will be determined by competitive, market-based pay practices, performance evaluations and expected future contributions. Base salaries will most likely be targeted at the median level of salaries at comparable banks for executives with similar experience, but will also take into account unique responsibilities and performance.

Barry M. Snyder, Chairman

William A. Evans

Luiz F. Kahl

David L. Ulrich

Frederick A. Wolf

Carolyn B. Frank

PRINCIPAL STOCKHOLDERS

                The following table sets forth certain information as of September 30, 2003 regarding the beneficial ownership of our common stock and Class B common stock by: (i) each person or entity who is known by us to own beneficially more than 5% of our common stock or 5% or more of our Class B common stock; (ii) by each director; (iii) by each of or our executive officers and (iv) by all of our executive officers and directors as a group.

	Common Stock		Class B Common Stock
Directors, Officers and 5% Stockholders	Number of Shares (1)	Percentage of Class	Number of Shares (1)	Percentage of Class

Barry M. Snyder (2)(3)	184,290	9.39	-	-
William A. Evans (2)(4)	123,200	6.28	-	-
Andrew W. Dorn, Jr. (2)(5)	40,600	2.07	-	-
Louis Sidoni (2)(6)	32,600	1.66	-	-
Lee M. Storch (2)	-		-	-
Kim S. Destro (2)(7)	3,420	*	-	-
Paul W. Bergman (2)(8)	4,220	*	-	-
Marylou Borowiak (2)(9)	1,620	*	-	-
Douglas S. Cohen (2)	-		-	-
Harold Davis (2)(10)	3,120	*	-	-
Frederick A. Wolf (2)(11)	35,200	1.79	-	-
Sarah Hill Buck (2)(12)	7,700	*	-	-
Carolyn B. Frank (2)(13)	7,200	*	-	-
Fred J. Hanania (2)(14)	43,200	2.20	-	-
Luiz F. Kahl (2)(15)	23,200	1.18	-	-
Gerard T. Mazurkiewicz (2)	-	-	-	-
Brenda Williams McDuffie (2)(16)	4,200	*	-	-
Acea M. Mosey-Pawlowski (2)(17)	42,443	2.16	-	-
Dennis M. Penman (2)(18)	4,200	*	-	-
James A. Smith (2)(19)	103,200	5.26	-	-
Louis J. Thomas (2)(20)	7,700	*	-	-
David L. Ulrich (2)(21)	103,200	5.26	-	-
All Directors and Executive Officers as a Group (21 persons) (22)	774,513	39.48	-	-
Fannie Mae	97,880	4.99	115,750	100

________
 * Less than 1%.

(1) Rounded to the nearest whole share. Unless otherwise indicated in the footnotes, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder, except to the extent that authority is shared by spouses under applicable law.

(2) The business address of each of the executive officers and directors is 2421 Main Street, Buffalo, New York 14214.

(3) Includes (i) 181,090 shares of common stock held by Lindrew Properties, LLC, a family limited liability company of which Mr. Snyder is the sole voting member and (iii) 2,000 shares of common stock issuable under options granted to Mr. Snyder under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Snyder under the 2002 Stock Option Plan which are exercisable within 60 days.

(4) Includes 12,000 shares of common stock issuable under options granted to Mr. Evans under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Evans under the 2002 Stock Option Plan which are exercisable within 60 days.

(5) Includes (i) 100 shares of common stock owned directly by Mr. Dorn's spouse, as to which Mr. Dorn disclaims beneficial ownership and (ii) 22,400 shares of common stock issuable under options granted to Mr. Dorn under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 17,600 shares of common stock issuable under options granted to Mr. Dorn under the 2000 Stock Option Plan which are not exercisable within 60 days.

(6) Includes (i) 4,000 shares of common stock owned by D. A. Ross Irrevocable Trust of which Mr. Sidoni is co-Trustee and shares voting and investment power and (ii) 16,600 shares of common stock issuable under options granted to Mr. Sidoni under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 8,400 shares of common stock issuable under options granted to Mr. Sidoni under the 2000 Stock Option Plan which are not exercisable within 60 days.

(7) Includes 2,420 shares of common stock issuable under options granted to Ms. Destro under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 3,580 shares of common stock issuable under options granted to Ms. Destro under the 2000 Stock Option Plan which are not exercisable within 60 days.

(8) Includes 2,720 shares of common stock issuable under options granted to Mr. Bergman under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 3,280 shares of common stock issuable under options granted to Mr. Bergman under the 2000 Stock Option Plan which are not exercisable within 60 days.

(9) Includes 1,420 shares of common stock issuable under options granted to Ms. Borowiak under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 3,580 shares of common stock issuable under options granted to Ms. Borowiak under the 2000 Stock Option Plan which are not exercisable within 60 days.

(10) Includes 3,020 shares of common stock issuable under options granted to Mr. Davis under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 2,980 shares of common stock issuable under options granted to Mr. Davis under the 2000 Stock Option Plan which are not exercisable within 60 days.

(11) Includes 9,000 shares of common stock issuable under options granted to Mr. Wolf under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Wolf under the 2002 Stock Option Plan which are exercisable within 60 days.

(12) Includes 2,000 shares of common stock issuable under options granted to Ms. Buck under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Ms. Buck under the 2002 Stock Option Plan which are exercisable within 60 days.

(13) Includes 2,000 shares of common stock issuable under options granted to Mrs. Frank under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mrs. Frank under the 2002 Stock Option Plan which are exercisable within 60 days.

(14) Includes 2,000 shares of common stock issuable under options granted to Mr. Hanania under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Hanania under the 2002 Stock Option Plan which are exercisable within 60 days.

(15) Includes 2,000 shares of common stock issuable under options granted to Mr. Kahl under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Kahl under the 2002 Stock Option Plan which are exercisable within 60 days.

(16) Includes 2,000 shares of common stock issuable under options granted to Ms. McDuffie under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Ms. McDuffie under the 2002 Stock Option Plan which are exercisable within 60 days.

(17) Includes 2,000 shares of common stock issuable under options granted to Ms. Mosey-Pawlowski under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Ms. Mosey-Pawlowski under the 2002 Stock Option Plan which are exercisable within 60 days.

(18) Includes 2,000 shares of common stock issuable under options granted to Mr. Penman under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Penman under the 2002 Stock Option Plan which are exercisable within 60 days.

(19) Includes 2,000 shares of common stock issuable under options granted to Mr. Smith under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Smith under the 2002 Stock Option Plan which are exercisable within 60 days.

(20) Includes 2,000 shares of common stock issuable under options granted to Mr. Thomas under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Thomas under the 2002 Stock Option Plan which are exercisable within 60 days.

(21) Includes 2,000 shares of common stock issuable under options granted to Mr. Ulrich under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Ulrich under the 2002 Stock Option Plan which are exercisable within 60 days.

(22) Includes an aggregate of 85,580 shares of common stock issuable under options granted to our executive officers and Directors under the 2000 Stock Option Plan and the 2002 Stock Option Plan which are exercisable within 60 days. Excludes an aggregate of 61,020 shares of common stock issuable under options granted to our executive officers and Directors under the 2000 Stock Option Plan and the 2002 Stock Option Plan which are not exercisable within 60 days.

CERTAIN TRANSACTIONS

                Our directors and executive officers are customers of ours, and have had transactions with us in the past and are expected to have transactions with us in the future. Any outstanding transactions made to any of our directors and executive officers were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time of the transaction for comparable transactions with our employees, and did not involve more than normal risk of collection or contain other terms unfavorable to us.

DESCRIPTION OF OUR CAPITAL STOCK

General

                As set forth in our certificate of incorporation, our authorized capital stock consists of (i) 20 million shares of common stock, $.001 par value per share, (ii) 5 million shares of Class B common stock, $.001 par value per share and (iii) 5 million shares of preferred stock, $.001 par value per share. Our board of directors has the power from time to time to issue additional shares of our common stock, Class B common stock or preferred stock authorized by our certificate of incorporation without obtaining approval of our stockholders. The rights, qualifications, limitations and restrictions on each series of our issued preferred stock will be determined by our board of directors and approved as required by the Delaware General Corporation Law or otherwise at the time of issuance and may include, among other things, rights in liquidation, rights to participating dividends, voting and convertibility to our common stock. The following descriptions of our capital stock are qualified in their entirety by reference to the our certificate of incorporation.

Voting

                Holders of our common stock are entitled to one vote per share on all matters upon which stockholders have the right to vote and possess the exclusive voting rights in our company. Our Class B common stock is non-voting, and holders thereof have no voting rights. Holders of our common stock are not entitled to cumulate their votes for the election of directors.

Liquidation Rights

                In the event of our liquidation, dissolution or winding up, the holders of our common stock and Class B common stock will be entitled to receive, after payment of all of our debts and liabilities (including all deposits and accrued interest thereon) and after honoring the rights, if any, of our preferred stockholders, all of our assets of for distribution in cash or in kind. Holders of our common stock and Class B common stock will not be entitled to preemptive rights with respect to any shares of our capital stock that may be issued in the future. Neither our common stock nor our Class B common stock is subject to redemption or conversion.

Anti-Takeover Provisions

                Our certificate of incorporation and bylaws contain a number of provisions that may be deemed to have the effect of discouraging or delaying attempts to gain control of our company, including provisions (i) classifying our board of directors into three classes with each class to serve for three years with one class being elected annually; (ii) authorizing our board of directors to fix the size of its membership between seven and 25 directors; (iii) authorizing directors to fill vacancies in our board of directors; (iv) providing that our directors may be removed only for cause and only by the affirmative vote of at least 80% of the shares entitled to be voted in the election of directors; (v) disallowing the right of our stockholders to act by written consent without a meeting; (vi) allowing our board of directors to give due consideration to constituencies other than our stockholders in evaluating acquisition or merger proposals; (vii) providing that certain of the foregoing provisions may only be amended by the affirmative vote of 80% of the shares entitled to be voted; and (viii) setting forth specific conditions under which (a) business may be transacted at an annual meeting of our stockholders; and (b) persons may be nominated for election as our directors at an annual meeting of our stockholders.

                The foregoing provisions could impede a change of control of our company. In particular, classification of our board of directors has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on our board of directors. Furthermore, allowing our board of directors to consider non-stockholder constituencies may have the effect of increasing our board of directors' discretion to reject acquisition or merger proposals.

                In addition to the foregoing, in certain instances the issuance of authorized but unissued shares of our common stock, Class B common stock and preferred stock may have an anti-takeover effect. The authority of our board of directors to issue our preferred stock with rights and privileges, including voting rights, as it may deem appropriate, may enable our board of directors to prevent a change of control despite a shift in ownership of our common stock. In addition, the authority of our board of directors to issue additional shares of our common stock may help deter or delay a change of control by increasing the number of shares needed to gain control.

LEGAL MATTERS

                Hodgson Russ LLP, Buffalo, New York, has passed upon certain legal matters with respect to the validity of the issuance of the shares of our common stock and Class B common stock to be issued in this offering.

EXPERTS

                Our financial statements as of December 31, 2002 and 2001, and for each of the two years in the period ended December 31, 2002 have been incorporated by reference herein in reliance upon the report of Freed Maxick & Battaglia, PC, and upon the authority of said firm as experts in accounting and auditing.

                The subscription price for the shares of our common stock and Class B common stock to be offered in this offering has been determined by our board of directors partially in reliance upon an appraisal prepared by Danielson Associates, Inc., and upon the authority of said firm as experts in the valuation of banking enterprises.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
of Greater Buffalo Savings Bank

We have audited the accompanying balance sheet of Greater Buffalo Savings Bank as of December 31, 2002 and 2001, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 financial statements referred to above present fairly, in all material respects, the financial position of Greater Buffalo Savings Bank as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

FREED MAXICK & BATTAGLIA, CPAs, PC

Buffalo, New York
March 11, 2003

GREATER BUFFALO SAVINGS BANK
Statements of Condition
Assets	December 31, 2002	December 31, 2001
Cash and cash equivalents:
Cash and due from banks	$ 3,518,565	$ 2,406,538
Interest-bearing deposits in other financial institutions	13,585,964	1,782,861
Federal funds sold	-	157,000
Total cash and cash equivalents	17,104,529	4,346,399
Securities available for sale	56,725,551	35,261,309
Federal Home Loan Bank stock, at cost	683,000	332,600
Loans, net of allowance for loan losses	142,257,683	68,869,665
Premises and equipment, net	5,307,920	2,449,839
Other assets	2,505,183	1,915,367
Total assets	$ 224,583,866	$ 113,175,179

Liabilities and Shareholders' Equity
Liabilities:
Deposits	197,028,909	101,133,103
Short-term borrowings	9,139,501	3,240
Other liabilities	812,114	344,298
Total liabilities	206,980,524	101,480,641

Shareholders' equity:
Common stock - voting, $5.00 par value, 5,000,000 shares authorized,
1,961,620 and 1,443,995 shares issued and outstanding, 0 and 517,625 shares subscribed for and unissued at December 31, 2002 and 2001,
Respectively	9,808,100	9,808,100
Class B Common stock - non-voting, $5.00 par value, 1,000,000 shares authorized, 115,750 and 61,000 shares issued and outstanding, 0 and
54,750 shares subscribed for and unissued at December 31, 2002 and
2001, respectively	578,750	578,750
Additional paid-in capital	8,237,701	8,241,504
Accumulated deficit	(1,487,356)	(2,354,255)
Accumulated other comprehensive income, net	466,147	142,533
	17,603,342	16,416,632
Less: Subscriptions receivable, 0 and 517,625 shares Common stock -
voting and 0 and 54,750 shares Class B common stock - non-voting at
December 31, 2002 and 2001, respectively	-	(4,722,094)
Total shareholders' equity	17,603,342	11,694,538
Total liabilities and shareholders' equity	$ 224,583,866	$ 113,175,179

The accompanying notes are an integral part of the financial statements.

GREATER BUFFALO SAVINGS BANK
Statements of Operations

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Interest income:
Loans	$ 6,864,340	$ 2,853,392
Securities available for sale	1,992,206	999,277
Interest-bearing deposits and federal funds sold	191,188	590,721
Total interest income	9,047,734	4,443,390
Interest expense:
Deposits	4,675,916	2,853,674
Short-term borrowings	16,322	3,983
Total interest expense	4,692,238	2,857,657
Net interest income	4,355,496	1,585,733
Provision for loan losses	470,872	833,825
Net interest income after provision for loan losses	3,884,624	751,908
Noninterest income:
Net gain on sale of securities available for sale	911,199	492,454
Other operating income	246,855	138,203
Total noninterest income	1,158,054	630,657
Noninterest expenses:
Salaries and employee benefits	2,088,767	1,331,646
Occupancy, equipment and furnishings	682,502	560,714
Data processing and operations	463,706	294,275
Advertising	281,446	234,765
Printing, postage and supplies	225,974	162,976
Professional services	128,182	109,229
Other operating expenses	242,757	193,766
Total noninterest expenses	4,113,334	2,887,371
Income (loss) before income taxes	929,344	(1,504,806)
Income tax provision (benefit)	62,445	(584,607)
Net income (loss)	$ 866,899	$ (920,199)
Net income (loss) per share - basic and diluted	$ 0.42	$ (0.79)
Weighted average number of common shares outstanding - basic
and diluted	2,068,466	1,171,780

The accompanying notes are an integral part of the financial statements.

GREATER BUFFALO SAVINGS BANK
Statements of Shareholders' Equity
Years ended December 31, 2002 and 2001

					Accumulated
		Class B	Additional		other		Total
	Common	Common stock	paid-in	Accumulated	comprehensive	Subscriptions	shareholders'
	stock - voting	Non-voting	capital	Deficit	income	receivable	equity

Balance at December 31, 2000	$ 5,529,800	$ -	$ 5,145,246	$ (1,434,056)	$ 230,823	$ -	$ 9,471,813

Issuance of 338,035 shares of
Common stock - voting	1,690,175	-	1,098,614	-	-	-	2,788,789

Issuance of 61,000 shares of Class B
Common stock - non-voting	-	305,000	198,250	-	-	-	503,250

Subscriptions receivable for 517,625 shares
of Common stock-voting	2,588,125	-	1,682,281	-	-	(4,270,406)	-

Subscriptions receivable for 54,750 shares
of Class B Common stock non-voting	-	273,750	177,938	-	-	(451,688)	-

Payment of underwriting costs	-	-	(60,825)	-	-	-	(60,825)

Comprehensive loss:
Net loss	-	-	-	(920,199)	-	-	(920,199)
Other comprehensive loss, net of tax:
Unrealized losses on securities, net
of reclassification adjustment	-	-	-	-	(88,290)	-	(88,290)
Total comprehensive loss	-	-	-	-	-	-	(1,008,489)

Balance at December 31, 2001	9,808,100	578,750	8,241,504	(2,354,255)	142,533	(4,722,094)	11,694,538

Issuance of 517,625 shares of Common
stock - voting	-	-	-	-	-	4,270,406	4,270,406

Issuance of 54,750 shares of Class B
Common stock - non-voting	-	-	-	-	-	451,688	451,688

Payment of underwriting costs	-	-	(3,803)	-	-	-	(3,803)

Comprehensive income:
Net income	-	-	-	866,899	-	-	866,899
Other comprehensive income, net of tax:
Unrealized gains on securities, net
of reclassification adjustment	-	-	-	-	323,614	-	323,614
Total comprehensive income	-	-	-	-	-	-	1,190,513

Balance at December 31, 2002	$ 9,808,100	$ 578,750	$ 8,237,701	$ (1,487,356)	$ 466,147	$ -	$ 17,603,342

The accompanying notes are an integral part of the financial statements.

GREATER BUFFALO SAVINGS BANK
Statements of Cash Flows

	Year ended	Year ended
	December 31, 2002	December 31, 2001

Cash flows from operating activities:
Net income (loss)	$ 866,899	$ (920,199)
Adjustments to reconcile net income (loss) to net cash
provided (used) by operating activities:
Depreciation, amortization and accretion	581,619	240,007
Deferred income tax expense (benefit)	62,445	(585,107)
Realized gain on sale of securities	(927,524)	(521,528)
Realized loss on sale of securities	16,325	29,075
Loss on disposition of assets	-	2,244
Provision for loan losses	470,872	833,825
Increase in other assets	(801,112)	(239,243)
Increase in other liabilities	467,816	7,798
Net cash provided by operating activities	737,340	(1,153,128)
Cash flows from investing activities:
Purchase of securities available for sale	(73,960,908)	(39,781,851)
Sale of securities available for sale	50,589,418	23,117,461
Purchase of Federal Home Loan Bank stock	(350,400)	(332,600)
Proceeds from principal paydowns on marketable securities available for sale	3,181,676	612,314
Net increase in loans receivable	(74,054,402)	(56,286,845)
Purchase of premises and equipment	(3,134,952)	(330,684)
Net cash used by investing activities	(97,729,568)	(73,002,205)
Cash flows from financing activities:
Net increase in deposits	95,895,806	63,966,126
Net increase (decrease) in short-term borrowings	9,136,261	(36,896)
Payment from stock offering, net	4,718,291	3,231,214
Net cash provided by financing activities	109,750,358	67,160,444
Net increase (decrease) in cash and cash equivalents	12,758,130	(6,994,889)
Cash and cash equivalents at beginning of year	4,346,399	11,341,288
Cash and cash equivalents at end of year	$ 17,104,529	$ 4,346,399
Supplemental disclosure of cash flow information:
Cash paid for interest	$ 4,687,724	$ 2,853,023
Cash paid for income taxes	$ -	$ 500

The accompanying notes are an integral part of the financial statements.

GREATER BUFFALO SAVINGS BANK
Notes to Financial Statements

(1)     Summary of Significant Accounting Policies

Greater Buffalo Savings Bank (the Bank) was chartered as a New York State, shareholder owned savings bank on October 8, 1999. The Bank commenced operations on November 9, 1999, offering a broad range of loan and deposit products to consumer and small business customers in western New York State.

Basis of Presentation

The financial statements include the accounts of the Bank. The accounting principles of the Bank conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Certain prior period amounts have been reclassified to conform to the financial statement presentation of 2002. The Bank does not have reportable operating segments as defined by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information".

Accounting Standards Pronouncements

SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, was issued August 2001. This Statement supercedes SFAS No. 121, Accounting Principle Board Opinion (APB) No. 30, and amends Accounting Research Bulletin (ARB) No. 51. The Statement establishes a single accounting model for long-lived assets to be disposed of by sale and resolve significant implementation issues related to SFAS No. 121. However, this Statement retains fundamental provisions of SFAS No. 121, APB 30, and ARB No. 51. The Statement was effective for the Company beginning on January 1, 2002 and did not have a material impact on the Company's financial statements.

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued by the FASB in November 2002. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No.5, Accounting for Contingencies, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordination interests in Special Purpose Entity (SPE), and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN 45, but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and guarantee, which is based on performance not price. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The requirements of FIN 45 did not have a material impact on the results of operations, financial position or liquidity.

SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, was issued in December 2002, which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The Company currently has no outstanding stock-based employee compensation.

Adoption of Statement of Position No. 01-6 - "Accounting By Certain Entities That Lend To or Finance the Activities of Others"

Effective January 1, 2002, the Bank adopted SOP No. 01-6, which requires the Bank to make additional disclosures relating to the Bank's policies. The adoption of this statement will not have a material impact on the Bank's financial statements.

Statement of Cash Flows

For purposes of the statement of cash flows, the Bank defines cash and cash equivalents as cash and due from banks, interest-bearing deposits in other financial institutions and federal funds sold maturing in less than three months.

Securities Available for Sale

The Bank classifies its debt securities and certain mutual fund investments as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of tax, until realized. The fair value of securities available for sale is estimated utilizing independent pricing services and is based on available market data.

Interest income includes interest earned on securities and the respective amortization of premium or accretion of discount. Amortization or accretion is computed using the straight-line method which approximates the interest rate method.

Loans

Loans are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Unearned income is amortized to income using a method that approximates the interest method.

Allowance for Loan Losses

The allowance for loan losses is management's estimate of probable loan losses inherent in the lending portfolios. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Loan exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses.

The Bank performs periodic reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. An estimated loss percentage is applied to each homogeneous segment, generally consisting of residential mortgage loans, consumer loans and commercial loans. Additionally, an estimated loss percentage is applied to loans that have been classified as substandard, doubtful or as a loss by the Bank. The estimated losses associated with each of these individual components are then accumulated to obtain the total allowance for loan losses.

Nonperforming Loans

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payment of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans that are individually identified as being impaired, are generally classified as non-accrual loans unless well-secured and in the process of collection. Interest accrued but not collected is reversed when a loan is placed in non-accrual status. Interest collections on non-accrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received.

Earnings Per Share

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," the Bank is required to report basic and diluted earnings per share. Net income (loss) per common share is based upon the weighted average number of common shares outstanding during the periods presented. As of December 31, 2002 and 2001, all outstanding stock options have not been considered common stock equivalents because their assumed exercise would be anti-dilutive due to the stock option price being equal to or greater than the fair value of the Bank stock.

Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation, which is calculated on a straight-line basis over the estimated useful lives of the assets. The cost of furniture, fixtures and equipment is being depreciated over periods ranging from three to seven years. The cost of leasehold improvements is being amortized over the terms of the related leases, ranging from seventeen to twenty years or the estimated useful lives of the assets, whichever is less. Construction in progress includes costs associated with the purchase of a parcel of land in Amherst, New York, which closed on October 7, 2002. Construction was initiated on a new branch office in January 2003 with an anticipated completion date of June 2003. Costs associated with this project are expected to total $1.6 million.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Underwriting Costs

Underwriting Costs related to the Bank's secondary offering totaled $3,803 and $60,825 during the years ended December 31, 2002 and 2001, respectively, and were recorded as a reduction of proceeds from stock issuances.

(2)     Securities Available for Sale

The amortized cost, unrealized gains and losses and approximate fair value of securities available for sale at December 31, 2002 and 2001 are summarized as follows:

	Amortized	Unrealized	Unrealized	Fair
December 31, 2002	Cost	Gains	Losses	Value

U.S. government and federal Agencies:
Due from one year to five years	$ 8,556,347	$ 227,934	$ (53)	$ 8,784,228
Due from five to ten years	5,000,000	2,001	-	5,002,001
Mortgage-backed fixed rate
pass-through securities	39,335,869	519,665	(3,057)	39,852,477
Other debt securities:
Due from one to five years	3,069,159	65,473	(47,787)	3,086,845
Total securities available for sale	$ 55,961,375	$ 815,073	$ (50,897)	$ 56,725,551

	Amortized	Unrealized	Unrealized	Fair
December 31, 2001	Cost	Gains	Losses	Value

U.S. government and federal agencies:
Due within one year	$ 499,134	$ 7,919	$ -	$ 507,053
Due from one year to five years	5,571,649	127,498	-	5,699,147
Due from five to ten years	7,507,305	62,596	-	7,569,901
Mortgage-backed fixed rate
pass-through securities	9,341,392	27,226	(27,016)	9,341,602
Other debt securities:
Due from one to five years	1,030,499	30,361	-	1,060,860
Due from five to ten years	2,035,010	60,784	(23,445)	2,072,349
Equity securities:
Mutual funds	9,042,659	-	(32,262)	9,010,397
Total securities available for sale	$ 35,027,648	$ 316,384	$ (82,723)	$ 35,261,309

At December 31, 2002, securities with a book value of $31,688,259 and a fair value of $32,310,174 were pledged to secure the Bank's Treasury Tax and Loan account with the Federal Reserve Bank, short-term borrowings with the Federal Home Loan Bank, United States District Court accounts, the NYS Linked Deposit Program and a $10 million subsidized deposit received from the State of New York.

(3)    Loans

Loans receivable are summarized as follows:

	December 31,	December 31,
	2002	2001
Mortgage loans:
Residential	$109,781,247	$ 53,889,468
Commercial	13,431,483	7,171,256
Total mortgage loans	123,212,730	61,060,724
Commercial loans	6,139,731	2,052,288
Consumer loans:
Home equity	11,996,986	4,711,773
Other	434,136	773,612
Total consumer loans	12,431,122	5,485,385
	141,783,583	68,598,397
Net deferred loan origination costs	1,851,100	1,196,268
Allowance for loan losses	(1,377,000)	(925,000)
	$142,257,683	$ 68,869,665

Nonaccrual and renegotiated loans for which interest has been reduced totaled approximately $821,129 and $42,320 at December 31, 2002 and 2001, respectively. Foregone interest income that would have been recorded under the original terms of such loans totaled $39,419 and $1,421 for the years ended December 31, 2002 and 2001, respectively.

Activity in the allowance for loan losses is summarized as follows:

	Year ended	Year ended
	December 31, 2002	December 31, 2001

Balance at beginning of the period	$ 925,000	$ 92,000
Provision charged to income	470,872	833,825
Charge-off's	(19,585)	(825)
Recoveries	713	-
Balance at end of the period	$ 1,377,000	$ 925,000

Outstanding commitments, consisting of both unused lines-of-credit and commitments to originate new loans totaled $17,279,403 and $15,609,539 at December 31, 2002 and 2001, respectively.

(4)    Premises and Equipment, net

Premises and equipment at December 31, 2002 and 2001 are summarized as follows:

	December 31, 2002	December 31, 2001

Land	$ 400,000	$ -
Buildings and improvements	2,588,453	-
Construction in-process	654,400	1,104,654
Furniture, fixtures and equipment	1,680 619	1,088,456
Leasehold improvements	628,734	628,734
	5,952,206	2,821,844
Less accumulated depreciation and amortization	644,286	372,055
	$ 5,307,920	$ 2,449,839

Depreciation expense was $276,871 and $220,427 for the years ended December 31, 2002 and 2001, respectively.

At December 31, 2002, the Bank was obligated under four operating leases for office space in Buffalo, West Seneca, Kenmore and North Tonawanda, New York through October 2009, June 2010, November 2007 and July 2013, respectively (the West Seneca lease contains a cancellation clause, exercisable by the Bank after five years in consideration of a termination fee of either $75,000 or $100,000, based on branch deposits at that time). Net rent expense under these operating leases, included in occupancy expense, was $153,169 and $131,412 for the years ended December 31, 2002 and 2001, respectively.

The projected minimum rental payments under the terms of the leases at December 31, 2002 are as follows:

Years Ending	Noncancelable	Cancelable
December 31	Amount	Amount

2003	$ 98,070	$ 67,500
2004	100,169	72,500
2005	103,716	87,500
2006	103,968	100,000
2007	102,708	100,000
2008 and thereafter	298,471	250,000
	$ 807,102	$ 677,500

(5)    Other Assets

Other assets at December 31, 2002 and 2001 are summarized as follows:

	December 31, 2002	December 31, 2001

Deferred tax asset	$ 1,010,781	$ 1,280,127
Accrued interest and dividends	818,351	546,504
Accounts receivable	467,620	2,664
Prepaid expenses	94,105	77,547
Real estate owned	58,050	-
Other	56,276	8,525
	$ 2,505,183	$ 1,915,367

(6)    Deposits

Deposits at December 31, 2002 are summarized as follows:
	Weighted
	Average Rate	Amount	Percent
Demand and NOW accounts,
including non-interest-bearing deposits of
$7,121,404	0.71%	$21,955,121	11.14%
Money market	1.59	12,465,915	6.33
Passbook savings	2.95	110,195,455	55.93
		144,616,491	73.40
Certificates of deposit	2.93	52,412,418	26.60
		$197,028,909	100.00%

Deposits at December 31, 2001 are summarized as follows:

	Weighted
	Average Rate	Amount	Percent
Demand and NOW accounts,
including non-interest-bearing deposits of
$5,393,116	0.91%	$15,055,053	14.88%
Money market	2.24	25,004,874	24.73
Passbook savings	2.97	9,000,930	8.90
		49,060,857	48.51
Certificates of deposit	4.79	52,072,246	51.49
		$101,133,103	100.00%

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002, 2001 and 2000 was $20,561,681, $13,451,529 and $6,341,603, respectively.

At December 31, 2002, scheduled maturities of certificates of deposit are as follows:
Due within 12 months	$ 31,877,804
Due between 12 and 24 months	9,387,522
Due between 24 and 36 months	2,817,932
Due between 36 and 60 months	8,329,160
$ 52,412,418

Interest expense on deposits is summarized as follows:

	Year ended	Year ended
	December 31, 2002	December 31, 2001

Demand and NOW	$ 140,587	$ 141,529
Money market	326,382	548,531
Passbook savings	1,786,727	147,060
Certificates of deposit	2,422,220	2,016,554
	$ 4,675,916	$ 2,853,674

(7)    Short-term Borrowings

At December 31, 2002, short-term borrowings consisted of two 30-day loans due the Federal Home Loan Bank totaling $9,005,000 at 1.39% and $134,501 of Treasury Tax and Loan deposits through the Bank's Federal Reserve Bank account. At December 31, 2001, short-term borrowings were $3,240 and consisted entirely of Treasury Tax and Loan deposits through the Bank's Federal Reserve Bank account.

(8)     Income Taxes

The components of the provision (benefit) for income taxes are as follows:
	Year ended	Year ended
	December 31, 2002	December 31, 2001
Current:
Federal	$ -	$ -
State	-	500
Total current	-	500
Deferred:
Federal	$ 287,445	$ (511,600)
State	(225,000)	(73,507)
Total deferred	62,445	(585,107)
	$ 62,445	$ (584,607)

Income tax expense attributable to income from operations in 2002 differs from the expected tax expense (computed by applying the combined Federal and state tax rate of 39% to income before income taxes) as follows:

	Year ended	Year ended
	December 31, 2002	December 31, 2001

Expected tax expense	$ 338,091	$ (586,874)

Increase (decrease) attributable to:

Federal rehabilitation investment credit	(180,647)
New York State tax credits	(63,108)
Other	(31,891)	2,267
	$ 62,445	$ (584,607)

A summary of the components of the net deferred income tax assets (included in other assets) is as follows:

	December 31, 2002	December 31, 2001

Deferred tax assets:
Net operating loss carryforward	$ 1,591,327	$ 1,525,836
Loan loss	420,153	285,396
Federal rehabilitation investment credit	180,647	-
New York State tax credits	63,108	-
Organization and start up costs	48,538	71,313
Other	37,717	12,582
	2,341,490	1,895,127
Deferred tax liabilities:
Deferred loan origination fees	(846,054)	(379,485)
Unrealized investment gains	(317,878)	(103,710)
State deferred taxes	(93,578)	-
Other	(73,198)	(131,805)
	(1,330,709)	(615,000)
Net deferred tax asset	$ 1,010,781	$ 1,280,127

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized, in income, in the period that includes the enactment date. The income tax benefit for the presented period is different from that which would be obtained by applying the statutory federal income tax rate to income before taxes due primarily to state tax credits, net of applicable federal income tax benefit.

No reserve has been established against this asset as our management believes that it is more likely than not that the deferred tax asset will be realized through future taxable earnings or alternative tax strategies. The state tax credits have an unlimited carryforward period. Net operating loss carryforwards begin to expire in 2019. The federal rehabilitation investment credit will expire in 2020.

(9)     Comprehensive Income

The Bank follows Financial Accounting Standards Board ("FASB") Statement No. 130, "Reporting Comprehensive Income" (Statement 130) for reporting comprehensive income. Comprehensive income as defined by Statement 130, is the change in equity of a business enterprise during a reporting period from transaction and other events and circumstances from non-owner sources. In addition to the Bank's net loss, the change in equity components under comprehensive income reporting include the net change in unrealized gain or loss on securities available for sale.

For the year ended December 31, 2002:
Tax
	Pre-tax	(Expense)	Net
	Amounts	Benefits	Amount
Unrealized holding gains arising during period	$ 1,441,714	$ (562,269)	$ 879,445
Less: reclassification adjustment for net gains
included in net income	(911,199)	355,368	(555,831)
Net unrealized gains arising during period	$ 530,515	$ (206,901)	$ 323,614

For the year ended December 31, 2001:
Tax
	Pre-tax	(Expense)	Net
	Amounts	Benefits	Amount
Unrealized holding gains arising during period	$ 342,050	$ (129,943)	$ 212,107
Less: reclassification adjustment for net gains
included in net loss	(492,454)	192,057	(300,397)
Net unrealized losses arising during period	$ (150,404)	$ 62,114	$ (88,290)

(10)     Employee Benefit Plans

During 2000 the Bank adopted a defined contribution plan covering substantially all employees. The plan provides for a salary deferral arrangement, pursuant to section 401(k) of the Internal Revenue Code as contributions to a savings plan. The plan provides for an annual contribution by the Bank of 3% of an employee's total salary, and one-half dollar for every dollar an employee contributes to the plan, up to an additional 6% of total salary. The amount charged to expense related to the plan was $66,535 and $38,537 during the years ended December 31, 2002 and 2001, respectively.

(11)     Stock Option Plan

Options are available for issuance under the Bank's 2000 and 2002 Stock Option Plans. Under these plans, the Bank may grant non-qualified stock options to directors and founders at an exercise price equal to 100% of market price as determined by the Board of Directors, and incentive stock options to officers and other key employees at an exercise price not less that 100% of market price as determined by the Board of Directors. Generally, the options granted to founders and directors of the Bank vest immediately. Options granted to officers and employees vest over a five-year period. All options expire ten years from the date of grant.

The 2000 and 2002 Stock Option Plans authorize the grant of options for up to 180,000 and 200,000 shares of the Bank's Common stock, respectively

The following table summarizes the plan's activity for the years ended December 31, 2001 and 2002:

		Weighted
	Options	Average
	Outstanding	Exercise Price
Balance at December 31, 2000	116,000	-
Granted	31,700	$ 10.00
Forfeited	(2,750)	10.00
Balance at December 31, 2001	144,950	10.00
Granted	49,050	10.00
Forfeited	(6,000)	10.00
Balance at December 31, 2002	188,000	$ 10.00
Exercisable at December 31, 2002	111,840	$ 10.00

Options outstanding at December 31, 2002 had a weighted average remaining life of 8.07 years compared to 8.66 years at December 31, 2001. The Bank applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock option plans. Accordingly, no compensation expense is charged to earnings for options that have an exercise price at least equal to 100% of the fair market value of the stock at the date of grant.

Had compensation expense for stock option awards been determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", the Bank's pro forma net income for the year ended December 31, 2002 would have been $745,895 and loss for the year ended December 31, 2001 would have been $1,035,389. Total compensation expense would have been $121,004 and $115,190 for the years ended December 31, 2002 and 2001, respectively. In estimating the fair value of the granted stock options, the Bank used the minimum value method. At December 31, 2002, the fair value per option was determined to be $3.11 assuming a risk-free interest rate of 4.0% and a zero dividend rate. At December 31, 2001, the fair value per option was determined to be $3.71 assuming a risk-free interest rate of 5.09% and a zero dividend rate.

(12)    Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used by the Bank to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate their fair value due to their short-term nature.

Investment Securities Available for Sale

As discussed in Note 1, the fair value of such securities is estimated utilizing independent pricing services and is based on available market data. Investment securities available for sale at December 31, 2002 and 2001 are carried on the Statement of Condition at estimated fair value.

Loans

The fair value of loans receivable is estimated using a discounted cash flow analysis, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

The following table presents the carrying value and estimated fair value of loans at December 31, 2002 and 2001.
December 31, 2002	Carrying value	Fair value
Residential mortgage	$ 109,781,247	$ 116,192,570
Commercial mortgage	13,431,483	13,603,860
Commercial loans	6,139,731	6,208,670
Consumer loans	12,431,122	12,431,121
Total	$ 141,783,583	$ 148,436,221

December 31, 2001	Carrying value	Fair value
Residential mortgage	$ 53,889,468	$ 54,868,670
Commercial mortgage	5,297,798	5,356,696
Commercial loans	3,925,746	4,029,356
Consumer loans	5,485,385	5,494,956
Total	$ 68,598,397	$ 69,749,678

Deposits

The fair values for demand and NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The estimated fair value of the Bank's certificates of deposits approximated $53,101,741 and $53,457,382 at December 31, 2002 and 2001, respectively.

Short-term Borrowing

Due to the near maturity of the short-term borrowing, the Bank estimates the fair value of such borrowings to approximate the carrying value at December 31, 2002 and 2001.

Commitments to Extend Credit and Letters of Credit

The Bank was a party to financial instruments with off-balance sheet risk at December 31, 2002 and 2001. Such financial instruments consist of commitments to extend permanent financing and letters of credit. If the options are exercised by the prospective borrowers, these financial instruments will become interest-earning assets of the Bank. If the options expire, the Bank retains any fees paid by the counterparty in order to obtain the commitment or guarantee. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements. The fair value of these off-balance sheet items at December 31, 2002 and 2001, approximates the recorded amounts of the related fees, which are not considered material.

(13)     Related Party Transactions

At December 31, 2002 and 2001, loans receivable from executive officers, directors and principal shareholders totaled $1,305,180 and $727,303, respectively. Corresponding interest income on these loans amounted to $71,589 and $16,673, respectively.

At December 31, 2002, approximately $15,716,794 or 8.0% of total deposits were from executive officers, directors and principal shareholders. At December 31, 2001, approximately $15,406,891 or 15.2% of total deposits were from executive officers, directors and principal shareholders. Interest paid on related party deposits totaled $329,758 and $204,546 for the years ended December 31, 2002 and 2001, respectively.

(14)     Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, the Bank meets all capital adequacy requirements to which it is subject.

The Bank's actual capital amounts and ratios as of December 31, 2002 and 2001 are presented in the following tables:

					To be well
					capitalized under
			For capital		prompt corrective
	Actual		Adequacy purposes		action provisions
December 31, 2002	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total risk-based capital
(to risk-weighted
assets)	$ 17,503,414	13.6%	$10,296,126	8.0%	$ 12,870,157	10.0%
Tier 1 capital
(to risk-weighted
assets)	16,126,414	12.6%	5,119,497	4.0%	7,679,245	6.0%
Tier 1 capital
(to average assets)	16,126,414	7.7%	8,377,358	4.0%	10,471,697	5.0%

December 31, 2001

Total risk-based capital
(to risk-weighted
assets)	$ 11,111,616	16.2%	$ 5,487,218	8.0%	$ 6,859,022	10.0%
Tier 1 capital
(to risk-weighted
assets)	10,239,616	15.0%	2,730,564	4.0%	4,095,849	6.0%
Tier 1 capital
(to average assets)	10,239,616	10.2%	4,015,536	4.0%	5,019,420	5.0%

There have been no cash dividends paid by the Bank since inception (October 8, 1999). The Bank would require approval from the New York State Banking Department superintendent to declare dividends in any year that those dividends would exceed net profits for that year, combined with its retained net profits of the preceding two years, less any required transfer to surplus.

GREAT LAKES BANCORP, INC.
Consolidated Statements of Condition

	September 30, 2003	December 31, 2002
Assets	(Unaudited)
Cash and cash equivalents:
Cash and due from banks	$ 4,412,474	$ 3,518,565
Interest-bearing deposits in other financial institutions	3,906,485	13,585,964
Total cash and cash equivalents	8,318,959	17,104,529
Securities:
Available for sale, at fair value	125,299,978	56,725,551
Held to maturity, at cost	2,000,000	-
Federal Home Loan Bank stock, at cost	1,580,800	683,000
Loans, net of allowance for loan losses	197,399,512	142,257,683
Premises and equipment, net	7,015,517	5,307,920
Other assets	2,513,038	2,505,183
Total assets	$ 344,127,804	$ 224,583,866

Liabilities and Shareholders' Equity
Liabilities:
Deposits	306,046,802	197,028,909
Short-term borrowings	14,094,563	9,139,501
Long-term debt	5,000,000	-
Other liabilities	847,086	812,114
Total liabilities	325,988,451	206,980,524

Shareholders' equity:
Common stock - voting, $0.001 par value, 20,000,000 shares authorized,
1,961,620 shares issued and outstanding at September 30, 2003	1,962	-
Common stock - voting, $5.00 par value, 5,000,000 shares authorized,
1,961,620 shares issued and outstanding at December 31, 2002	-	9,808,100
Class B Common stock - non-voting, $0.001 par value, 5,000,000 shares
Authorized, 115,750 shares issued and outstanding at September 30, 2003	116	-
Class B Common stock - non-voting, $5.00 par value, 1,000,000 shares
Authorized, 115,750 shares issued and outstanding at December 31, 2002	-	578,750
Additional paid-in capital	18,622,473	8,237,701
Accumulated deficit	(536,517)	(1,487,356)
Accumulated other comprehensive income, net	51,319	466,147
Total shareholders' equity	18,139,353	17,603,342
Total liabilities and shareholders' equity	$ 344,127,804	$ 224,583,866

The accompanying notes are an integral part of the consolidated financial statements.

GREAT LAKES BANCORP, INC.
Consolidated Statements of Operations (Unaudited)

	Three months		Nine months
	ended September 30,		ended September 30,
	2003	2002	2003	2002
Interest income:
Loans	$ 2,603,171	$ 1,841,663	$ 7,335,323	$ 4,867,999
Securities	937,541	560,062	2,207,507	1,323,419
Interest-bearing deposits and federal funds sold	40,660	74,540	121,790	145,375
Total interest income	3,581,372	2,476,265	9,664,620	6,336,793
Interest expense:
Deposits	1,554,845	1,326,559	4,516,038	3,272,048
Short-term borrowings	13,251	271	26,005	10,759
Long-term debt	4,484	-	4,484	-
Total interest expense	1,572,580	1,326,830	4,546,527	3,282,807
Net interest income	2,008,792	1,149,435	5,118,093	3,053,986
Provision for loan losses	97,000	70,619	249,947	297,619
Net interest income after provision for loan losses	1,911,792	1,078,816	4,868,146	2,756,367
Noninterest income:
Net gain on sale of securities	135,644	311,659	489,448	461,537
Realized gain on sale of loans	-	-	63,862	-
Other operating income	188,171	59,124	440,188	164,702
Total noninterest income	323,815	370,783	993,498	626,239
Noninterest expenses:
Salaries and employee benefits	800,169	577,501	2,004,636	1,471,197
Occupancy, equipment and furnishings	260,889	158,814	720,340	458,354
Data processing and operations	155,490	117,007	450,863	332,453
Printing, postage and supplies	94,707	45,740	244,694	150,040
Professional services	69,938	36,300	249,802	107,513
Advertising	79,649	60,000	207,547	180,000
Other operating expenses	214,047	68,748	449,925	187,648
Total noninterest expenses	1,647,889	1,064,110	4,327,807	2,887,205
Income before income taxes	587,718	385,489	1,533,837	495,401
Income tax provision	213,874	150,341	582,998	193,207
Net income	$ 373,844	$ 235,148	$ 950,839	302,194
Net income per share - basic and diluted	$ 0.18	$ 0.11	$ 0.46	$ 0.15
Weighted average number of common shares outstanding -
basic and diluted	2,077,370	2,077,370	2,077,370	2,010,360

The accompanying notes are an integral part of the consolidated financial statements.

GREAT LAKES BANCORP, INC.
Consolidated Statements of Shareholders' Equity (Unaudited)
Nine months ended September 30, 2002 and 2003

					Accumulated
		Class B	Additional		other		Total
	Common	Common stock	paid-in	Accumulated	comprehensive	Subscriptions	shareholders'
	stock - voting	Non-voting	capital	Deficit	income	receivable	equity

Balances at December 31, 2001	$ 9,808,100	$ 578,750	$ 8,241,504	$ (2,354,255)	$ 142,533	$ (4,722,094)	$ 11,694,538

Issuance of 517,625 shares of
Common stock - voting	-	-	-	-	-	4,270,406	4,270,406

Issuance of 54,750 shares of Class B
Common stock - non-voting	-	-	-	-	-	451,688	451,688

Payment of underwriting costs	-	-	(3,803)	-	-	-	(3,803)

Comprehensive income:
Net income	-	-	-	302,194	-	-	302,194
Other comprehensive income, net of tax:
Unrealized gains on securities, net
of reclassification adjustment	-	-	-	-	567,271	-	567,271
Total comprehensive income	-	-	-	-	-	-	869,465
Balances at September 30, 2002	$ 9,808,100	$ 578,750	$ 8,237,701	$ (2,052,061)	$ 709,804	$ -	$ 17,282,294

Balances at December 31, 2002	$ 9,808,100	$ 578,750	$ 8,237,701	$ (1,487,356)	$ 466,147	$ -	$ 17,603,342

Reorganization - Great Lakes Bancorp, Inc.
exchanges all outstanding GBSB shares,
one-for-one; par value reduced from
$5.00 per share to $0.001 per share	(9,806,138)	(578,634)	10,384,772	-	-	-	-

Comprehensive income:
Net income	-	-	-	950,839	-	-	950,839
Other comprehensive income, net of tax:
Unrealized losses on securities, net
of reclassification adjustment	-	-	-	-	(414,828)	-	(414,828)
Total comprehensive income	-	-	-	-	-	-	536,011

Balances at September 30, 2003	$ 1,962	$ 116	$ 18,622,473	$ (536,517)	$ 51,319	$ -	$ 18,139,353

The accompanying notes are an integral part of the consolidated financial statements.

GREAT LAKES BANCORP, INC.
Consolidated Statements of Cash Flows (Unaudited)
	Nine months ended	Nine months ended
	September 30, 2003	September 30, 2002

Cash flows from operating activities:
Net income	$ 950,839	$ 302,194
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation, amortization and accretion	1,212,658	261,757
Deferred income tax expense	584,476	193,207
Realized gain on sale of securities	(489,448)	(477,863)
Realized loss on sale of securities	-	16,325
Realized gain on sale of loans	(63,862)	-
Provision for loan losses	249,947	297,619
Increase in other assets	(325,756)	(220,883)
Increase (decrease) in other liabilities	34,972	(2,778)
Net cash provided by operating activities	2,153,826	369,578
Cash flows from investing activities:
Purchases of securities available for sale	(115,042,026)	(45,115,261)
Purchases of securities to be held to maturity	(2,000,000)	-
Proceeds from sales of securities available for sale	10,375,144	18,888,775
Proceeds from maturities and calls of securities available for sale	17,000,000	3,500,000
Proceeds from principal paydowns on securities available for sale	18,345,477	599,093
Purchase of Federal Home Loan Bank stock	(897,800)	(350,400)
Net increase in loans receivable	(55,679,534)	(49,823,682)
Purchase of premises and equipment	(2,013,612)	(1,336,293)
Net cash used by investing activities	(129,912,351)	(73,637,768)
Cash flows from financing activities:
Net increase in deposits	109,017,893	75,971,850
Net increase in short-term borrowings	4,955,062	243,230
Proceeds from long-term borrowings	5,000,000	-
Payment from stock offering, net	-	4,718,291
Net cash provided by financing activities	118,972,955	80,933,371
Net (decrease) increase in cash and cash equivalents	(8,785,570)	7,665,181
Cash and cash equivalents at beginning of period	$ 17,104,529	$ 4,346,399
Cash and cash equivalents at end of period	$ 8,318,959	$ 12,011,580
Supplemental disclosure of cash flow information:
Cash paid for interest	$ 4,443,652	$ 3,284,286
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1.)     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying September 30, 2003 consolidated financial statements include the accounts of Great Lakes Bancorp, Inc. (the "Company") and its wholly owned subsidiary, Greater Buffalo Savings Bank (the "Bank") after elimination of all material intercompany accounts and transactions. These consolidated statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim consolidated financial information and with the instructions for Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2003 (unaudited) are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. Certain amounts in the financial statements for the nine-month period ended September 30, 2002 have been reclassified to conform to the consolidated financial statement presentation for the nine-month period ended September 30, 2003.

Great Lakes Bancorp, Inc. is a single-bank holding company, formed by a majority vote of the shareholders of Greater Buffalo Savings Bank in April 2003. Each shareholder of the Bank received one share of Great Lakes Bancorp, Inc. stock in a one-for-one exchange. Great Lakes Bancorp, Inc. emerged from the transaction as sole owner of the bank. One advantage of the holding company structure is to provide greater flexibility in future capital raising efforts.

The financial statement information for the year ended December 31, 2002 includes the accounts of Greater Buffalo Savings Bank. For further information, refer to the Bank's Annual Report on Form 10-KSB for the year ended December 31, 2002 (filed with the Federal Deposit Insurance Corporation), which includes audited financial statements and footnotes as of and for the years ended December 31, 2002 and 2001.

Accounting Standards Pronouncements

SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, was issued August 2001. This Statement supercedes SFAS No. 121, Accounting Principle Board Opinion (APB) No. 30, and amends Accounting Research Bulletin (ARB) No. 51. The Statement establishes a single accounting model for long-lived assets to be disposed of by sale and resolve significant implementation issues related to SFAS No. 121. However, this Statement retains fundamental provisions of SFAS No. 121, APB 30, and ARB No. 51. The Statement was effective for the Company beginning on January 1, 2002 and did not have a material impact on the Company's financial statements.

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued by the FASB in November 2002. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No.5, Accounting for Contingencies, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordination interests in Special Purpose Entity (SPE), and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN 45, but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and guarantee, which is based on performance not price. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The requirements of FIN 45 did not have a material impact on the results of operations, financial position or liquidity.

SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, was issued in December 2002, which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The Company currently has no outstanding stock-based employee compensation.

Earnings Per Share

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," the Company is required to report basic and diluted earnings per share. Net income per common share is based upon the weighted average number of common shares outstanding during the periods presented. As of September 30, 2003 and September 30, 2002, all outstanding stock options have not been considered common stock equivalents because their assumed exercise would be anti-dilutive due to the stock option price being equal to or greater than the fair value of the Company stock.

Revenue Recognition

Our primary source of revenue is interest income from loans and securities and is recognized in the period in which it is earned. Revenue is recognized on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(2.)     Securities

Investments in securities are classified as trading, available for sale or held to maturity. The amortized cost and approximate fair value of securities at September 30, 2003 (unaudited) and December 31, 2002 are summarized as follows:

September 30, 2003	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Securities available for sale:
US government and federal
Agencies:
Due within one year	$ 499,536	$ 21,714	$ -	$ 521,250
Due from one to five years	2,000,000	10,842	-	2,010,842
Due from five to ten years	5,929,125	55,329	-	5,984,454
Due after ten years	21,935,412	77,493	(389,222)	21,623,683
Mortgage-backed fixed rate pass-
through securities	87,888,275	577,236	(441,265)	88,024,246
Other debt securities:
Due within one year	1,002,894	30,415	-	1,033,309
Due from one to five years	4,786,278	136,740	-	4,923,018
Due from five to ten years	1,175,684	3,492	-	1,179,176
Total securities available for sale	$125,217,204	$ 913,261	$ (830,487)	$ 125,299,978

September 30, 2003	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Securities to be held to maturity:

Other debt securities:
Due after ten years	$ 2,000,000	$ -	$ (12,500)	$ 1,987,500
Total securities to be held to maturity	$ 2,000,000	$ -	$ (12,500)	$ 1,987,500

December 31, 2002	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Securities available for sale:

U.S. government and federal
agencies:
Due from one year to five years	$ 8,556,347	$ 227,934	$ (53)	$ 8,784,228
Due from five to ten years	5,000,000	2,001	-	5,002,001
Mortgage-backed fixed rate pass-
through securities	39,335,869	519,665	(3,057)	39,852,477
Other debt securities:
Due from one to five years	3,069,159	65,473	(47,787)	3,086,845
Total securities available for sale	$ 55,961,375	$ 815,073	$ (50,897)	$ 56,725,551

At September 30, 2003, securities with a book value of $43,967,019 and a fair value of $44,033,179 were pledged to secure the Bank's short-term borrowings with the Federal Home Loan Bank, Treasury Tax and Loan account with the Federal Reserve Bank, United States District Court accounts, the NYS Linked Deposit Program and subsidized and unsubsidized deposits received from the State of New York.

There were no securities to be held to maturity at December 31, 2002.

(3.)     Loans

Loans receivable consist of the following:
	September 30, 2003	December 31, 2002
	(Unaudited)

Residential mortgages	$ 151,617,762	$ 109,781,247
Commercial loans	26,353,502	19,571,214
Consumer loans	18,063,427	12,431,122
	196,034,691	141,783,583
Net deferred loan origination costs	2,988,821	1,851,100
Allowance for loan losses	(1,624,000)	(1,377,000)
Loans, net	$ 197,399,512	$ 142,257,683

Outstanding commitments, consisting of both unused lines-of-credit and commitments to originate new loans totaled $38,859,748 and $17,279,403 at September 30, 2003 and December 31, 2002 respectively. There are no loans held for sale at the end of either period.

(4.)     Allowance for Loan Losses

Activity in the allowance for loan losses is summarized as follows:
	September 30, 2003	December 31, 2002
	(Unaudited)

Balance at beginning of the period	$ 1,377,000	$ 925,000
Provision charged to income	249,947	470,872
Charge-off's	(3,195)	(19,585)
Recoveries	248	713
Balance at end of the period	$ 1,624,000	$ 1,377,000

(5.)     Deposits

Deposits at September 30, 2003 (unaudited) and December 31, 2002 are summarized as follows:

	Weighted
	Average
	Rate	Amount	Percent
Demand and NOW accounts, including non-interest
bearing deposits of $10,482,008	0.53%	$ 26,479,288	8.65%
Money market	1.35	8,305,857	2.71
Passbook savings	2.00	211,576,409	69.13
		246,361,554	80.49
Certificates of deposit	2.41	59,685,248	19.51

Total deposits at September 30, 2003		$ 306,046,802	100.00%

	Weighted
	Average
	(2) Rate	Amount	Percent
Demand and NOW accounts, including non-interest
bearing deposits of $7,121,404	0.71%	$ 21,955,121	11.14%
Money market	1.59	12,465,915	6.33
Passbook savings	2.95	110,195,455	55.93
		144,616,491	73.40
Certificates of deposit	2.93	52,412,418	26.60

Total deposits at December 31, 2002		$ 197,028,909	100.00%

Scheduled maturities of certificates of deposit are as follows:
September 30,
2003 (Unaudited)

Due within three months	$ 26,213,266
Due between three months and twelve months	15,283,408
Due between one year and three years	15,265,098
Due between three and five years	2,886,113
Due between five and ten years	37,363
$ 59,685,248

Certificates of deposit issued in amounts of $100,000 or more amounted to $31,990,431 and $20,561,681 at September 30, 2003 (unaudited) and December 31, 2002 respectively.

(6.)     Short-term Borrowings

At September 30, 2003, short-term borrowings consisted of three 30-day loans due the Federal Home Loan Bank totaling $14,020,000 at rates ranging from 1.12% to 1.14% and $74,563 of Treasury Tax and Loan deposits through the Bank's Federal Reserve Bank account. At December 31, 2002, short-term borrowings consisted of two 30-day loans due the Federal Home Loan Bank totaling $9,005,370 at 1.39% and $134,131 of Treasury Tax and Loan deposits through the Bank's Federal Reserve Bank account.

(7.)     Long-term Debt

In September 2003, Great Lakes Bancorp, Inc. borrowed $5,000,000 from Fifth Third Bank pursuant to a term loan transaction. The net proceeds from this loan were contributed to the capital of the Bank. This loan is evidenced by a five-year note that provides for interest only payments during the first two years at LIBOR plus 3% and quarterly payments of $416,667 of principal thereafter until maturity, when the remaining principal balance and all other unpaid obligations under the note are due and payable. The term loan is secured by a pledge of all outstanding capital stock of the Bank.

(8.)     Comprehensive Income

The Company follows Financial Accounting Standards Board ("FASB") Statement No. 130, "Reporting Comprehensive Income" (Statement 130) for reporting comprehensive income. Comprehensive income as defined by Statement 130, is the change in equity of a business enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. In addition to the Company's net income, change in equity components under comprehensive income reporting include the net change in unrealized gain or loss on securities available for sale.

Net unrealized holding losses for the nine months ended September 30, 2003 (unaudited) are summarized as follows:
	Pre-tax	Tax (Expense)	Net
	Amounts	Benefits	Amount
Unrealized holding losses arising during period	$(1,170,850)	$ 458,053	$ (712,797)
Less: reclassification adjustment for net gains
included in net income	(489,448)	191,479	(297,969)
Net unrealized holding losses arising during period	$ (681,402)	266,574	$ (414,828)

Net unrealized holding gains for the nine months ended September 30, 2002 (unaudited) are summarized as follows:

	Pre-tax	Tax (Expense)	Net
	Amounts	Benefits	Amount
Unrealized holding gains arising during period	$ 1,391,488	$ (461,537)	$ 929,951
Less: reclassification adjustment for net gains
included in net income	(461,537)	98,857	(362,680)
Net unrealized holding gains arising during period	$ 929,951	$ (362,680)	$ 567,271

(9.)     Stock Options

For stock options issued to employees, officers and directors, the Company has adopted the disclosure-only provisions of SFAS 123 and, accordingly, does not recognize compensation cost for stock option grants under fixed awards. SFAS 148, "Accounting for Stock Based Compensation - Transition and Disclosure", requires the Company to disclose in its interim consolidated financial statements the impact if the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS 123. The impact on net income and income per share would have been as follows:
	Nine months ended	Nine months ended
	September 30, 2003	September 30, 2002

Net income, as reported	$ 950,839	$ 302,194
Total stock based employee compensation expense
determined under the fair value method for all	(69,283)	(66,229)
awards, net of tax

Net income, pro forma	$ 881,556	$ 235,965

Net income per share, as reported - basic and diluted	$ 0.46	$ 0.15

Net income per share, pro forma - basic and diluted	$ 0.42	$ 0.11

No compensation expense was recorded in the nine-month period ended September 30, 2003 or 2002 for stock options granted to employees, officers or directors.

ANNEX A

GREAT LAKES BANCORP, INC.

COMMON STOCK SUBSCRIPTION AGREEMENT

                I have received the Prospectus (the "Prospectus") dated ______, 2003, of Great Lakes Bancorp, Inc. ("Bancorp"), and, subject to the terms and conditions of the Prospectus, subscribe for the number of shares of common stock of Bancorp (the "Common Stock"), shown below. I know that I may either pay for the subscribed shares when I submit my subscription agreement, or upon receipt of a confirmation from Bancorp. I understand that I will receive a separate confirmation for any over-subscription shares that I subscribe for and that are allotted to me.   If Bancorp does not receive my full payment within ___ days of the mailing of any confirmation to me, my rights pursuant to this offering will be automatically terminated and I will not be able to purchase any shares in this offering. All payments will be made in United States dollars in cash or by check, draft or money order payable to "Great Lakes Bancorp, Inc."

Completed Subscription Form and Payment Must Be Returned To:

GREAT LAKES BANCORP, INC.

2421 Main Street

Buffalo, New York 14214

Acknowledgements and Representations

In connection with this subscription, I acknowledge and agree that:
(1)	I may not cancel, terminate, or revoke this subscription. Upon acceptance by Bancorp, the Subscription Agreement will be binding and legally enforceable. This subscription can only be accepted by the President and Chief Executive Officer of Bancorp. No other person has authority to accept or reject a subscription on behalf of Bancorp.

(2)	Bancorp may accept this subscription, in whole or in part, if the issuance of shares to me pursuant to this Subscription Agreement will require prior clearance or approval from any state or Federal banking authority and such clearance or approval has not been obtained prior to the Expiration Date defined in the Prospectus. If this subscription is accepted in part, I agree to purchase the accepted number of shares subject to all of the terms of this offer.

(3)	Payments to Bancorp for the subscribed shares will not be held in escrow.
(4)	Bancorp may cancel this subscription at any point prior to the purchased shares being issued.
(5)	Bancorp will not accept any subscription for less than 100 shares.
(6)	If this subscription is canceled by Bancorp, in whole or in part, Bancorp will return the money I paid to Bancorp for the subscribed shares. I will not receive interest on my refunded money.
(7)	The shares of Common Stock I am purchasing are equity securities and are not savings accounts or deposits, and my INVESTMENT IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.
(8)	I may not assign or transfer my rights to purchase Common Stock in this offering to anyone, except with the written consent of Bancorp.
(9)	Certificates will be delivered by first class mail to the address set forth below.

(10)	I have received a copy of the Prospectus, and acknowledge that my decision to purchase Common Stock is made solely on the basis of the information contained in the Prospectus and is not made in reliance on any inducement, representation or statement not contained in the Prospectus.

I wish to subscribe for the following shares of Common Stock:

(1)    Number of Shares I want to buy is

_______ Shares x $9.00 = $_______________.

(2)    Number of Over-Subscription Shares I want to buy is

_______ Shares x $9.00 = $_______________.

Total Amount of Subscription

(1) + (2) = $______________.

My payment of that amount is [ ] enclosed [ ] not enclosed. If enclosed, please make check out to Great Lakes Bancorp, Inc.

*If this amount is more or less than the correct amount for the number of shares shown or as to which the subscription is accepted, I want to buy as many shares as this amount will buy at $9.00 per share.

(Name(s) in which stock certificates should be registered**)

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(Street Address)

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(City/State/Zip Code)

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(Social Security or Employer I.D. No.)

(     )                                         (    )

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(Home Telephone No.)         (Business Telephone No.)

**Unless otherwise indicated, stock certificates for shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

SUBSTITUTE W-9

Under the penalties of perjury, I certify that: (1) the Social Security number or taxpayer identification number given above is correct; and (2) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT #2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

Subscriber:

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(Signature)                                                                                         (Date)

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(Signature)                                                                                         (Date)

If shares are to be held in joint ownership, all intended joint owners should sign this Agreement.

ANNEX B

GREAT LAKES BANCORP, INC.

CLASS B COMMON STOCK SUBSCRIPTION AGREEMENT

                I have received the Prospectus (the "Prospectus") dated ______, 2003, of Great Lakes Bancorp, Inc. ("Bancorp") and subject to the terms and conditions of the Prospectus, subscribe for the number of shares of Class B common stock of Bancorp (the "Class B Common Stock"), shown below. I know that I may either pay for the subscribed shares when I submit my subscription agreement, or upon receipt of a confirmation from Bancorp after this offering is terminated. I understand that I will receive a separate confirmation for any over-allotment shares that I subscribe for and that are allotted to me.  If Bancorp does not receive my full payment within ___days of the mailing of any confirmation to me, my rights pursuant this offering will be automatically terminated and I will not be able to purchase any shares in this offering. All payments will be made in United States dollars in cash or by check, draft or money order payable to "Great Lakes Bancorp, Inc."

Completed Subscription Form and Payment Must Be Returned To:

GREAT LAKES BANCORP, INC.

2421 Main Street

Buffalo, New York 14214

Acknowledgements and Representations

                In connection with this subscription, I acknowledge and agree that:
(1)	I may not cancel, terminate or revoke this subscription. Upon acceptance by Bancorp, the Subscription Agreement will be binding and legally enforceable. This subscription can only be accepted by the President and Chief Executive Officer of Bancorp. No other person has authority to accept or reject a subscription on behalf of Bancorp.

(2)	Bancorp may accept this subscription, in whole or in part, if, the issuance of shares to me pursuant to this Subscription Agreement will require prior clearance or approval from any state or Federal banking authority and such clearance or approval has not been obtained prior to the Expiration Date defined in the Prospectus. If this subscription is accepted in part, I agree to purchase the accepted number of shares subject to all of the terms of this offer.

(3)	Payments to Bancorp for the subscribed shares will not be held in escrow.
(4)	Bancorp may cancel this subscription at any point prior to the purchased shares being issued.
(5)	Bancorp will not accept any subscription for less than 100 shares.
(6)	If this subscription is canceled by Bancorp in whole or in part, Bancorp will return the money I paid to Bancorp for the subscribed shares. I will not receive interest on my refunded money.
(7)	The shares of Class B Common Stock I am purchasing are equity securities and are not savings accounts or deposits, and INVESTMENT THEREIN IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

(8)	I may not assign or transfer my rights to purchase Common Stock in this offering to anyone, except with the written consent of Bancorp.
(9)	Certificates will be delivered by first class mail to the address set forth below.
(10)	I have received a copy of the Prospectus, and acknowledge that my decision to purchase Common Stock is made solely on the basis of the information contained in the Prospectus and is not made in reliance on any inducement, representation or statement not contained in the Prospectus.

I wish to subscribe for the following shares of Class B Common Stock:

(1)    Number of Shares I want to buy is

_______ Shares x $9.00 = $_______________.

(2)    Number of Over-Subscription Shares I want to buy is

_______ Shares x $9.00 = $_______________.

Total Amount of Subscription

(1) + (2) = $______________.

My payment of that amount is [  ] enclosed [  ] not enclosed. If enclosed, please make check out to Great Lakes Bancorp, Inc.

*If this amount is more or less than the correct amount for the number of shares shown or as to which the subscription is accepted, I want to buy as many shares as this amount will buy at $9.00 per share.

(Name(s) in which stock certificates should be registered**)

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(Street Address)

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(City/State/Zip Code)

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(Social Security or Employer I.D. No.)

(     )                                         (    )
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(Home Telephone No.)         (Business Telephone No.)

**Unless otherwise indicated, stock certificates for shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

SUBSTITUTE W-9

Under the penalties of perjury, I certify that: (1) the Social Security umber or taxpayer identification number given above is correct; and (2) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT #2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

Subscriber:

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(Signature)                                                                                         (Date)

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(Signature)                                                                                         (Date)

If shares are to be held in joint ownership, all intended joint owners should sign this Agreement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.     Indemnification of Directors and Officers

                Under Section 145(a) of the General Corporation Law of Delaware, we may indemnify any of our officers or directors in any action other than actions by or in the right of our company, whether civil, criminal, administrative or investigative, if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceedings if such director or officer has no reasonable cause to believe his conduct was unlawful. Under Section 145(b), we may indemnify any of our officers or directors in any action by or in the right of our company against expenses actually and reasonably incurred by him in the defense or settlement of such action if such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, except where such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to us, unless, on application, the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person in view of all the circumstances is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 145(c) provides for mandatory indemnification of officers or directors who have been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b). Section 145(d) authorizes indemnification under subsections (a) and (b) in specific cases if approved by our board of directors or stockholders upon a finding that the officer or director in question has met the requisite statutory standards of conduct. Section 145(g) empowers us to purchase insurance coverage for any director, officer, employee or agent against any liability incurred by him in his capacity as such, whether or not we would have the power to indemnify him under the provisions of the Delaware General Corporation Law. The foregoing is only a summary of the described sections of the Delaware General Corporation Law and is qualified in its entirety by reference to such sections.

                Our bylaws provide that we shall indemnify each of our officers and directors to the fullest extent permitted by applicable law. Our certificate of incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Item 25.     Other Expenses of Issuance and Distribution

Securities and Exchange registration fee .	$ 1,555
Printing expenses .	15,000
Legal fees and expenses .	75,000
Accounting fees and expenses .	3,500
Blue sky fees and expenses .	2,000
Transfer Agent and Registrar fees and expenses	10,000
Miscellaneous .	7,945
Total	$115,000

Item 26.     Recent Sales of Unregistered Sales

                None

Item 27.     Exhibits and Financial Statement Schedules

                See Index of Exhibits.

Item 28.     Undertakings

        (a) The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the amount of volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

                Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York, on November 26, 2003.
GREAT LAKES BANCORP, INC.
By:	s/ Andrew w. Dorn, Jr.
Andrew W. Dorn, Jr.
President and Chief Executive Officer

                Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

s/ Andrew W. Dorn, Jr.	President, Chief Executive Officer, Treasurer	November 26, 2003
Andrew W. Dorn, Jr.	and Director (Principal Executive Officer)
s/ Kim S. Destro	Vice President and Chief Financial Officer	November 26, 2003
Kim S. Destro	(Principal Financial Officer and Principal Accounting Officer)
s/ Louis Sidoni	Executive Vice President, Secretary and	November 26, 2003
Louis Sidoni	Director
*	Chairman of the Board of Directors	November 26, 2003
Barry M. Snyder
*	Vice Chairman of the Board of Directors	November 26, 2003
William A. Evans
*	Assistant Secretary and Director	November 26, 2003
Frederick A. Wolf
*	Director	November 26, 2003
Sarah Hill Buck
*	Director	November 26, 2003
Carolyn B. Frank
*	Director	November 26, 2003
Fred J. Hanania

*	Director	November 26, 2003
Luiz F. Kahl
*	Director	November 26, 2003
Brenda Williams McDuffie
*	Director	November 26, 2003
Acea M. Mosey-Pawlowski
*	Director	November 26, 2003
Dennis M. Penman
*	Director	November 26, 2003
James A. Smith
*	Director	November 26, 2003
Louis J. Thomas
*	Director	November 26, 2003
David L. Ulrich
*	Director	November 26, 2003
Gerard T. Mazurkiewicz

*Signed by Andrew W. Dorn, Jr., as attorney-in-fact.

INDEX OF EXHIBITS

Exhibit Number	Exhibit
2.1	Agreement and Plan of Reorganization, dated as of February 10, 2003, between the Registrant and Greater Buffalo Savings Bank (incorporated by reference to Annex A to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Annex C to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

3.2	Bylaws of the Registrant (incorporated by reference to Annex D to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

4.1	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

*5.1	Opinion of Hodgson Russ LLP as to the validity of the shares registered.

10.1	Greater Buffalo Savings Bank 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

10.2	Greater Buffalo Savings Bank 2002 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003)

10.3	Greater Buffalo Savings Bank 401(k) Retirement Savings Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

10.4	Cartel Network Agreement dated May 14, 1999 by and between Integrated Delivery Technologies, Inc. and Greater Buffalo Savings Bank (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

10.5	Back Office Services Agreement dated May 11, 1999 between Affiliated Computer Services, Inc. New York and Greater Buffalo Savings Bank (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

10.6	Services Agreement between BISYS, Inc. and Greater Buffalo Savings Bank (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement No. 333-103211 on Form S-4 dated February 14, 2003).

10.7	Term Note dated September 22, 2003 from Great Lakes Bancorp, Inc. to Fifth Third Bank (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated September 23, 2003).

10.8	Pledge Agreement dated September 22, 2003 between Great Lakes Bancorp, Inc. and Fifth Third Bank (incorporated by reference from Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated September 23, 2003).

21.1	Subsidiaries of the Registrant.

*23.1	Consent of Hodgson Russ LLP (contained in Exhibit 5.1 to this registration statement).

*23.2	Consent of Freed Maxick & Battaglia, PC.

*23.3	Consent of Danielson Associates, Inc.

24.1	Power of Attorney (contained in Part II of this registration statement).

*99.1	Appraisal of Danielson Associates, Inc.

__________
* Filed with this Amendment No. 1 to the Registration Statement